As filed with the Securities and Exchange Commission on October 11, 2005
Registration No. 333-125834

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VOCUS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	58-1806705
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

4296 Forbes Boulevard
Lanham, Maryland 20706
(301) 459-2590
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, Maryland 20706
(301) 459-2590
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen A. Riddick, Esq. Richard J. Melnick, Esq. Jason T. Simon, Esq. Greenberg Traurig, LLP 800 Connecticut Avenue, N.W. Suite 500 Washington, D.C. 20006 (202) 331-3100	Andrew M. Tucker, Esq. Andrews Kurth LLP 1701 Pennsylvania Avenue, N.W. Suite 300 Washington, D.C. 20006 (202) 662-2700

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Share(2)	Offering Price(2)	Fee(3)

Common Stock, $0.01 par value	5,750,000	$11.00	$63,250,000	$7,445

(1)	Includes 750,000 shares available for purchase by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. A registration fee of $4,708 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2005
5,000,000 Shares
Common Stock

Vocus, Inc. is selling 5,000,000 shares of our common stock. The underwriters have a 30-day option to purchase up to an additional 750,000 shares from the selling stockholders to cover over-allotments of shares.
This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $9.00 and $11.00 per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “VOCS.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 7

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	RBC Capital Markets

Wachovia Securities

William Blair & Company
The date of this prospectus is                       , 2005.

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.
   In this prospectus, “Company,” “we,” “us” and “our” refer to Vocus, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

PROSPECTUS SUMMARY
   You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read the entire prospectus carefully, especially the risks described under “Risk Factors.”
Vocus, Inc.
   We are a leading provider of on-demand software for corporate communications and public relations, or PR. In an age of real-time communication, with an increasing number of media outlets and a rapidly growing volume of news and other public information, traditional approaches to PR are becoming outmoded. Our web-based software suite helps organizations of all sizes manage local and global relationships and communications with journalists, analysts, public officials and other key audiences. Our integrated software modules provide extensive features and broad functionality that address the critical functions of corporate communications and public relations. Specific modules include contact management, news management, collateral management, project management, interactive email campaigns, analytics, online newsroom, compliance reporting and issues and legislation management. By automating and integrating essential elements of PR operations, our solutions help organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their corporate communications and public relations.
   As part of our solution, we provide an extensive database of over 800,000 records, including journalists, analysts, public officials, media outlets and publicity opportunities. Our information database is integrated with our suite of on-demand modules that together address the communications life-cycle from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics.
   We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our software. We were an early pioneer in hosted, multi-tenant, on-demand software, launching our first version in 1999. Our software is offered as an annual or multi-year subscription, and as of June 30, 2005 we had more than 1,200 customers representing organizations of all sizes across a wide variety of industries. Our software is currently available in four languages and is in use by customers around the world. Since 1999, we have achieved 24 consecutive quarters of revenue growth. During this period, we have consistently incurred operating losses, including operating losses of $3.6 million for 2003, $2.7 million for 2004 and $1.6 million for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of $32.9 million.
Our Markets and Opportunities
   The process of managing relationships and communications with journalists, analysts, public officials and other key audiences is central to an organization’s reputation, profitability and, ultimately, shareholder value. As organizations recognize the growing importance of effective PR to their success, they increasingly rely on public relations to manage and analyze critical information and to deliver quick and consistent communications. Public relations professionals handle organizational functions such as media, government, consumer, industry and community relations. Every organization, large and small, engages in public relations, whether as an organized department, a single employee’s responsibility or simply as a result of public interactions by its executives.
   Based on data from the 2004 Public Relations Client Survey prepared by Thomas L. Harris/ Impulse Research, the average PR
budget for responding organizations in 2004 was approximately $3.1 million. This budget includes spending for both internal and outsourced PR functions, and includes corporate communications, product PR, online communications, public affairs and government relations.
Based on the Thomas L. Harris Survey, we estimate that the annual PR budget for these organizations increased at a compounded rate of 15.5% per year from 2001 to 2004. Based on data included in the Survey, we estimate that, for organizations with annual revenues of at least $10 million, the aggregate annual PR budgets for programs and activities that our solutions address were approximately

$59 billion in 2004. To calculate this amount, which we do not believe represents the size of the market for our solutions, we first estimated the aggregate PR budgets in 2004 for these organizations, based upon the Survey’s breakdown of average PR budgets by categories of organizations’ total annual revenues, and the number of organizations in each of these categories as reported by Dun and Bradstreet. We then multiplied this amount by the portion of the overall average PR budget in 2004 reported by the Survey which corresponds to programs and activities that our solutions address — corporate media relations, government relations, internal communications, investor relations, product media relations and public affairs. In addition, the U.S. Department of Labor Statistics projects that the employment of public relations specialists will increase faster than the average for all occupations through 2012. Based upon our target market of organizations with annual revenues of at least $10 million and the current pricing of our solutions, we believe that the potential market for on-demand software for PR exceeds $2 billion.
   Outside of outsourced PR service providers, the corporate communications and public relations market is generally underserved, with few solutions to address the PR business process in a comprehensive, integrated and cost effective manner. A number of vendors offer one or more software products that each address a single problem or process within PR, such as contact management, news monitoring, distribution or analytics. Other than these discrete stand-alone solutions, PR processes are generally performed by internal departments or designated staff either manually or with generic desktop software. In addition, while organizations may purchase a variety of these stand-alone products and services, the resulting combination is usually more expensive and less efficient than an integrated software suite that addresses the complete PR life-cycle. We believe that a large and underserved market opportunity exists for our integrated, modular solutions that provide scalable PR functionality to organizations of all sizes across all industries.
Our Products
   We offer our software suite in the following pre-packaged editions:
   Public Relations Professional Edition. Designed primarily to meet the needs of small to mid-sized organizations and provides contact management, news management and reporting.
   Public Relations Enterprise Edition. Provides increased flexibility and functionality typically required by large organizations. Enterprise Edition includes all of the functionality of the Professional Edition, along with project management, collateral management, expanded reporting and configuration capabilities.
   Government Relations Edition. Designed to meet an organization’s government relations needs, including communications with public officials and grassroots advocates, compliance reporting and issues and legislation management.
   In addition, we offer the following add-on modules as part of our software suite:
   News On-Demand. Continuously monitors print, broadcast and Internet news sites to identify and deliver relevant news coverage to customers based on their individual criteria.
   Email Campaigns. Enables organizations to deliver interactive communications that provide online access to related collateral material and to track and measure response rates and other campaign metrics.
   Analytics. Automatically transforms relevant data about news coverage, PR activities and online newsroom statistics into valuable insight about a PR department’s programs and results.
   Online Newsroom. Provides journalists, analysts, public officials and other key audiences 24/7 access to an organization’s breaking news, press releases, digital collateral, grassroots advocacy tools and other critical public information.

Our Strategy
   Our objective is to be the leading provider of on-demand software for corporate communications and public relations worldwide. To achieve this objective, we will need to expand our market penetration to acquire a leading market share, and to attain and maintain profitability. Key elements of our strategy include:

•	Maintain focus on our core market;

•	Increase revenue from existing customers;

•	Expand direct and indirect distribution channels;

•	Expand international market penetration; and

•	Selectively pursue strategic acquisitions.
Our Company
   Our predecessor was formed in 1988 as First Data Software Publishing, Inc., a Florida corporation. Our predecessor began selling desktop software for government relations in 1992. We were incorporated in Delaware in July 1999. In September 1999, our predecessor merged with and into us in connection with our reincorporation as a Delaware corporation. Our principal executive offices are located at 4296 Forbes Boulevard, Lanham, Maryland 20706, and our telephone number is (301) 459-2590. Our website is www.vocus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	14,778,788 shares

Over-allotment option	750,000 shares

Use of proceeds	We intend to use the net proceeds of this offering to repay outstanding indebtedness under our credit facility, which was approximately $4.2 million at June 30, 2005 and $6.8 million at September 30, 2005, and to provide additional long-term capital to support the growth of our business, which may include acquisitions. See “Use of Proceeds” for more information.

Proposed Nasdaq National Market symbol	VOCS

   The above information is based upon 9,778,788 shares outstanding as of September 30, 2005. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	excludes 1,239,763 shares of common stock issuable upon exercise of all options outstanding under our stock option plans as of September 30, 2005, with a weighted average exercise price of $2.61 per share;

•	excludes 361,137 shares of common stock issuable upon exercise of all warrants outstanding as of September 30, 2005, with a weighted average exercise price of $4.74 per share;

•	excludes an aggregate of 133,198 shares of common stock reserved for future issuance under our stock option plans as of September 30, 2005;

•	assumes the automatic conversion of all outstanding shares of our preferred stock into 5,826,668 shares of common stock upon the closing of the offering;

•	assumes the amendment of our certificate of incorporation and bylaws, which amendment is expected to be effective prior to or contemporaneously with the closing of this offering;

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 750,000 additional shares of common stock from the selling stockholders in the offering; and

•	assumes a 3-for-1 reverse stock split of our common and preferred stock that we expect will occur in October 2005.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)
   The following table summarizes our consolidated financial data. The summary consolidated financial data for the five years ended December 31, 2004 are derived from our audited consolidated financial statements. We have also included data from our unaudited consolidated financial statements for the six months ended June 30, 2004 and 2005. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Six Months
						Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

Consolidated Statement of Operations Data:
Revenues(1)	$4,720	$7,946	$11,524	$15,434	$20,393	$9,646	$12,894
Net loss(1)(2)(3)	(4,737)	(7,952)	(3,368)	(2,710)	(2,601)	(1,213)	(1,679)
Accretion of preferred stock	(338)	(1,122)	(1,316)	(1,547)	(1,582)	(782)	(1,016)
Net loss attributable to common stockholders	(5,075)	(9,074)	(4,684)	(4,257)	(4,183)	(1,995)	(2,695)
Net loss attributable to common stockholders per share:
Basic and diluted	$(1.19)	$(2.30)	$(1.18)	$(1.07)	$(1.04)	$(0.50)	$(0.63)
Pro forma (unaudited)					$(0.28)	$(0.13)	$(0.15)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	4,253	3,938	3,969	3,971	4,033	4,011	4,249
Pro forma (unaudited)					9,184	9,109	10,390

(1)	On January 1, 2003, we changed our revenue recognition policy. This change was made to comply with provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables. Upon adoption of EITF 00-21 on January 1, 2003, we recorded a cumulative effect of a change in accounting principle of $896 representing the unrecognized revenue that would have been recognized in prior periods had we retroactively applied EITF 00-21. Had we adopted EITF 00-21 on January 1, 2000, our revenues would have increased, and our net loss would have decreased, by $171 in 2000, $136 in 2001 and $194 in 2002. See Note 2 to the notes to the consolidated financial statements.

(2)	Net loss includes amortization of intangible assets in the following amounts:

						Six Months
						Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

Amortization of intangible assets	$—	$185	$370	$1,266	$1,373	$611	$1,021

(3)	Net loss includes stock-based compensation in the following amounts:

						Six Months
						Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

Stock-based compensation	$986	$—	$—	$493	$16	$8	$7
   The following table summarizes our balance sheet data as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 5,826,668 shares of common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustment above, as well as the sale of 5,000,000 shares of common stock offered by us, at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions of approximately $3.5 million and estimated offering expenses of approximately $1.6 million, and the repayment of approximately $4.2 million of our debt.

	As of
	June 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,008	$8,008	$48,672
Working capital (deficit)	(7,412)	(7,412)	33,920
Total assets	22,098	22,098	62,094
Total debt	5,487	5,487	1,251
Total deferred revenue	16,788	16,788	16,788
Redeemable stock	29,851	188	188
Total stockholders’ deficit	(34,293)	(4,630)	40,270

RISK FACTORS
   Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.
Risks Related to Our Business and Industry
We operate in an emerging market which makes it difficult to evaluate our business and future prospects and may increase the risk of your investment.
   The market for software designed specifically for corporate communications and public relations is relatively new and emerging, making our business and future prospects difficult to evaluate. Many companies have invested substantial personnel and financial resources in their PR departments, and may be reluctant or unwilling to migrate to software designed to address the corporate communications and public relations market. Widespread market acceptance of our solutions is critical to the success of our business. You must consider our business and future prospects in light of the challenges, risks and difficulties we encounter in the new and rapidly evolving market of corporate communications and public relations software. These challenges, risks and difficulties include the following:

•	generating sufficient revenue to achieve and maintain profitability;

•	managing growth in our operations;

•	managing the risks associated with developing new modules;

•	attracting and retaining customers; and

•	attracting and retaining key personnel.
   We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.
The market for on-demand software is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.
   Although our predecessor company was founded in 1988, we did not begin offering our on-demand software until 1999. We derive, and expect to continue to derive for the foreseeable future, all of our revenue from providing on-demand software and related ancillary services. The market for on-demand software is at an early stage of development, and it is uncertain whether on-demand solutions such as ours will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand software in general and for on-demand corporate communications and public relations software in particular. If businesses do not perceive the benefits of on-demand software, then the market may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business, financial condition and results of operations.
Our solutions are sold pursuant to subscription agreements, and if our existing customers elect either not to renew these agreements or renew these agreements for fewer modules or seats, our business, financial condition and results of operations will be adversely affected.
   Our solutions are sold pursuant to annual or multi-year subscription agreements and our customers have no obligation to renew these agreements. As a result, we are not able to consistently and accurately predict future renewal rates. Our customers’ renewal rates may decline or fluctuate or our customers may renew for fewer modules or seats as a result of a number of factors, including their level of satisfaction with our solutions, their ability to continue their operations due to budgetary or other concerns, the availability and pricing of competing products. Additionally, we may lose our customers due to the high turnover rate in the PR departments of small and mid-sized organizations. If large numbers of existing customers do not renew these agreements, or renew these agreements on terms less favorable to us, and if we cannot replace or supplement those non-renewals with new subscription agreements generating the same or greater level of revenue, our business, financial condition and results of operations will be adversely affected.
Because we recognize revenue over the term of the applicable subscription agreement, the lack of subscription renewals or new subscription agreements may not be immediately reflected in our operating results.
   We recognize revenue from our customers over the term of their subscription agreements with us. The majority of our quarterly revenue usually represents deferred revenue from subscription agreements entered into during previous quarters. As a result, a decline in new or renewed subscription agreements in any one quarter will not necessarily be fully reflected in the revenue for the corresponding quarter but will negatively affect our revenue in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our solutions may not be fully reflected in our results of operations until future periods. Our business model also makes it difficult for us to reflect any rapid increase in our customer base and the resulting effect of this increase in our revenue in any one period because revenue from new customers will be recognized over the applicable subscription agreement term.
We might not generate increased business from our current customers, which could limit our revenue in the future.
   The success of our strategy is dependent, in part, on the success of our efforts to sell additional modules to our existing customers and to increase the number of users per customer. These customers might choose not to expand their use of or make additional purchases of our solutions. If we fail to generate additional business from our current customers, our revenue could grow at a slower rate or decrease.
If our new information database does not achieve market acceptance, our business, financial condition and results of operations could be adversely affected.
   We have developed our own content that our customers recently began using in place of a significant portion of the third-party content that had been included in the information database that we make available to our customers through our on-demand software. In August 2005, we began providing this internally-developed content to our customers. If this new information database does not attain market acceptance current customers may not renew their subscription agreements with us, and it may be more difficult for us to acquire new customers. We may be required to continue to license information from third parties, and such information may not continue to be available from third parties on commercially reasonable terms, if at all.
We have incurred operating losses in the past and may incur operating losses in the future.
   We have incurred operating losses in the past and we may incur operating losses in the future. Our recent operating losses were $3.6 million for 2003, $2.7 million for 2004, and $1.6 million for the six months ended June 30, 2005. We have not been profitable since we began offering our on-demand software, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations, and if our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may not become profitable. You should not consider recent quarterly revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth, or our revenue could decline.
Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our stock price to decline.
   Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section:

•	our ability to retain and increase sales to existing customers and attract new customers;

•	changes in the volume and mix of subscriptions sold in a particular quarter;

•	seasonality of our business cycle, given that our subscription volumes are normally lowest in the first quarter and highest in the fourth quarter;

•	our policy of expensing sales commissions at the time our customers are invoiced for a subscription agreement, while the majority of our revenue is recognized ratably over future periods;

•	the timing and success of new product introductions or upgrades by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	the amount and timing of expenditures related to expanding our operations;

•	changes in the payment terms for our products and services; and

•	the purchasing and budgeting cycles of our customers.
   Because our on-demand software is sold pursuant to annual or multi-year subscription agreements, and we recognize revenue from these subscriptions over the term of the agreement, downturns or upturns in sales may not be immediately reflected in our operating results. Most of our expenses, such as salaries and third-party hosting co-location costs, are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.
   In the third quarter of 2005 we will recognize $1.8 million in expense related to the replacement of third-party content previously included in the information database we make available to our customers through our on-demand software with our internally-developed content. In the third quarter of 2005 we will also recognize an aggregate of $1.0 million in expense related to the purchase of shares of our common stock from certain former employees. Our quarterly results could be affected by other non-recurring charges in future quarters.
   Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.
We face competition, and our failure to compete successfully could make it difficult for us to add and retain customers and could reduce or impede the growth of our business.
   The corporate communications and public relations market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry to some segments of this market. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies enter our market. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be seriously harmed. We face competition from:

•	PR solution providers offering products specifically designed for PR;

•	generic desktop software and other commercially available software not specifically designed for PR;

•	outsourced PR service providers; and

•	custom-developed solutions.
   Many of our current and potential competitors have longer operating histories, a larger presence in the general PR market, access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can. To the extent our competitors have an existing relationship with a potential customer, that customer may be unwilling to switch vendors due to existing time and financial commitments with our competitors.
   We also expect that new competitors, such as enterprise software vendors and online service providers that have traditionally focused on enterprise resource planning or back office applications, will enter the on-demand software market with competing products as the on-demand software market develops and matures. Many of these potential competitors have established or may establish business, financial or strategic relationships among themselves or with existing or potential customers, alliance partners or other third parties or may combine and consolidate to become more formidable competitors with better resources. It is possible that these new competitors could rapidly acquire significant market share.
If we fail to respond to evolving industry standards, our on-demand software may become obsolete or less competitive.
   The market for our on-demand software is characterized by changes in client requirements, changes in protocols and evolving industry standards. If we are unable to enhance or develop new features for our existing solutions or develop acceptable new solutions that keep pace with these changes, our on-demand software may become obsolete, less marketable and less competitive and our business will be harmed. The success of any enhancements, new modules and on-demand software depends on several factors, including timely completion, introduction and market acceptance of the modules. Failure to produce acceptable new modules and enhancements may significantly impair our revenue growth and reputation.
If there are interruptions or delays in our services due to third-party error, our own error or the occurrence of unforeseeable events, delivery of our solutions and the use of our service could become impaired, which could harm our relationships with customers and subject us to liability.
   All of our solutions reside on hardware that we own or lease and operate that is currently located in a third-party facility maintained and operated in Sterling, Virginia. We do not maintain long-term supply contracts with our third-party facility provider, and the provider does not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend on our third-party facility provider’s ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. In the event that our third-party facility arrangement is terminated, or there is a lapse of service or damage to such facility, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities and services.
   Our disaster recovery computer hardware and systems located at our headquarters in Lanham, Maryland, have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring at our third-party facility. In the event of a disaster in which our third-party facility was irreparably damaged or destroyed, we could experience lengthy interruptions in our service. Moreover, our disaster recovery computer hardware and systems are located within the same geographic region as our third-party facility and may be equally or more affected by any disaster affecting our third-party facility. Any or all of these events could cause our customers to lose access to our software. In addition, the failure by our third-party facility to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.
   We architect the system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our service. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could reduce our revenue, subject us to liability, cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business, financial condition and results of operations.

The market for our solutions among large customers may be limited if they require customized features or functions that we do not currently intend to provide in our solutions or that would be difficult for individual customers to customize within our solutions.
   Prospective customers, especially large enterprise customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, and that would be difficult for them to implement themselves, then the market for our solutions will be more limited and our business could suffer.
We may expand through acquisitions of, investments in or through business relationships with other organizations, all of which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.
   One of our business strategies is to continue to selectively acquire companies which would either expand our solution’s functionality, provide access to new customers or markets, or both. We also may enter into business relationships with other organizations in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other organizations. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the acquired organizations, technologies, products, personnel or operations of the acquired organizations, particularly if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. We also may experience lower rates of renewal from customers obtained through acquisitions than our typical renewal rates. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of these transactions, we may:
• issue additional equity securities that would dilute the ownership of our stockholders;
• use cash that we may need in the future to operate our business;
• incur debt on terms unfavorable to us or that we are unable to repay;
• incur large charges or substantial liabilities;
• encounter difficulties retaining key employees of an acquired company or integrating diverse business cultures; and
• become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.
   To date, we have completed several acquisitions. For example, in January 2003 we acquired substantially all of the assets of Public Affairs Technology, Inc., and in November 2004 we acquired substantially all of the assets of Gnossos Software, Inc. In both of these transactions, the consideration we paid included both cash and shares of our common stock. The issuance of shares of our common stock diluted the ownership of our existing stockholders, and the cash consideration paid reduced the cash available to us for other purposes.
   Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreement or commitment, and we have no understandings with respect to any acquisition.
Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.
   Increasing our customer base and achieving broader market acceptance of our solutions will depend to a significant extent on our ability to expand our sales and marketing operations. We plan to continue to expand our direct sales force and engage additional third-party channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a corresponding significant increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our third-party channel partners if we are unable to attract and retain additional motivated third-party channel partners, if any existing or future third-party channel partners fail to successfully market, resell, implement or support our solutions for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support competing products and services.
If we fail to develop our brand cost-effectively, our business may suffer.
   We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.
We may be liable to our customers and may lose customers if we provide poor service, if our solutions do not comply with our agreements or if there is a loss of data.
   The information in our databases may not be complete or may contain inaccuracies that our customers regard as significant. Our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems or failure by our third-party facility to meet our capacity requirements. In addition, computer viruses and intentional or unintentional acts of our employees may harm our systems causing us to lose data we maintain and supply to our customers or data that our customers input and maintain on our systems, and the transmission of computer viruses could expose us to litigation. Our subscription agreements generally give our customers the right to terminate their agreements for cause if we materially breach our obligations. Any failures in the services that we supply or the loss of any of our customers’ data that we cannot rectify in a certain time period may give our customers the right to terminate their agreements with us and could subject us to liability. As a result, we may also be required to spend substantial amounts to defend lawsuits and pay any resulting damage awards. In addition to potential liability, if we supply inaccurate data or experience interruptions in our ability to supply data, our reputation could be harmed and we could lose customers.
   Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on acceptable terms, or at all. In addition, we cannot assure you that this policy will cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.
If our solutions fail to perform properly or if they contain technical defects, our reputation will be harmed, our market share would decline and we could be subject to product liability claims.
   Our software may contain undetected errors or defects that may result in product failures or otherwise cause our solutions to fail to perform in accordance with customer expectations. Because our customers use our solutions for important aspects of their business, any errors or defects in, or other performance problems with, our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, we could lose future sales or our existing customers could elect to not renew. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources. If one or more of our solutions fail to perform or contain a technical defect, a customer may assert a claim against us for substantial damages, whether or not we are responsible for our solutions’ failure or defect. We do not currently maintain any warranty reserves.
   Product liability claims could require us to spend significant time and money in litigation or arbitration/dispute resolution or to pay significant settlements or damages. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may not be sufficient to cover liabilities resulting from such product liability claims. Also, our insurer may disclaim coverage. Our liability insurance also may not continue to be available to us on reasonable terms, in sufficient amounts, or at all. Any product liability claim successfully brought against us could cause our business to suffer.
The success of our business depends on the continued growth and acceptance of the Internet as a business and communications tool, and the related expansion of the Internet infrastructure.
   The future success of our business depends upon the continued and widespread adoption of the Internet as a primary medium for commerce, communication and business applications. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as “viruses,” “worms” and other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service or increased government regulation and taxation of Internet activity.
   Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy, the use of the Internet as a commercial medium and the use of email for marketing or other consumer communications. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or for sending commercial email. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in a decline in the use of the Internet and the viability of Internet-based services such as ours and reduce the demand for our products.
   The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected.
If we are unable to protect our proprietary technology and other intellectual property rights, it will reduce our ability to compete for business.
   If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could decrease demand for our solutions. We rely on a combination of copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures, to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying our solutions or otherwise infringing on our intellectual property rights. Existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop solutions similar or superior to ours. In addition, the laws of some countries in which our solutions are or may be licensed do not protect our solutions and intellectual property rights to the same extent as do the laws of the United States.
   To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.
If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.
   The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third-parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters, or other forms of communication. If a third-party successfully asserts a claim that we are infringing their proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third-parties. We expect that the number of infringement claims in our market will increase as the number of solutions and competitors in our industry grows. These claims, whether or not successful, could:
• divert management’s attention;
• result in costly and time-consuming litigation;
• require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or
• require us to redesign our solutions to avoid infringement.
   As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling in any such claim. Even if we have not infringed any third-parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management’s time, which could adversely affect our business.
Our growth could strain our personnel and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.
   Rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Between January 1, 2002 and June 30, 2005, the number of our full time equivalent employees increased by approximately 87%, from 102 to 191. We anticipate that additional growth will be required to address increases in our customer base, as well as expansion into new geographic areas.
   Our success will depend in part upon the ability of our senior management to manage growth effectively. To do so, we must continue to hire, train and manage new employees as needed. To date, we have not experienced any significant problems as a result of the rapid growth in our headcount, other than occasional office space constraints. However, our anticipated future growth may place greater strains on our resources. For instance, if our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees as needed, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we expect to add will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.
We are dependent on our executive officers, and the loss of any of them may prevent us from implementing our business plan in a timely manner if at all.
   Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard Rudman, our Chief Executive Officer, President and Chairman and Robert Lentz, our Chief Technology Officer. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our executive officers, key personnel or development personnel that require them to remain our employees and, therefore, they could terminate their employment with us at any time without penalty. Although we currently maintain key man life insurance policies on Messrs. Rudman and Lentz, this insurance would not adequately compensate us for the loss of their services, and we may not maintain these policies following completion of this offering. The loss of one or more of our key employees could seriously harm our business.
We may not be able to attract and retain the highly skilled employees we need to support our planned growth.
   To execute our business strategy, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior sales executives and engineers with high levels of experience in designing and developing software. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock after this offering may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, proposed changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock options awards that job candidates require to join our company, and may result in our paying additional cash compensation to job candidates to offset reduced stock option grants. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.
Because we conduct operations in foreign jurisdictions, which accounted for approximately 5% of our 2004 revenues, and because our business strategy includes expanding our international operations, our business is susceptible to risks associated with international operations.
   We have small but growing international operations and our business strategy includes expanding these operations. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:
• fluctuations in currency exchange rates;
• unexpected changes in foreign regulatory requirements;
• difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings; and
• the burdens of complying with a wide variety of foreign laws and different legal standards.
   The occurrence of any one of these risks could negatively affect our international operations and, consequently, our results of operations generally. In addition, the Internet may not be used as widely in international markets in which we expand our international operations and, as a result, we may not be successful in offering our solutions internationally.
   Some of our international subscription fees are currently denominated in U.S. dollars and paid in local currency. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our software more expensive for international customers, which could harm our business.
We might require additional capital to support business growth, and this capital might not be available.
   We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new software or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Our current credit agreement, which we anticipate terminating in connection with the consummation of this offering, requires that two of our preferred stockholders consent to any borrowings under the facility that would be used for any purpose other than to complete acquisitions approved by our board of directors. Accordingly, these two stockholders have the ability to restrict our access to funds otherwise available under this facility. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
   Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
   For example, FASB has recently announced its decision to require companies to expense the fair value of employee stock options. Such stock option expensing will require us, beginning in 2006, to value our employee stock option grants pursuant to a fair value-based model, and then amortize that value against our reported earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with the intrinsic value method. The intrinsic value method generally results in recording less expense than the fair value method for stock-based awards. This change in accounting treatment may materially and adversely affect our reported results of operations. We discuss more fully the pending adoption of new rules for accounting for stock-based awards in Note 2 to the notes to the consolidated financial statements included elsewhere in this prospectus.
Risks Related to this Offering
Being a public company will increase our administrative costs.
   As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the National Association of Securities Dealers, or NASD, has adopted revisions to its requirements for companies that are listed on the Nasdaq National Market. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. For example, we are adding personnel, particularly accounting staff, adopting additional internal controls and disclosure controls and procedures, retaining a transfer agent and a financial printer and adopting corporate governance policies. In addition, as a public company we will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.
There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.
   Prior to this offering there has not been a public market for our common stock. Although it is anticipated that the common stock will be approved for quotation on the Nasdaq National Market, there can be no assurance that a trading market will develop or, if such a market does develop, how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by our negotiations with the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.
If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.
   The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are many large, well-established publicly traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline.
Volatility of our stock price could adversely affect stockholders.
   The market price of our common stock could fluctuate significantly as a result of:

•	quarterly variations in our operating results;

•	seasonality of our business cycle;

•	interest rate changes;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the on-demand software industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	changes in laws and regulations affecting our business;

•	material announcements by us or our competitors;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions and acts of war or terrorism.
   Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Furthermore, any of the factors listed above could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price.
The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.
   We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately 65% of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
   Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We may not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary businesses, software or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.
   If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Based on an offering price of $10.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $7.57 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.
Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.
   Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

•	require super-majority voting to amend our bylaws or specified provisions in our amended and restated certificate of incorporation;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, amend, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
   In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.
Future sales, or the availability for sale, of our common stock may cause our stock price to decline.
   In connection with this offering, we, along with our officers, directors and certain stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without Thomas Weisel Partners LLC’s consent. However, Thomas Weisel Partners LLC may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Thomas Weisel Partners LLC may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

   A total of approximately                 shares of common stock may be sold in the public market by existing stockholders on or about 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities law. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” on page 65 for a more detailed description of the restrictions on selling shares of our common stock after this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
   This prospectus contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our plans to develop and market new products and the timing of these development programs;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	our estimates of expenses and future revenues and profitability;

•	our estimates of the size of the markets for our solutions;

•	the rate and degree of market acceptance of our solutions; and

•	the success of other competing technologies that may become available.
   In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “intends,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.
   This prospectus also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
   We estimate that we will receive approximately $44.9 million in net proceeds from the sale of our common stock in this offering, at an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in whole or in part, we will not receive any of the proceeds from the sale of those shares by the selling stockholders.
   The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.
   We currently intend to use a portion of the net proceeds from this offering to repay outstanding indebtedness under our credit facility, which accrues interest at the bank’s prime rate, which was 6.75% as of September 30, 2005, and will mature in October 2007. The amount outstanding under our credit facility was approximately $4.2 million at June 30, 2005, and $6.8 million at September 30, 2005. The actual amount we repay will be based upon the amount outstanding upon the consummation of this offering. We currently intend to use the remaining proceeds for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We may use a portion of the net proceeds from this offering to finance our growth strategy, including our planned expansion of our distribution channels, sales force, international market penetration and business operations and solution offerings generally, if our available cash from operating activities is insufficient to finance these expansion efforts. However, we currently have no plans to do so. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, solutions or technologies. We have no current agreements or commitments with respect to any investment or acquisition. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have discretion and flexibility in applying the net proceeds of this offering. Pending any uses, as described above, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.
DIVIDEND POLICY
   We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to retain any future earnings, if any, in the operation and expansion of our business. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, the terms of any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION
(in thousands, except per share data)
   The following table summarizes our balance sheet data as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 5,826,668 shares of common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustment above, as well as the sale of 5,000,000 shares of common stock offered by us, at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions of approximately $3.5 million and estimated offering expenses of approximately $1.6 million, and the repayment of approximately $4.2 million of our debt.

   You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(Unaudited)
Cash and cash equivalents	$8,008	$8,008	$48,672

Revolving line of credit	$4,236	$4,236	$—
Notes payable and capital lease obligations	1,251	1,251	1,251
Redeemable convertible preferred stock, $.01 par value; 21,158,041 shares authorized, 5,826,668 shares issued and outstanding, actual; none issued and outstanding, pro forma and pro forma as adjusted	29,663	—	—
Redeemable common stock, $.01 par value; 29,128 shares issued and outstanding, actual, pro forma and pro forma as adjusted	188	188	188
Stockholders’ (deficit) equity:
Common stock, $.01 par value; 40,000,000 shares authorized, 4,933,503 shares issued and 4,315,457 shares outstanding, actual; 10,760,171 shares issued and 10,142,125 shares outstanding, pro forma; and 15,760,171 shares issued and 15,142,125 shares outstanding, pro forma as adjusted	49	108	158
Additional paid-in capital	—	29,604	74,454
Treasury stock, 618,046 shares, at cost	(1,520)	(1,520)	(1,520)
Deferred compensation	(27)	(27)	(27)
Accumulated other comprehensive income	16	16	16
Accumulated deficit	(32,811)	(32,811)	(32,811)

Total stockholders’ (deficit) equity	(34,293)	(4,630)	40,270

Total capitalization	$1,045	$1,045	$41,709

   The number of shares shown as issued and outstanding in the table above excludes:

•	1,238,966 shares of common stock issuable upon exercise of all options outstanding under our stock option plans as of June 30, 2005, with a weighted average exercise price of $2.59 per share;

•	361,137 shares of common stock issuable upon exercise of all warrants outstanding as of June 30, 2005, with a weighted average exercise price of $4.74 per share; and

•	134,277 shares of common stock reserved for future issuance under our stock option plans as of June 30, 2005.

DILUTION
   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after giving effect to this offering.
   Our pro forma net tangible book value per share represents our pro forma tangible assets, or total assets less intangible assets, less our total liabilities and redeemable common stock, divided by the number of shares of our common stock outstanding as of June 30, 2005 after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock. At June 30, 2005, our pro forma net tangible book value was approximately $(8.1) million, or $(0.80) per share of common stock. At June 30, 2005, our pro forma net tangible book value, on an adjusted basis for the sale of 5,000,000 shares of our common stock, based on an assumed initial public offering price of $10.00 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses, would have been approximately $36.8 million, or $2.43 per share of common stock. This represents an immediate increase of $3.23 per share to existing stockholders and an immediate dilution of $7.57 per share to new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value per share at June 30, 2005	$(0.80)
Increase per share attributable to the offering	$3.23

Adjusted pro forma net tangible book value per share after the offering		$2.43

Net tangible book value dilution per share to new investors in the offering		$7.57

   The following table summarizes, on an adjusted basis as of June 30, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing share in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	10,142,125	67%	$23,704,000	32%	$2.34
New investors	5,000,000	33%	$50,000,000	68%	$10.00

Total	15,142,125	100%	$73,704,000	100%

   The preceding table excludes:

•	29,128 shares of redeemable common stock outstanding as of June 30, 2005;

•	1,238,966 shares of common stock issuable upon exercise of all options outstanding as of June 30, 2005, with a weighted average exercise price of $2.59 per share;

•	361,137 shares of common stock issuable upon exercise of all warrants outstanding as of June 30, 2005, with a weighted average exercise price of $4.74 per share; and

•	134,277 shares of common stock reserved for future issuance under our stock option plans as of June 30, 2005.

   Assuming the exercise in full of all of these options and warrants as of June 30, 2005, the number of shares purchased by existing stockholders would increase to 11,742,228 shares, total consideration paid by them would increase to $28.6 million and the average price per share paid by them would be increased to $2.44 per share.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)
   The consolidated statement of operations data for the five years ended December 31, 2004, and consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004, have been derived from our audited consolidated financial statements. The statement of operations data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2005 were derived from our unaudited consolidated financial statements and related notes, which are included in this prospectus. The unaudited interim consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth below and our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future period and the results for the six months ended June 30, 2005 should not be considered indicative of results expected for the full year.

						Six Months Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003(4)	2004(5)	2004	2005

Consolidated Statement of Operations:
Revenues(1)	$4,720	$7,946	$11,524	$15,434	$20,393	$9,646	$12,894
Cost of revenues(2)(3)	1,456	2,562	2,679	3,244	4,368	1,979	2,988

Gross profit	3,264	5,384	8,845	12,190	16,025	7,667	9,906
Operating expenses:(3)
Sales and marketing	4,165	8,015	6,755	8,285	11,708	5,508	7,120
Research and development	1,731	1,387	1,487	2,201	2,064	942	1,199
General and administrative	2,166	3,998	3,886	4,493	3,942	1,973	2,381
Amortization of intangible assets	—	39	78	788	976	430	796

Total operating expenses	8,062	13,439	12,206	15,767	18,690	8,853	11,496
Loss from operations	(4,798)	(8,055)	(3,361)	(3,577)	(2,665)	(1,186)	(1,590)
Other income (expense):
Interest and other income	119	169	78	12	99	46	25
Interest and other expense	(58)	(66)	(85)	(41)	(35)	(73)	(114)

Total other income (expense)	61	103	(7)	(29)	64	(27)	(89)
Loss before cumulative effect of a change in accounting principle	(4,737)	(7,952)	(3,368)	(3,606)	(2,601)	(1,213)	(1,679)
Cumulative effect of a change in accounting principle(1)	—	—	—	896	—	—	—

Net loss	(4,737)	(7,952)	(3,368)	(2,710)	(2,601)	(1,213)	(1,679)
Accretion of preferred stock	(338)	(1,122)	(1,316)	(1,547)	(1,582)	(782)	(1,016)

Net loss attributable to common stockholders	$(5,075)	$(9,074)	$(4,684)	$(4,257)	$(4,183)	$(1,995)	$(2,695)

Net loss attributable to common stockholders per share, basic and diluted	$(1.19)	$(2.30)	$(1.18)	$(1.07)	$(1.04)	$(0.50)	$(0.63)

(1)	On January 1, 2003, we changed our revenue recognition policy. This change was made to comply with provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables. Upon adoption of EITF 00-21 on January 1, 2003, we recorded a cumulative effect of a change in accounting principle of $896 representing the unrecognized revenue that would have been recognized in prior periods had we retroactively applied EITF 00-21. Had we adopted EITF 00-21 on January 1, 2000, our revenues would have increased, and our net loss would have decreased, by $171 in 2000, $136 in 2001 and $194 in 2002. See Note 2 to the notes to the consolidated financial statements.

(2)	Cost of revenues includes amortization of intangible assets in the following amounts:

						Six Months
						Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

Amortization of intangible assets	$—	$146	$292	$478	$397	$181	$225

(3)	Cost of revenues and operating expenses include stock-based compensation in the following amounts:

						Six Months
						Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

Cost of revenues	$—	$—	$—	$—	$1	$1	$1
Sales and marketing	—	—	—	—	15	7	6
Research and development	493	—	—	247	—	—	—
General and administrative	493	—	—	246	—	—	—

(4)	On January 24, 2003, we acquired Public Affairs Technologies, Inc. a provider of software to manage corporate communications and public relations. The operating results of Public Affairs Technologies have been included in our results of operations since the date of acquisition.

(5)	On November 8, 2004, we acquired Gnossos Software, Inc., a provider of software to manage corporate communications and government relations. The operating results of Gnossos have been included in our results of operations since the date of acquisition.

	As of December 31,					As of
						June 30,
	2000	2001	2002	2003	2004	2005

Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,891	$4,313	$2,411	$1,573	$7,554	$8,008
Working capital (deficit)	789	(2,988)	(4,589)	(8,590)	(5,442)	(7,412)
Total assets	5,934	8,032	6,068	9,571	19,618	22,098
Total debt	211	657	424	339	3,001	5,487
Total deferred revenue	4,793	8,587	10,070	12,393	16,052	16,788
Redeemable stock	10,601	16,651	17,967	22,488	28,830	29,851
Total stockholders’ deficit	(10,294)	(19,313)	(23,958)	(28,227)	(31,738)	(34,293)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”
Overview
   We are a leading provider of on-demand software for corporate communications and public relations. Our on-demand software suite helps organizations of all sizes manage local and global relationships and communications with journalists, analysts, public officials and other key audiences. We deliver our on-demand software over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and implement our on-demand software.
   We began selling desktop software for government relations in 1992 under a perpetual license model. In 1997, we expanded our software suite to address the needs of the much larger public relations market, focusing primarily on larger organizations. In 1999, we reengineered our software applications to be delivered over the Internet as an on-demand solution, which allowed us to offer our software to organizations of all sizes. In 2000, we began actively selling access to our on-demand software and expanded our sales and marketing activities, which were financed, in part, through the issuance of our Series A preferred stock. Since shifting to an on-demand model, we no longer sell perpetually licensed software and related maintenance agreements and have achieved 24 consecutive quarters of revenue growth. We currently derive all of our revenues from subscription agreements and related services.
   We sell access to our on-demand software primarily through our direct sales channel, and to a lesser extent through third-party distributors. As of June 30, 2005, we had more than 1,200 active customers of all sizes across a wide variety of industries, including financial and insurance, technology, healthcare and pharmaceutical and retail and consumer products, as well as government agencies, not-for-profit organizations and educational institutions. We define active customers as unique customer accounts that have an active subscription and have not been suspended for non-payment.
   We plan to continue the expansion of our customer base by expanding our direct and indirect distribution channels, expanding our international market penetration and selectively pursuing strategic acquisitions. As a result, we plan to hire additional personnel, particularly in sales and professional services, and expand our domestic and international selling and marketing activities, increase the number of locations around the world where we conduct business and develop our operational and financial systems to manage a growing business. We also intend to identify and acquire companies which would either expand our solution’s functionality, provide access to new customers or markets, or both.
   In November 2004, we acquired substantially all of the assets of Gnossos Software, Inc., or Gnossos, a provider of software to manage corporate communications and government relations. The aggregate consideration was $3.3 million, which consisted of $2.5 million in cash, $139,000 of common stock, $183,000 of redeemable common stock, $400,000 of deferred payments due to the seller and $112,000 of transaction costs.
   In January 2003, we acquired substantially all of the assets of Public Affairs Technologies, Inc., or PAT, a provider of software to manage corporate communications and public relations. The aggregate consideration was $2.4 million, which consisted primarily of $1.8 million in cash, $457,000 of common stock and $77,000 of transaction costs.
Sources of Revenues
   We derive all of our revenues from subscription agreements and related services. Our subscription agreements contain multiple service elements and deliverables, which include use of our on-demand software, hosting services, content and content updates, implementation and training services and customer support. The typical term of our subscription agreements is one year, but increasingly our customers are selecting subscriptions with a multi-year term, although these accounted for less than 7% of all subscription agreements for 2004. We generally invoice our customers in advance of their annual subscription, with payment terms that require our customers pay us within 30 days of invoice. Our subscription agreements are non-cancelable, though customers typically have the right to terminate their agreements for cause if we materially breach our obligations under the agreement.
   Professional services revenue consists primarily of data migration, training and configuration services sold separately after the initial subscription agreement. Typically, our professional service engagements are billed on a fixed fee basis with payment terms requiring our customers to pay us within 30 days of invoice. Revenues from professional services sold separately from subscription agreements have not been material to our business. During 2004, professional services sold separately accounted for less than 5% of our revenues.
   Historically, we have increased the price of our subscriptions for many of our renewal customers in order to absorb the increasing costs of providing ongoing hosting services, content and customer support to our existing customer base. Since 2003, these price increases have typically ranged from 5% to 10% per annum.
Cost of Revenues and Operating Expense
   Cost of Revenues. Cost of revenues consists primarily of compensation for training and support personnel, hosting infrastructure, amortization of content and purchased technology, depreciation associated with computer equipment and software and allocated overhead. We allocate overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and office supplies based on headcount. As a result, indirect overhead expenses are included in cost of revenues and each operating expense category.
   We believe content is an integral part of our solution and provides our customers with access to broad, current and relevant information critical to their PR efforts. Accordingly, in May 2004, we launched News On-Demand, an electronic print, broadcast television and Internet news monitoring solution, which combined our broadcast television news content with news content from third parties. We expect to continue to enhance our News On-Demand service by making investments in both our own content as well as content acquired from third parties. We expect cost of revenues to increase in 2005 as we incur expenses related to the expansion of our content offerings.
   Sales and Marketing. Sales and marketing expenses are our largest operating expense category, accounting for 58% of our 2004 revenues. Sales and marketing expenses consist primarily of compensation for our sales and marketing personnel, sales commissions and incentives, marketing programs, including lead generation, events and other brand building expenses and allocated overhead. We expense our sales commissions at the time a subscription agreement is executed by the customer and we recognize substantially all of our revenues ratably over the term of the corresponding subscription agreement. Accordingly, we generally experience a delay between the recognition of revenues and the corresponding increase in sales and marketing expenses.
   As our revenues increase, we plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel in order to add new customers and increase sales to our existing customers. We also plan to expand our marketing activities in order to build brand awareness and generate additional leads for our growing sales personnel. We expect that in the future, sales and marketing expenses will increase in absolute dollars but will decrease as a percentage of revenues.
   Research and Development. Research and development expenses consist primarily of compensation for our software application development personnel and allocated overhead. We have historically focused our research and development efforts on increasing the functionality and enhancing the ease of use of our on-demand software. Because of our hosted, on-demand model, we are able to provide all of our customers with a single, shared version of our most recent application. As a result, we do not have to maintain legacy versions of our software, which enables us to have relatively low research and development expenses as compared to traditional enterprise software business models. We expect that in the future, research and development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new technologies, but will remain relatively consistent as a percentage of revenues.
   General and Administrative. General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative and management information systems personnel, professional fees, other corporate expenses and allocated overhead. We expect that in 2005 and for some period of time thereafter, general and administrative expenses will increase in absolute dollars and remain constant or increase slightly as a percentage of revenues, as we incur additional costs associated with being a public company. However, we expect that in the future, general and administrative expenses will increase in absolute dollars but will decrease as a percentage of revenues.
   Repurchase of Common Stock and Stock-Based Compensation. Our operating expenses for 2003 include compensation expenses related to acquiring common stock from two executive officers with a portion of the proceeds from our Series B preferred stock financing. In connection with the issuance of the Series B preferred stock, our board of directors authorized the repurchase of 103,008 shares of common stock each from our Chief Executive Officer and Chief Technology Officer at a price of $4.85 per share. The estimated fair value of the shares was $2.46 per share and the resulting premium paid for the common stock of $493,000 was recorded as stock-based compensation expense in research and development and general and administrative expense categories in our 2003 consolidated statement of operations.
   In July 2005 and August 2005, we purchased an aggregate of 392,731 shares of common stock from our Chief Technology Officer and certain former employees at a price of $7.05 per share, the estimated fair value of the shares on the date of purchase. The shares held by former employees were obtained through the exercise of stock options and these purchases were pursuant to the terms of the related stock option agreements. Certain of these shares of common stock were obtained through stock option exercises within the six-month period preceding the purchase. As a result, these purchases will result in stock-based compensation equal to the amount we paid to acquire the common stock, reduced by the amount paid by the employee upon exercise of the stock option, or an aggregate of $1.0 million in the three months ending September 30, 2005.
   Amortization of Intangible Assets. Amortized intangible assets consist of customer relationships and covenants not to compete from business combinations.
Critical Accounting Policies
   Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
   We believe that of our significant accounting policies, which are described in Note 2 to the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
   Revenue Recognition. We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition.” We recognize revenues from subscription agreements for our on-demand software and related services when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fees to be paid by the customer is fixed or determinable. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue.
   Our subscription agreements generally contain multiple service elements and deliverables. These elements include access to our software and often specify initial services including implementation and training. Our subscription agreements do not provide customers the right to take possession of the software at any time.
   Prior to 2003, we recognized the initial service fees specified in multiple element subscription agreements over the estimated customer life of three years. Subscription fees were recognized over the subscription period.
   On January 1, 2003, we changed our revenue recognition policy to define all elements in our multiple element subscription agreements as a single unit of accounting, and accordingly, recognize all associated fees over the subscription period, which is typically one year. We recognize our revenue over the subscription period because the subscription is the last element delivered to the customer and the predominant element of our agreements. This change was made to comply with the provisions of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements

with Multiple Deliverables, or EITF 00-21, issued by the Emerging Issues Task Force of the Financial Accounting Standards Board in May 2003. In applying the guidance in EITF 00-21, we determined that we do not have objective and reliable evidence of the fair value of the subscription to our on-demand software after delivery of specified initial services. When we sell this subscription separately from professional services the price charged varies widely, and therefore we cannot objectively and reliably determine the subscription’s fair value. As a result, subscription revenues commencing in 2003 are recognized ratably over the subscription period. Professional services sold separately from a subscription arrangement are recognized as the services are performed. Upon adoption of EITF 00-21 on January 1, 2003, we recorded a cumulative effect of a change in accounting principle of $896,000, representing the unrecognized revenue that would have been recognized in prior periods had we applied EITF 00-21 since inception.
   Accounting for Royalty Fees. We incur royalty fees related to acquired content included in our on-demand software that is provided by third parties. Amounts paid for royalty fees are deferred and are recognized as cost of revenues over the same period in which the related subscription revenues are recognized. The current portion and the long-term portion of the deferred royalty fees are included in prepaid royalty fees and other assets, respectively, in the consolidated balance sheets. Amortization expense for the six months ended June 30, 2005 was $916,000 and for the years ended December 31, 2004 and 2003 was $1.2 million and $390,000, respectively.
   We have developed our own content that our customers recently began using in place of a significant portion of the third-party content that was previously included in the information database that we make available to our customers through our on-demand software. In August 2005, we began providing this internally-developed content to our customers and we ceased providing the third-party content. For customers who have adopted our internally-developed content prior to the end of their subscriptions, we have accelerated the amortization of the related prepaid royalty fees to recognize them over the remaining period of expected use. In addition, we are required to make minimum annual payments under the related data resale agreement with a third party. The effect of the release of our internally-developed content and the related cessation of the use of the third-party’s content will result in a charge to cost of revenues of $1.8 million in the third quarter of 2005 related to the accelerated amortization and the minimum contractual payments.
   Impairment of Long-Lived Assets. We have completed acquisitions of businesses that have resulted in the recording of intangible assets in our financial statements based on the estimated fair value of those intangible assets. These assets consist principally of acquired customer relationships and purchased technology. Intangible assets have been amortized using the straight-line method over the estimated useful lives ranging from two to four years.
   Acquisitions which cause us to recognize intangible assets require us to make determinations about the value and recoverability of those assets that involve estimates and judgments. We assess the impairment of our long-lived assets, including intangible assets, when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. An impairment charge is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying value of the asset. An impairment charge would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset being evaluated for impairment. Any resulting impairment charge could have an adverse impact on our results of operations.
   Stock-Based Compensation. We account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, options with an exercise price at least equal to the estimated fair value of the underlying common stock at the date of grant generally do not result in compensation expense. Our stock options have generally been granted with an exercise price equal to the estimated fair value of our common stock on the date of grant, and accordingly, any compensation related expenses for options have not been material.
   Historically, no public market has existed for our stock. Therefore, beginning in February 2004, our management and board of directors performed valuations that used a market approach to determine the estimated fair value of our common stock. A market approach uses direct comparisons to other comparable public enterprises and the equity securities or transactions in their securities to estimate fair value, and adjusts public enterprise valuations for lower marketability of equity securities of private companies. Management and the board of directors also considered cash transactions involving our preferred stock. Prior to February 2004, our management and board of directors determined the fair value of our common stock using a contemporaneous preferred stock transaction approach which applied discounts for valuation differences due to: conversion privileges, dividends, control, and seniority and liquidity preferences. We make disclosure regarding employee stock-based compensation using the minimum value method in accordance with Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.
   In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We intend to adopt the provisions of Statement 123(R) on January 1, 2006, using the modified prospective method. Accordingly, the adoption of Statement 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact to us of adoption of Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.
Results of Operations
   The following tables set forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenues.

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

Revenues	100%	100%	100%	100%	100%
Cost of revenues	23	21	21	21	23

Gross profit	77	79	79	79	77
Operating expenses:
Sales and marketing	59	54	58	58	55
Research and development	13	14	10	10	9
General and administrative	34	29	19	20	19
Amortization of intangible assets	—	5	5	4	6

Total operating expenses	106	102	92	92	89
Loss from operations	(29)	(23)	(13)	(13)	(12)
Other income (expense), net	—	—	—	—	(1)

Loss before cumulative effect of a change in accounting principle	(29)	(23)	(13)	(13)	(13)
Cumulative effect of a change in accounting principle	—	6	—	—	—

Net loss	(29)%	(17)%	(13)%	(13)%	(13)%

   The following table sets forth our total deferred revenue and net cash (used in) provided by operating activities for each of the periods indicated and number of active customers as of the last day of each of the periods indicated.

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

Total deferred revenue (in thousands at period end)	$10,070	$12,393	$16,052	$13,342	$16,788
Net cash (used in) provided by operating activities (in thousands)	$(1,419)	$(448)	$2,067	$1,042	$726
Active customers	645	766	1,140	849	1,238

Six Months Ended June 30, 2005 and 2004
   Revenues. Revenues for the six months ended June 30, 2005 were $12.9 million, an increase of $3.2 million, or 34%, over revenues of $9.6 million for the comparable period in 2004. The increase in revenues was primarily due to the increase in the number of total active customers to 1,238 as of June 30, 2005 from 849 as of June 30, 2004, and to a lesser extent an increase in prices charged for subscriptions from our renewal customers. The increase in total active customers was the result of adding new customers from the Gnossos acquisition and the addition of sales personnel focused on adding new customers. We estimate that the increase in prices charged for subscriptions from our renewal customers represented $484,000, or 15%, of the total increase in revenue over the comparable period. Total deferred revenue as of June 30, 2005 was $16.8 million, representing an increase of $3.4 million, or 26%, over total deferred revenue of $13.3 million as of June 30, 2004.
   Cost of Revenues. Cost of revenues for six months ended June 30, 2005 was $3.0 million, an increase of $1.0 million, or 51%, over cost of revenues of $2.0 million for the comparable period in 2004. The increase was due to an increase of $538,000 in third party license and royalty fees for acquired content, $272,000 in employee related costs from additional professional service personnel, $138,000 in hosting infrastructure and $44,000 in amortization of intangible assets from purchased technology due to the acquisition of Gnossos in November 2004. We increased the number of professional service personnel by 53% in order to keep pace with our growing customer base and as a result of creating a new professional service team dedicated to providing implementation and training services for subscriptions to our Professional Edition. We had 23 full-time employee equivalents in our professional services group at June 30, 2005 compared to 15 employee equivalents at June 30, 2004.
   Sales and Marketing Expenses. Sales and marketing expenses for the six months ended June 30, 2005 were $7.1 million, an increase of $1.6 million, or 29%, over sales and marketing expenses of $5.5 million for the comparable period in 2004. The increase was primarily due to an increase of $1.1 million in employee related costs, including $458,000 in sales commissions and incentives, and $267,000 for lead generation programs, including our annual user conference. Our sales and marketing headcount increased by 27% as we hired additional sales personnel to focus on adding new customers and increasing revenues from existing customers. We had 81 full-time sales and marketing employee equivalents at June 30, 2005 compared to 64 employee equivalents at June 30, 2004.
   Research and Development Expenses. Research and development expenses for the six months ended June 30, 2005 were $1.2 million, an increase of $257,000, or 27%, over research and development expenses of $942,000 for the comparable period in 2004. The increase in research and development expenses was primarily due to an increase of $240,000 in employee related costs from additional personnel and an increase of $191,000 in facility related expenses associated with the development of our information database, offset by an increase of $167,000 in capitalized costs for internally developed software. Our research and development headcount increased by 22% as we hired additional personnel to upgrade and expand our on-demand software and maintain the software code acquired from Gnossos. We had 22 full-time employee equivalents in our research and development group at June 30, 2005 compared to 18 employee equivalents at June 30, 2004.
   General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 2005 were $2.4 million, an increase of $408,000, or 21%, over general and administrative expenses of $2.0 million for the comparable period in 2004. The increase in general and administrative expenses was primarily due to $258,000 in employee related costs from additional personnel and $184,000 in facilities related expenses, including $70,000 in fees associated with the early termination of an office lease. Our general and administrative headcount increased by 31% as we hired additional legal and accounting personnel to support our growth. We had 21 full-time employee equivalents in our general and administrative group at June 30, 2005 compared to 16 employee equivalents at June 30, 2004.
   Amortization of Intangible Assets. Amortization of intangible assets for the six months ended June 30, 2005 was $796,000, an increase of $366,000, or 85%, over amortization of intangible assets of $430,000 for the comparable period in 2004. The increase in amortization was the result of acquired customer relationships from the acquisition of Gnossos in November 2004.
   Other Income (Expense). Other expense for the six months ended June 30, 2005 was $89,000, compared to $27,000 for the comparable period in 2004. The increase in other expense was due to an increase of $102,000 in interest expense from outstanding borrowings under our line of credit facilities.

Years Ended December 31, 2004 and 2003
   Revenues. Revenues for 2004 were $20.4 million, an increase of $5.0 million, or 32%, over revenues of $15.4 million for 2003. The increase in revenues was primarily due to the increase in the number of total active customers to

1,140 as of December 31, 2004 from 766 as of December 31, 2003, including 170 active customers acquired through the acquisition of Gnossos in November 2004, and to a lesser extent an increase in prices charged for subscriptions from our renewal customers. The increase in total active customers was due to the addition of sales personnel focused on adding new customers and an increase in the number of leads generated from greater investments in direct marketing and brand building awareness programs. We estimate that the increase in prices charged for subscriptions from our renewal customers represented $670,000, or 14%, of the total increase in revenue over the comparable period. Total deferred revenue as of December 31, 2004 was $16.1 million, representing an increase of $3.7 million, or 30%, over total deferred revenue of $12.4 million as of December 31, 2003.
   Cost of Revenues. Cost of revenues for 2004 was $4.4 million, an increase of $1.1 million, or 35%, over cost of revenues of $3.2 million for 2003. The increase was primarily due to an increase of $917,000 in third party license and royalty fees for acquired content, $201,000 in employee related costs from our existing personnel and additional professional service personnel and $67,000 in hosting infrastructure, offset by $81,000 of lower amortization of intangible assets from purchased technology. We increased the number of professional service personnel by 10% in order to provide implementation and training services to our growing customer base. We had 22 full-time employee equivalents in our professional services group at December 31, 2004 compared to 20 employee equivalents at December 31, 2003.
   Sales and Marketing Expenses. Sales and marketing expenses for 2004 were $11.7 million, an increase of $3.4 million, or 41%, over sales and marketing expenses of $8.3 million for 2003. The increase was primarily due to $1.8 million in employee related costs, including $824,000 in additional sales headcount and $1.0 million in sales commissions and incentives, and $1.2 million in marketing costs from additional brand building awareness activities and lead generation programs. Our sales and marketing headcount increased by 37% as we added a direct sales team in the United Kingdom to complement our existing indirect sales efforts to achieve a broader market acceptance of our solutions. We also hired additional personnel in the United States to focus on adding new customers and renewing and expanding services with existing customers. We had 70 full-time employee equivalents in our sales and marketing group at December 31, 2004 compared to 51 employee equivalents at December 31, 2003.
   Research and Development Expenses. Research and development expenses for 2004 were $2.1 million, a decrease of $137,000, or 6%, from research and development expenses of $2.2 million for 2003. The decrease in research and development expenses was primarily due to a $247,000 decrease in stock-based compensation, offset by a $85,000 increase in development tools and infrastructure necessary to upgrade and expand our on-demand software. No stock-based compensation was incurred in 2004.
   General and Administrative Expenses. General and administrative expenses for 2004 were $3.9 million, a decrease of $551,000, or 12%, from general and administrative expenses of $4.5 million for 2003. The decrease in general and administrative expenses was primarily due to $293,000 in lower sales related taxes, a $246,000 decrease in stock-based compensation and $72,000 in lower bad debt expense, offset by an increase of $141,000 in rent and facility costs primarily due to our expansion into the United Kingdom. No stock-based compensation was incurred in 2004.
   Amortization of Intangible Assets. Amortization of intangible assets for 2004 was $976,000, an increase of $188,000, or 24%, over amortization of intangible assets of $788,000 for 2003. The increase in amortization was the result of acquired customer relationships from the acquisition of Gnossos in November 2004.
   Other Income (Expense). Other income for 2004 was $64,000, an increase of $93,000 over other expense of $29,000 in 2003. This increase in other net income was primarily due to interest income from higher cash balances and other income from a termination payment on a terminated customer contract.

Years Ended December 31, 2003 and 2002
   Revenues. Revenues for 2003 were $15.4 million, an increase of $3.9 million, or 34%, over revenues of $11.5 million for 2002. The increase in revenues was primarily due to an increase in the number of total active customers to 766 as of December 31, 2003 from 645 as of December 31, 2002, and to a lesser extent an increase in prices charged for subscriptions from our renewal customers. The increase in total active customers was the result of adding 75 new customers from the acquisition of PAT and the launch of the Professional Edition in August 2003, which allowed us to effectively sell our solutions to a broader customer base. We estimate that the increase in prices charged for subscriptions from our renewal customers represented $308,000, or 8%, of the total increase in revenue over the comparable period. Total deferred revenue as of December 31, 2003 was $12.4 million, representing an increase of $2.3 million or 23% over total deferred revenue of $10.1 million as of December 31, 2002.
   Cost of Revenues. Cost of revenues for 2003 was $3.2 million, an increase of $565,000, or 21%, over cost of revenues of $2.7 million for 2002. The increase in cost of revenues was primarily due to an increase of $443,000 in third party license and royalty fees for acquired content and $186,000 in amortization of intangible assets from purchased technology from the PAT acquisition in January 2003.
   Sales and Marketing Expenses. Sales and marketing expenses for 2003 were $8.3 million, an increase of $1.5 million, or 23%, over sales and marketing expenses of $6.8 million in 2003. The increase was primarily due to an increase of $1.2 million in employee related costs, including $586,000 in sales commissions and incentives. In 2003, we hired a sales executive to manage the expansion of our international sales and increased the number of sales personnel, which was subsequently decreased in late 2003 in order to focus on sales efficiency. We had 51 full-time sales and marketing employee equivalents at December 31, 2003 compared to 50 employee equivalents at December 31, 2002.
   Research and Development Expenses. Research and development expenses for 2003 were $2.2 million, an increase of $714,000, or 48%, over research and development expenses of $1.5 million for 2002. The increase in research and development expenses was primarily due to an increase of $518,000 in employee related costs from our existing personnel and additional personnel from the acquisition of PAT and a $247,000 increase in stock-based compensation, offset by $71,000 of capitalized costs from internally developed software. We had 16 full-time employee equivalents in our research and development group at December 31, 2003 compared to 13 employee equivalents at December 31, 2002.
   General and Administrative Expenses. General and administrative expenses for 2003 were $4.5 million, an increase of $607,000, or 16%, over general and administrative expenses of $3.9 million for 2002. The increase in general and administrative expenses was primarily due to an increase of $268,000 in employees related costs from additional headcount and increased salaries of our existing personnel and a $246,000 increase in stock-based compensation. We had 18 full-time employee equivalents in our general and administrative group at December 31, 2003 compared to 16 employee equivalents at December 31, 2002.
   Amortization of Intangible Assets. Amortization of intangible assets for 2003 was $788,000, an increase of $710,000 over amortization of intangible assets of $78,000 for 2002. The increase in amortization was the result of acquired customer relationships and covenants not to compete from the acquisition of PAT in January 2003.
   Other Income (Expense). Other expense for 2003 was $29,000, an increase of $22,000 over other expense of $7,000 for 2002. This increase in other expense was primarily due to a decrease in interest income from lower cash balances, offset by a decrease in interest expense from lower interest payments on equipment notes payable and capital leases obligations.
   Cumulative Effect of Change in Accounting Principle. Cumulative effect of change in accounting principle for 2003 was $896,000 due to the adoption of a new accounting standard for revenue recognition. The cumulative effect of this change in accounting principle represents the revenue that would have been recognized in prior periods had we applied the new standard since inception. The 2002 results of operations do not reflect the impact of adoption, and accordingly, the 2002 results of operations are not comparable to those of 2003.
(in thousands)

Year ended December 31, 2002 pro forma revenues:
Revenues as reported	$11,524
Impact of adoption of new accounting standard	194

Pro forma revenues	$11,718

Year ended December 31, 2002 pro forma net loss:
Net loss as reported	$(3,368)
Impact of adoption of new accounting standard	194

Pro forma net loss	$(3,174)

Quarterly Results of Operations
   The following tables set forth selected unaudited quarterly consolidated statements of operations data for the ten most recent quarters, as well as the percentage of total revenues for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(in thousands)
Revenues	$3,378	$3,688	$4,022	$4,346	$4,612	$5,034	$5,162	$5,585	$6,100	$6,794
Cost of revenues(1)	731	796	832	885	947	1,032	1,087	1,302	1,457	1,531

Gross profit	2,647	2,892	3,190	3,461	3,665	4,002	4,075	4,283	4,643	5,263
Operating expenses:
Sales and marketing	2,026	2,131	1,843	2,285	2,678	2,830	3,048	3,152	3,354	3,766
Research and development(2)	707	545	500	449	471	471	454	668	596	603
General and administrative(3)	1,314	1,064	1,057	1,058	936	1,037	890	1,079	1,228	1,153
Amortization of intangible assets	119	193	229	247	215	215	213	333	394	402

Total operating expenses	4,166	3,933	3,629	4,039	4,300	4,553	4,605	5,232	5,572	5,924
Loss from operations	(1,519)	(1,041)	(439)	(578)	(635)	(551)	(530)	(949)	(929)	(661)
Other income (expense), net	—	10	(13)	(26)	(25)	(2)	19	72	(22)	(67)

Loss before cumulative effect of a change in accounting principle	(1,519)	(1,031)	(452)	(604)	(660)	(553)	(511)	(877)	(951)	(728)
Cumulative effect of a change in accounting principle	896	—	—	—	—	—	—	—	—	—

Net loss	$(623)	$(1,031)	$(452)	$(604)	$(660)	$(553)	$(511)	$(877)	$(951)	$(728)

(1)	Cost of revenues includes amortization of purchased technology of:

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

Amortization of intangible assets	$133	$163	$91	$91	$91	$90	$90	$126	$132	$93

(2)	Includes stock-based compensation of $236 for the quarter ended March 31, 2003.

(3)	Includes stock-based compensation of $236 for the quarter ended March 31, 2003.

   As a percentage of total revenues:

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	22	22	21	20	20	20	21	23	24	23

Gross profit	78	78	79	80	80	80	79	77	76	77
Operating expenses:
Sales and marketing	60	58	46	53	58	57	59	57	55	55
Research and development	21	14	12	10	10	9	9	12	10	9
General and administrative	39	29	26	24	20	21	17	19	20	17
Amortization of intangible assets	3	5	6	6	5	4	4	6	7	6

Total operating expenses	123	106	90	93	93	91	89	94	92	87
Loss from operations	(45)	(28)	(11)	(13)	(13)	(11)	(10)	(17)	(16)	(10)
Other income (expense), net	—	—	—	(1)	(1)	—	—	1	—	(1)
Loss before cumulative effect of a change in accounting principle	(45)	(28)	(11)	(14)	(14)	(11)	(10)	(16)	(16)	(11)
Cumulative effect of a change in accounting principle	27	—	—	—	—	—	—	—	—	—

Net loss	(18)%	(28)%	(11)%	(14)%	(14)%	(11)%	(10)%	(16)%	(16)%	(11)

   Revenues increased sequentially in each of the quarters presented primarily due to increases in the number of total active customers and revenue recognized from deferred revenue.
   Gross profit in absolute dollars also increased sequentially for the quarters presented primarily due to revenue growth. As a percentage of revenues, gross profit decreased from 79% to 77% during the four most recent quarters presented due to increased third party license and royalty fees for acquired content included in our on-demand software and the hiring of additional professional service personnel to support our growing business.
   Operating expenses in total have increased sequentially for the quarters presented primarily due to increased sales and marketing expenses in absolute dollars due to increases in the number of sales personnel and marketing costs for brand awareness and direct marketing programs. Operating expenses as a percentage of revenues have fluctuated between quarters due to stock-based compensation and the timing of employee-related spending, sales commissions and incentives and marketing events. For example, research and development and general and administrative expenses each included stock-based compensation of $236,000 for the three months ended March 31, 2003.
Liquidity and Capital Resources
   At June 30, 2005, our principal sources of liquidity were cash and cash equivalents totaling $8.0 million, accounts receivable of $4.3 million and available borrowing capacity of $2.8 million under our revolving loan agreement, which provides total maximum borrowing capacity of $7.0 million. The outstanding borrowings under the loan agreement totaled $4.2 million at June 30, 2005 and are due and payable on October 31, 2007. Borrowings bear interest at the bank’s prime rate, which was 6.25% as of June 30, 2005, and interest is payable monthly. All borrowings are secured by a call agreement between the bank and certain of our preferred shareholders, which we expect will be terminated in connection with the consummation of this offering.
   In July 2005 and August 2005, we purchased 392,731 shares of common stock from our Chief Technology Officer and certain former employees for an aggregate purchase price of approximately $2.8 million.
   From January 2000 through 2003, we did not generate sufficient cash flow to fund the growth in our business. Accordingly, we funded our business primarily through issuances of preferred stock, which provided us with gross proceeds of $18.4 million. However, in 2004 and the six months ended June 30, 2005, we funded our operations through cash flow generated by the operating activities of our business and borrowings under our credit facility.

   Net cash provided by (used in) operating activities was $726,000 during the six months ended June 30, 2005, $2.1 million during 2004, $(448,000) during 2003, and $(1.4) million during 2002. Net cash provided by operating activities in 2004 and the six months ended June 30, 2005 consisted primarily of net losses from operations and offset by non-cash charges for depreciation and amortization and increases in deferred revenue. Historically, net cash used in operating activities consisted primarily of net losses from operations and increases in accounts receivable, offset by increases in deferred revenue and non-cash charges for depreciation and amortization and non-cash charges in 2003 for the cumulative effect of change in accounting and stock-based compensation.
   Our deferred revenue was $16.8 million at June 30, 2005, $16.1 million at December 31, 2004, $12.4 million at December 31, 2003, and $10.1 million at December 31, 2002, which reflects growth in the invoiced amounts due from our customers. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue, which are then recognized as revenue ratably over the term of the subscription arrangement. If our sales increase, we would expect our deferred revenue and accounts receivable balances to increase. Currently, we invoice the majority of our subscription agreements on net 30-day terms. A change in our invoicing practice may result in delayed payment terms, which could have a material adverse effect on cash provided from operating activities and growth in deferred revenue.
   As of December 31, 2004, we had net operating loss carryforwards of $17.2 million available to reduce future taxable income. In the future, we may utilize our net operating loss carryforwards and would begin making cash tax payments at that time. In addition, the limitations on utilizing net operating loss carryforwards and other minimum state taxes may also increase our overall tax obligations. We expect that if we generate taxable income and/or we are not allowed to use net operating loss carryforwards for state tax purposes, our cash generated from operations will be adequate to meet our income tax obligations.
   Net cash used in investing activities was $2.9 million during the six months ended June 30, 2005, $3.3 million during 2004, $2.3 million during 2003 and $182,000 during 2002. Net cash used in investing activities consisted primarily of cash paid for acquisitions and purchases of fixed assets for new offices, network infrastructure and computer equipment for our employees and the development of our content database. We intend to continue to invest in our content database and network infrastructure and in software development to ensure reliability of our network and to introduce new services and enhancements to our existing software.
   Net cash provided by (used in) financing activities was $2.6 million during the six months ended June 30, 2005, $7.2 million during 2004, $1.9 million during 2003 and $(301,000) during 2002. Net cash provided by financing activities during the six months ended June 30, 2005 consisted primarily of cash advances under our revolving loan agreement. Net cash provided by financing activities during 2003 and 2004 consisted primarily of net proceeds from the issuance of preferred stock. Net cash used in financing activities during 2002 consisted primarily of payments under our equipment line of credit and capital lease obligations.
   As of June 30, 2005, we had a letter of credit outstanding in favor of our principal landlord. The letter of credit is collateralized by a $270,000 certificate of deposit which is maintained at the granting financial institution. The letter of credit renews annually through April 2011 and the certificate of deposit matures in 2011. The certificate of deposit is included in other assets in the consolidated balance sheets.
   As of June 30, 2005 and December 31, 2004, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, which are described above, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

   The following table summarizes our contractual obligations as of June 30, 2005 that require us to make future cash payments.
(in thousands)

		Payments Due by Period

		Less Than	1 - 3	3 - 5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Revolving line of credit	$4,236	$—	$4,236	$—	$—
Operating leases	$2,373	$452	$805	$758	$358
Contractual commitments	$1,236	$1,161	$75	$—	$—
Long-term debt under notes payable	$1,235	$533	$702	$—	$—
Interest on long-term debt	$89	$55	$34	$—	$—
Capital lease obligations	$16	$8	$8	$—	$—
   The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under agreements that we can cancel without a significant penalty are not included in the table above.
   We intend to repay all of the $4.2 million in outstanding borrowings under the revolving line of credit facility with the proceeds of this offering. We expect that we will then terminate the credit facility and enter into a new revolving credit facility. Upon the completion of this offering, all of our outstanding preferred stock will convert into shares of our common stock. Given our current cash and cash equivalents, accounts receivable, the expected net proceeds of this offering and our expectation of continued positive cash flow from operations, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations over a period beyond the next 12 months. However, we may need to raise additional funds in the future in the event that we pursue acquisitions or investments in complementary businesses or technologies or experience operating losses that exceed our expectations. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience dilution. In the event that additional financing is required, we may not be able to obtain it on acceptable terms or at all.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk
   Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound, because our subscription agreements from our European subsidiary are typically denominated in the British pound. Revenue from subscription agreements denominated in a foreign currency were approximately 1% and 3% of our total revenues in the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. Historically, exchange rate fluctuations have had little impact on our results of operations and cash flows. In the future, we may utilize foreign currency forward and option contracts to manage currency exposures. We do not currently have any such contracts in place, nor did we enter into any such contracts during the year ended December 31, 2004 or the six months ended June 30, 2005.

Interest Rate Sensitivity
   Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and cash equivalents and debt obligations, we believe that there is no material risk of exposure.

BUSINESS
Overview
   We are a leading provider of on-demand software for corporate communications and public relations. In an age of real-time communication, with an increasing number of media outlets and a rapidly growing volume of news and other public information, traditional approaches to PR are becoming outmoded. Our web-based software suite helps organizations of all sizes manage local and global relationships and communications with journalists, analysts, public officials and other key audiences. Our integrated software modules provide extensive features and broad functionality that address the critical functions of corporate communications and public relations. Specific modules include contact management, news management, collateral management, project management, interactive email campaigns, analytics, online newsroom, compliance reporting and issues and legislation management. By automating and integrating essential elements of PR operations, our solutions help organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their corporate communications and public relations.
   As part of our solution, we provide an extensive database of over 800,000 records, including journalists, analysts, public officials, media outlets and publicity opportunities. Our information database is integrated with our suite of on-demand modules that together address the communications life-cycle from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics.
   We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our software. We were an early pioneer in hosted, multi-tenant, on-demand software, launching our first version in 1999. Our software is offered as an annual or multi-year subscription, and as of June 30, 2005 we had more than 1,200 customers representing organizations of all sizes across a wide variety of industries. Our software is currently available in four languages and is in use by customers around the world. Since 1999, we have achieved 24 consecutive quarters of revenue growth. During this period, we have consistently incurred operating losses, including operating losses of $3.6 million for 2003, $2.7 million for 2004 and $1.6 million for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of $32.9 million.
Industry Background

Corporate Communications and Public Relations
   The process of managing relationships and communications with journalists, analysts, public officials and other key audiences is central to an organization’s reputation, profitability and, ultimately, shareholder value. As organizations recognize the growing importance of effective PR to their success, they increasingly rely on public relations to manage and analyze critical information and to deliver quick and consistent communications. Public relations professionals handle organizational functions such as media, government, consumer, industry and community relations. Every organization, large and small, engages in public relations, whether as an organized department, a single employee’s responsibility or simply as a result of public interactions by its executives.
   Based on data from the 2004 Public Relations Client Survey prepared by Thomas L. Harris/ Impulse Research, the average PR budget for responding organizations in 2004 was approximately $3.1 million. This budget includes spending for both internal and outsourced PR functions, and includes corporate communications, product PR, online communications, public affairs and government relations. Based on the Thomas L. Harris Survey, we estimate that the annual PR budget for these organizations increased at a compounded rate of 15.5% per year from 2001 to 2004. Based on data included in the Survey, we estimate that, for organizations with annual revenues of at least $10 million, the aggregate annual PR budgets for programs and activities that our solutions address were approximately $59 billion in 2004. To calculate this amount, which we do not believe represents the size of the market for our solutions, we first estimated the aggregate PR budgets in 2004 for these organizations, based upon the Survey’s breakdown of average PR budgets by categories of organizations’ total annual revenues, and the number of organizations in each of these categories as reported by Dun and Bradstreet. We then multiplied this amount by the portion of the overall average PR budget in 2004 reported by the Survey which corresponds to programs and activities that our solutions address — corporate media relations, government relations, internal communications, investor relations, product media relations and public affairs. In addition, the U.S. Department of Labor Statistics projects that the employment of public relations specialists will increase faster than the average for all occupations through 2012. Based upon our target market of organizations with annual revenues of at least $10 million and the current pricing of our solutions, we believe that the potential market for on-demand software for PR exceeds $2 billion.
   Although the most basic elements of PR are practiced widely across organizations of all types, sizes and geographies, the specific objectives and complexity of a PR practice will often vary based on the size of an organization and its PR department. For small and mid-sized organizations, traditional PR is often prohibitively expensive and time consuming. These organizations are typically faced with a decision to either use external consulting agencies, or to commit internal staff and resources, both of which often exceed available budgets. In addition, PR responsibilities for these organizations are often assigned to only one or two dedicated staff or, in many cases, shared across non-dedicated staff with other full-time responsibilities. The objective for small and mid-sized organizations is typically to leverage limited resources in order to deliver the PR capabilities commonly found in larger organizations.
   Larger organizations are typically well staffed and have dedicated budgets and resources. These organizations are faced with the challenges of managing large amounts of information, delivering consistent and well-executed communications, collaborating among large or geographically dispersed teams and analyzing and reporting on the effectiveness of their PR. The objective for large organizations is typically to maximize effectiveness and ensure consistency of message, while delivering measurable results and improved efficiency.
   Trends in business communications and the media are directly impacting the practice of PR. Technologies including the Internet, cable, satellite and wireless communications allow commercial and public media to access audiences almost instantaneously. In addition, these technologies are also leading to a rapid expansion of media outlets, media channels and news. As a result, organizations now face broader and more diverse audiences who are informed in real-time by these media, and a growing volume of critical business information that needs to be identified, analyzed and managed. An organization can no longer rely on a few relationships with key journalists to achieve PR objectives. As these trends continue, it will be more challenging for organizations to provide a consistent corporate message, gain public support, respond to crisis situations and achieve their corporate communications and public relations goals.
   Outside of outsourced PR service providers, the corporate communications and public relations market is generally underserved, with few solutions to address the PR business process in a comprehensive, integrated and cost effective manner. A number of vendors offer one or more software products that each address a single problem or process within PR, such as contact management, news monitoring, distribution or analytics. Other than these discrete stand-alone solutions, PR processes are generally performed by internal departments or designated staff either manually or with generic desktop software. In addition, while organizations may purchase a variety of these stand-alone products and services, the resulting combination is usually more expensive and less efficient than an integrated software suite that addresses the complete PR life-cycle. We believe that a large and underserved market opportunity exists for our integrated, modular solutions that provide scalable PR functionality to organizations of all sizes across all industries.

Public Relations and the On-Demand Software Market
   Recent innovations in information technology have created opportunities to deliver software applications directly to users over the Internet in a subscription-based, “on-demand” business model. This model is made possible by the proliferation of high-speed, broadband Internet connectivity, open standards for application integration and advances in network availability and security. On-demand software is delivered over the Internet via a secure, multi-tenant, scalable application and system architecture, which allows the provider to concurrently serve a large number of customers and to efficiently distribute the workload across a network of servers. For the user, on-demand software eliminates the need for expensive hardware, software and internal IT support. In addition, the hosted architecture helps ensure that the software and vendor-supplied content is kept current and secure without user involvement. Additional benefits include rapid deployment and training for new applications, resulting in faster product adoption and increased productivity. This typically results in a lower total cost of ownership and an increased return on investment. We believe, based upon our market research and analysis, that organizations’ cost-savings initiatives are a major contributor to adoption of on-demand software.

   The on-demand model also provides operational efficiencies for the software provider in the areas of development and customer support. Traditional enterprise software vendors must develop, maintain and support multiple versions of their software on multiple hardware, operating system and database platforms. On-demand software vendors, by contrast, support and maintain a single version of software across all customers that is developed, maintained and supported on a single technology platform. This typically results in lower development and support costs, and allows the vendor to more rapidly develop and release new versions of the software and more efficiently support existing customers.
   The characteristics of the PR market make it well-suited for the on-demand software business model. As news distribution and communication services continue to move from manual, paper-based systems to automated digital services, the Internet and the on-demand model provide an efficient and collaborative platform for PR professionals to access, manage and share information and resources. The simple user interface and rapid deployment of web-based software make it ideally suited for users with little or no technology background. On-demand software provides a dedicated, modern and sophisticated technology infrastructure to PR departments that would otherwise typically receive limited internal IT resources. Finally, in contrast to sensitive customer or financial data, organizations are generally comfortable with PR content residing on an external hosted platform. Currently, the customer-specific information we store includes PR collateral pieces, notes regarding customers’ contacts with journalists and media outlets, journalist contact information and similar data. We protect our customers’ information by requiring the use of user identifications and passwords to access our software.
Our Solutions
   We are a leading provider of on-demand software for corporate communications and public relations. Our web-based software suite helps organizations of all sizes manage local and global relationships and communications with journalists, analysts, public officials and other key audiences. Our integrated software modules provide extensive features and broad functionality that address the critical functions of corporate communications and public relations. Specific modules include contact management, news management, collateral management, project management, interactive email campaigns, analytics, compliance reporting and issues and legislation management. By automating and integrating essential elements of PR operations, our solutions allow our customers to improve effectiveness, reduce costs and measure results. We deliver our solution to customers through a suite of on-demand applications that reduce the cost and risk associated with traditional enterprise software deployments. We believe, based upon our market research and analysis, that use of on-demand software helps customers reduce risk and increase the predictability of software management costs, as compared to traditional enterprise software.
   As part of our solution, we provide an extensive database of over 800,000 records, including journalists, analysts, public officials, media outlets and publicity opportunities. Our information database is integrated with our suite of on-demand modules that together address the communications life-cycle from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics. We have developed significant domain expertise and have designed software solutions and best practices tailored specifically for corporate communications and public relations. As a result, our on-demand offerings meet the PR needs of a broad range of organizations regardless of their size, geography, industry, or type.
   Our comprehensive suite of integrated software modules provides the following key benefits:

•	Improved effectiveness of corporate communications and PR. Our on-demand software helps organizations maximize effectiveness through the automation and integration of disconnected processes. Our solution helps organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their corporate communications and PR.

•	Increased productivity of PR operations. Our software incorporates features and best practices that automate PR operations to reduce or eliminate manual, paper-based and discrete business activities. Our solutions allow customers to maximize the investment in their PR resources and often lead to a redeployment of PR professionals from repetitive, low-value tasks to high-value strategic initiatives. In addition, we provide capabilities that help our customers significantly reduce the time it takes to monitor, analyze and summarize large volumes of news and other information.

•	Collaborative platform for the PR organization. The growth of global brands and large or geographically dispersed PR teams has increased the need for organizations to quickly and easily share critical business information and plan well coordinated communications. Our web-based solution provides shared, real-time access to a central repository of information related to media contacts, relationship history, PR activities, news, documents and reporting. We believe that by improving the management, control, retention and sharing of this information, our solutions enable companies to deliver more effective and consistent communications.

•	Lower total cost of ownership. Our on-demand delivery model enables our customers to achieve significant savings relative to a traditional enterprise software model. Our customers do not spend time installing or maintaining the servers, network and storage equipment, security products, or other infrastructure hardware and software necessary to ensure a scalable and reliable service. In addition, because all upgrades are implemented on our servers they automatically become part of our offering, allowing customers to benefit from product enhancement immediately. While we may pass some of the costs associated with product enhancements on to our customers through base service price increases or additional module pricing, any price increases would go into effect only upon the renewal of the subscription agreement. Based upon our market research and analysis, we believe that the cost of maintaining traditional software in-house can be two to three times as expensive as the license fee for the software. In such situations, we believe that the on-demand software model can be a compelling value proposition for organizations that are trying to reduce the complexities and costs associated with traditional enterprise software.

•	Rapid deployment and scalability. Our on-demand software can be deployed rapidly and provisioned easily, without our customers having to make large and risky upfront investments in software, hardware, implementation services and dedicated IT staff. The delivery platform for our software allows the solution to scale to suit customers’ needs. Additional users with defined privileges can be provisioned with minimal implementation time and new modules, such as analytics, can be deployed quickly and transparently to existing customers.
Our Strategy
   Our objective is to be the leading provider of on-demand software for corporate communications and public relations worldwide. To do so, we will need to expand our market penetration to acquire a leading market share, and to attain and maintain profitability. Key elements of our strategy include:

•	Maintain focus on our core market. We believe the corporate communications and public relations market represents a large and growing opportunity that will allow us to continue our growth for the foreseeable future. We expect that there will continue to be substantial business spending on the processes that our solutions automate, and that competition is fragmented and specialized. As a result, we believe that our focus on producing a suite of integrated applications for this market will allow us to capitalize on this opportunity.

•	Increase revenue from existing customers. We believe there is significant opportunity to expand our relationships with existing customers. We expect to continue to increase revenue by selling additional modules to existing customers and increasing the number of users per customer. The modular architecture of our solution is conducive to developing and deploying additional functionality. To date, we have expanded our original solution set to include collateral management, News On-Demand, interactive email campaigns, analytics and online newsroom.

•	Expand direct and indirect distribution channels. We intend to expand our direct sales force and our indirect distribution channels to increase our coverage and penetration of the PR market. We believe there are opportunities to market and sell our solutions, through partnerships with select third parties, to reach certain market segments that would be more difficult or expensive to target with a direct sales force.

•	Expand international market penetration. We believe that the corporate communications and public relations market represents a significant global opportunity. We intend to expand our international distribution channels to increase our international business, which accounted for approximately 5% of our 2004 revenues. To suit individual markets, our software is currently available in four languages — English, French, Spanish and German. We expect to deploy our solution in additional languages in the future.

•	Selectively pursue strategic acquisitions. The fragmented nature of our market provides opportunities for selective acquisitions. We have acquired and integrated several private companies to date, and we intend to continue to identify and acquire companies which would either expand our solution’s functionality, provide access to new customers or markets, or both.

Our Products

On-Demand Public Relations
   Our integrated software modules provide extensive features and broad functionality that address the critical functions of corporate communications and public relations. By automating and integrating essential elements of PR operations, our solutions help organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their corporate communications and public relations.
   We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our software.
   As part of our solution, we provide an extensive database of over 800,000 records, including journalists, analysts, public officials, media outlets and publicity opportunities. Our information database is integrated with our suite of on-demand modules that together address the communications life-cycle, from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics. Our on-demand solutions include the following functional capabilities:

•	Contact Management. Allows customers easy access to our database of journalists, analysts, legislators and other key audiences. Customers can quickly create targeted lists, send messages by email, fax or mail and track meetings, telephone calls and other important activities.

•	News On-Demand. Continuously monitors print, broadcast and Internet news sites to identify and deliver relevant news coverage to customers based on their individual criteria. News clippings are stored in a searchable database, for easy viewing, printing and sharing.

•	Collateral Management. Provides a central and easily accessible repository in which to store all PR information that needs to be shared internally or externally throughout the organization. Collateral material can include documents or files of any type, such as media kits, photographs, videos, executive biographies, annual reports and other PR materials.

•	Project Management. Helps organize PR projects, including press releases, speaking engagements, or publicity events. A graphical dashboard shows the status of all open projects, allowing users to check milestones, reminders, allocated and used resources, team assignments and other tasks from the planning stage through execution and follow-up reporting.

•	Email Campaigns. Enables organizations to deliver interactive communications that provide online access to related collateral material and to track and measure response rates and other campaign metrics. In addition to providing a simple process for delivering information to journalists, analysts, legislators and other key audiences, our email campaigns provide valuable metrics on campaign initiatives, including emails opened, documents downloaded and options selected.

•	Analytics. Automatically transforms relevant data about news coverage, PR activities and online newsroom statistics into valuable insight about a PR department’s programs and results.

•	Online Newsroom. Provides journalists, analysts, public officials and other key audiences 24/7 access to an organization’s breaking news, press releases, digital collateral, grassroots advocacy tools and other critical public information. Our newsroom matches the look and feel of the organization’s website and allows PR professionals to quickly and easily update content when and where they want, without the need for IT support.

•	Compliance Reporting. Helps organizations track political action committee receipts and disbursements, and report information in compliance with federal and state election committee requirements.

•	Issues and Legislation Management. Helps customers track and manage issues and legislation specifically relevant to their organization.
   Due to our flexible architecture and modular design, we are able to easily combine these functional capabilities into pre-packaged editions with optional add-on modules, to meet the needs of a wide range of organizations, regardless of their size or specific corporate communications objectives. Currently we offer our software suite in the following pre-packaged editions:

•	Public Relations Professional Edition. Designed primarily to meet the needs of small to mid-sized organizations and provides contact management, news management and reporting.

•	Public Relations Enterprise Edition. Provides increased flexibility and functionality typically required by large organizations. Enterprise Edition includes all of the functionality of the Professional Edition, along with project management, collateral management, expanded reporting and configuration capabilities.

•	Government Relations Edition. Designed to meet an organization’s government relations needs, including communications with public officials and grassroots advocates, compliance reporting and issues and legislation management.
Technology, Development and Operations

Technology
   We were an early pioneer in hosted, multi-tenant, on-demand software, launching our first version in 1999. Our on-demand software is built on a single code base that leverages a highly scalable, multi-tenant application written in Visual Basic and C# for the .NET framework. We use commercially available hardware and a combination of proprietary and commercially available software, including Microsoft SQL Server and Microsoft Windows. We have developed proprietary core services such as user session management and full text indexing that are tuned to our specific architecture and environment, allowing us to continually scale our service. We have combined a stateless environment, in which a user is not bound to a single server but can be routed in the most optimal way to any number of servers.
   Our on-demand software treats all customers as logically separate tenants in central applications and databases. As a result, we are able to spread the cost of delivering our service across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors, even those that have modified their products to be accessible over the Internet.
   Every page of our on-demand software is dynamically rendered for each specific user, including a choice of four languages. Our customers simply access our solutions through any web browser without installing any software or downloading Java applets, Microsoft ActiveX, or .NET controls. Performance, functional depth and usability of our solutions drive our technology decisions and product direction.

Development
   Our research and development efforts are focused on improving and enhancing our existing service offerings as well as developing new features and functionality. Because of our common, multi-tenant architecture, we are able to provide all of our customers with a solution based on a single version of our application. As a result, we do not have to maintain multiple versions of our application, which allows us to maintain relatively low research and development expenses, as compared to traditional enterprise software business models.

Site Operations
   We serve all of our customers from a single, third party facility located in Sterling, Virginia, operated by Qwest Communications International, Inc. This facility provides around-the-clock security personnel, photo ID/access cards, biometric hand scanners and sophisticated fire systems. The overall security of each data center (inside and outside) and network operations center are monitored by digital video surveillance cameras 24 hours a day, seven days a week. Additionally, redundant electrical generators and environmental control devices are used to keep servers up and running. We own or lease and operate all of the hardware on which our applications run in the Qwest facility.
   We continuously monitor the performance of our service. Our site operations team provides all system management, maintenance, monitoring and back-up. We use custom, proprietary tools as well as commercially available tools to monitor our applications. We run tests in one minute intervals to ensure adequate response from all of our sites. We also monitor site availability and latency from over fifteen geographic points around the world in five minute intervals.
   To facilitate loss recovery, we operate a multi-tiered system configuration with load balanced web server pools, replicated database servers and fault tolerant storage devices. Databases are backed up every five minutes to a hot standby database and server, which are designed to provide near real-time fail-over service in the event of a malfunction with a primary database or server. Full backups of all databases take place nightly and are archived to tape. These tapes are rotated off site two times per week to a separate facility managed by Iron Mountain. We also maintain a fully redundant site, located within our headquarters, which would serve as our primary site in the event that a disaster was to render the Qwest site inoperable.

Customer Support
   We believe that superior customer support is critical to retaining and expanding our customer base. Our customer support group is responsible for new client implementations, training and general help desk services. Support services are available to customers on-site, by telephone, via email and via live chat over the Internet. We also offer basic and advanced training classes either on-site or via the Internet through live or pre-recorded web-based classes.
   We have a comprehensive technical support program to assist our customers in the use of our on-demand software and to identify, analyze and solve any problems or issues. The support program includes on-site, email and telephone support, as well as shared best practices for implementation and use. Customer support is available during standard business hours to customers that subscribe to our on-demand software. We also offer 24/7 support to customers at an additional charge. We have support personnel in our London, England office to handle support requests from our international customers. Such support is available during standard international business hours.
Sales and Marketing
   We sell our solutions primarily through our direct sales organization and to a lesser extent through indirect channels. Our direct sales organization is separated into new sales and existing customer base sales groups. In our new sales group, we employ telesales personnel to make initial calls to potential customers and to qualify customer leads. We employ inside sales and field sales personnel to close sales with customers. Our existing customer base sales organization focuses on expanding customer relationships by selling additional seats and products to those customers. We currently have regional field operations offices in Maryland, Virginia, California and London, England as well as resellers in Spain, France, Norway and Hong Kong. International revenue accounted for approximately 5% of our total revenue in 2004 and 6% in the six months ended June 30, 2005, however, we expect international markets to provide increased opportunities for our solution offerings in the future.
   We have relationships with several indirect channel distributors, which in the aggregate accounted for approximately 6% of our total revenue in 2004. Domestically, our indirect channel consists of a single relationship with a news distribution provider who resells our services primarily to small and medium sized businesses. In the future, we intend to establish additional strategic relationships with vertical market distribution partners and independent software vendor/original equipment manufacturing partners. In international markets where we do not have a direct selling presence, we rely on resellers to sell our solutions. This strategy is primarily employed in Western Europe and Asia. We intend to expand our partner channel in countries where we do not have a local presence.
   Our marketing strategy is to generate qualified sales leads, build our brand and create market awareness of Vocus as a leading provider of on-demand software for corporate communications and public relations. Our marketing programs include direct mail and email campaigns, using our website to provide product and company information, issuing press releases on a regular basis and launching events to publicize our service to existing customers and prospects. We also conduct seminars, participate in trade shows and industry conferences, host an annual user conference, publish white papers relating to PR issues and develop customer reference programs, such as customer case studies.
Our Customers
   As of June 30, 2005, we had more than 1,200 customers in various industries, including financial and insurance, technology, healthcare and pharmaceuticals and retail and consumer products, as well as government agencies, not-for-profit organizations and educational institutions. No single customer accounted for more than 2% of our revenue in 2004 or in the six months ended June 30, 2005. Below is a representative list of our active customers as of June 30, 2005, grouped by industry category.

Corporations By Industry	Over $500 Million Revenue	Less than $500 Million Revenue

Financial and Insurance	AFLAC New York Life Insurance Company The Vanguard Group® UnumProvident Corporation Washington Mutual, Inc.	ABS Capital Partners Elite Financial Communications Group, LLC GuideOne Insurance Hatch Mott MacDonald Texas Guaranteed Student Loan Corporation

Technology	Cisco Systems, Inc. ITT Industries, Inc. Pitney Bowes, Inc. Rockwell Collins Sprint	Arbortext Cincom Systems, Inc. Mercury Computer Systems, Inc. Panda Software US WorldWinner, Inc.

Healthcare/ Pharmaceuticals	Amgen Blue Cross Blue Shield of Tennessee Howard Hughes Medical Institute Johnson & Johnson Purdue Pharma L.P.	American Healthways, Inc. Brown and Toland Medical Group Carter BloodCare Rene Furterer The Cleveland Clinic

Retail/ Consumer Products	Adidas BJ’s Wholesale Club, Inc. Hallmark Cards, Inc. JC Penney Corporation, Inc. Lowe’s Companies, Inc.	Auntie Anne’s, Inc. Bass Pro Shops, Inc. Birkenstock Fazoli’s Management, Inc. Gardener’s Supply Company

Organization Type	Not Segmented by Revenue Size

Government	National Institute on Drug Abuse Ports of Indiana U.S. Department of Health and Human Services U.S. Department of Transportation U.S. Federal Highway Administration

Not-For-Profit	American Hospital Association Consumer Electronics Association Goodwill Industries International, Inc. Humane Society of the United States National Crime Prevention Council

Education	American University California State University Drake University Southern Illinois University Edwardsville Vanderbilt University

Competition
   The corporate communications and public relations market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry to some segments of this market. Within this segmentation, vendors are offering solutions through either on-demand or traditional on-premise delivery methods. We expect to encounter new and evolving competition as this market consolidates and matures and as organizations become more aware of the advantages and efficiencies that can be attained from the use of specialized software and other technology solutions. Currently, we primarily face competition from four sources:

•	PR solution providers offering products specifically designed for PR;

•	generic desktop software and other commercially available software not specifically designed for PR;

•	outsourced PR service providers; and

•	custom-developed solutions.
   We compete with PR solution providers such as Observer Group, BurrellesLuce and Factiva. These vendors typically provide one or more products that each address a single problem or process within PR. We believe we are able to compete successfully with these vendors due to our comprehensive and integrated offerings and our secure, scalable application and system architecture. In particular, we believe PR departments can, in general, more readily automate and integrate many manual, paper-based and discrete business activities with our on-demand software then with our competitors’ offerings, thereby improving effectiveness, increasing productivity and lowering total cost of ownership.
   We compete with generic desktop software tools such as Microsoft Office or ACT, as well as other commercially available software solutions not specifically designed for PR. While these solutions have some application to PR, they typically lack the specialized content and specific workflow necessary to meet to complex needs of the PR market.
   We also compete to a lesser extent with providers of outsourced PR services, including PR agencies and other outsourced service providers. While some customers consider outsourcing services and in-house software to be competing alternatives, many customers view these as being complementary options and will often use both. In those cases where customers wish to select a single option, we believe we compete successfully against outsourced service providers by providing an in-house, automated solution that offers customers a more cost-effective and timely approach to managing their PR efforts.
   We compete with custom-developed solutions created either internally by the corporation or outside vendors. However, building a custom solution often requires extensive financial and technical resources that may not be available or cost-effective for the corporate communications and public relations department. In addition, in many cases the customer’s legacy database and software system were not designed to support the increasingly complex and dynamic needs of today’s PR department.
   We believe the principal factors that generally determine a company’s competitive advantage in the corporate communications and public relations market include the following:

•	broad product functionality and depth of integration;

•	ease of use;

•	low total cost of ownership and easily demonstrable cost-effective benefits for customers;

•	flexibility and configurability to meet complex customer requirements;

•	rapid deployment and adoption;

•	speed, reliability and functionality;

•	system performance, security, scalability and reliability;

•	ease of integration with existing applications and data;

•	availability and quality of implementation, training and help-desk services; and

•	competitive sales and marketing capabilities.

Intellectual Property and Proprietary Content
   We rely on a combination of trademark, copyright, trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We have no issued patents. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.
   We pursue the registration of our trademarks in the United States and in other countries, although we have not secured registration of all of our marks. We have registered the marks Vocus and Clipscan in the United States, and have applications pending to register the mark Vocus in the European Union and the marks Gnossos and Keep in Touch in the United States.
   We currently license content included in our on-demand software from several providers pursuant to data reseller, data distribution and license agreements with these providers. These agreements provide us with content such as news coverage from print and Internet news sites, as well as contact information for journalists, analysts, public officials, media outlets and publicity opportunities. The licenses for this content are non-exclusive. The agreements vary in length from one to three years, and generally renew automatically subject to certain cancellation provisions available to the parties. Fees for the content provided are generally either fixed amounts per subscriber or based upon the number of concurrent users at a subscriber. Such fees are generally paid quarterly or monthly. During 2005, we developed our own content which has replaced a significant portion of our acquired third-party content. In August 2005, we began providing our internally-developed content to our customers and we ceased providing the replaced third-party content. We do not believe that any of our content providers are single source suppliers, the loss of whom would substantially affect our business.
   If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third parties may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services.
Employees
   At June 30, 2005, we had 198 full-time and part-time employees. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.
Facilities
   Our corporate headquarters, including our principal administrative, marketing, technical support and research and development facilities, are located in Lanham, Maryland, where we lease approximately 23,560 square feet under an agreement that expires in 2011. We lease approximately 5,928 square feet of space in College Park, Maryland under an agreement that expires in 2006. We also lease approximately 2,316 square feet of space in Reston, Virginia under an agreement that expires in 2008. We have an international sales and service office in London, England where we lease approximately 1,890 square feet under an agreement that expires in 2008. We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. See Note 11 to the notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments” for information regarding our lease obligations.
Legal Proceedings
   We are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, we do not expect that any such liability will have a material adverse effect on our financial positions, operating results or cash flows.

MANAGEMENT
Executive Officers, Key Employees and Directors
   Our executive officers, key employees and directors and their respective ages and positions as of October 11, 2005 are as follows:

Name	Age	Position

Richard Rudman*	44	Chief Executive Officer, President and Chairman
Robert Lentz*	45	Chief Technology Officer and Director
Stephen Vintz*	37	Chief Financial Officer and Treasurer
William Donnelly*	50	Vice President, Sales
Norman Weissberg*	44	Vice President, Account Sales
Gary McNeil	41	Vice President, Marketing
Andrew Muir	49	Managing Director, Vocus International
Matthew Siegal	42	Vice President, Corporate Development
Darren Stewart	37	Vice President, Client Services
Michael Bronfein	50	Director
Kevin Burns	56	Director
Gary Golding	48	Director
Ronald Kaiser	51	Director
Richard Moore	56	Director

*	Denotes an executive officer
   Richard Rudman co-founded Vocus and has served as our Chief Executive Officer, President and Chairman since 1992. From 1986 through 1992, Mr. Rudman served as a senior executive at Dataway Corporation, a software development company. From 1984 through 1986, Mr. Rudman served as an accountant and systems analyst at Barlow Corporation, a privately held real estate development and management company. From 1979 through 1983, Mr. Rudman served in the United States Air Force. Mr. Rudman also serves on the board of directors of Innovectra Corporation, a privately held technology company. Mr. Rudman holds a B.S. degree in accounting from the University of Maryland and is a Certified Public Accountant.
   Robert Lentz co-founded Vocus and has served as our Chief Technology Officer since 1992. Mr. Lentz has been a member of our board of directors since 1992. Prior to joining Vocus, Mr. Lentz served as President of Dataway Corporation, a software development company.
   Stephen Vintz has served as our Chief Financial Officer and Treasurer since January 2001. From November 1996 to January 2001, Mr. Vintz was Vice President of Strategic Planning and Analysis at Snyder Communications, Inc., a marketing services company. Prior to November 1996, Mr. Vintz was a manager at Ernst & Young LLP. Mr. Vintz holds a B.B.A. degree in accounting from Loyola College of Maryland and is a Certified Public Accountant.
   William Donnelly has served as our Vice President, Sales since April 2002. From August 2000 to April 2002, Mr. Donnelly served as Vice President, Sales and Customer Care for Careerbuilder, Inc., a provider of web-based human resources solutions. From April 1995 through April 2000, Mr. Donnelly served as Vice President, Sales and Business Development at Best Software, Inc., a software company. Mr. Donnelly holds a B.S. degree in business administration and communications from Ramapo College of New Jersey and an M.B.A degree from George Washington University.
   Norman Weissberg has served as our Vice President, Account Sales since August 1998. From March 1997 to August 1998, Mr. Weissberg was a Major Accounts Manager at Xerox Corporation. Mr. Weissberg holds a B.S. degree in business from the University of Maryland.

   Gary McNeil has served as our Vice President, Marketing since August 2003. From July 1999 to August 2003, Mr. McNeil served in various capacities at Authoria, Inc., a software company, including as Vice President of Marketing from April 2002 to August 2003, Director of Marketing and Sales Operations from June 2000 to April 2002, and Director of Marketing from July 1999 to June 2000. Mr. McNeil holds a B.S. degree in business administration with a concentration in marketing from Northeastern University.
   Andrew Muir has served as Managing Director, Vocus International, since January 2003 (from January 2003 to April 2004, in a consulting capacity). From January 2002 to December 2002, Mr. Muir was self-employed as a consultant. From August 1999 to December 2001, Mr. Muir served as Managing Director of Cyveillance International (UK) Ltd. Mr. Muir holds an H.N.D degree in computer science from Coventry University (Lanchester Polytechnic).
   Matthew Siegal has served as our Vice President, Corporate Development since January 2003. Mr. Siegal co-founded Public Affairs Technologies, Inc. in 1992 and served as its President and Chief Executive Officer until its acquisition by Vocus in January 2003.
   Darren Stewart has served as our Vice President, Client Services since February 1996. From January 1994 through February 1996, Mr. Stewart worked for Information Systems Group, a software consulting company. From September 1992 through January 1994, Mr. Stewart was Manager of Customer Service for Job Files Corporation, a privately held HR software and services company. Mr. Stewart holds a B.S. degree in business administration and finance from the University of Colorado.
   Michael Bronfein has been a member of our board of directors since June 2001. Mr. Bronfein has been a managing partner of Sterling Venture Partners, a private equity investor, since 1999. Mr. Bronfein co-founded NeighborCare, a provider of pharmacy services to the long-term care marketplace, in 1980 and served as its Chairman and Chief Executive Officer until 1999. Mr. Bronfein also serves on the boards of directors of several privately held companies. Mr. Bronfein holds a B.S. degree in accounting from the University of Baltimore and is a Certified Public Accountant.
   Kevin Burns has been a member of our board of directors since October 2000. Mr. Burns has been a managing principal of Lazard Technology Partners, a venture capital firm, since March 1998. Mr. Burns founded Intersolv, Inc. (formerly Sage Software), a software company, in 1982 and served as its President and Chief Executive Officer until 1997. Mr. Burns also serves on the board of directors of several privately held companies. Mr. Burns holds a B.S. degree in finance from Ohio State University and an M.B.A. in finance from the University of Colorado.
   Gary Golding has been a member of our board of directors since January 2000. Mr. Golding has been a general partner with Edison Venture Fund, a venture capital fund, since November 1997. Mr. Golding also serves on the boards of directors of several privately held companies. Mr. Golding holds a B.A. degree in management from Boston College and a Masters degree in Urban and Regional Planning from the University of Pittsburgh.
   Ronald Kaiser has been a member of our board of directors since January 2005. Mr. Kaiser has served as the Chief Financial Officer of PharmAthene, Inc., a bio-defense company, since March 2005. From February 2003 to March 2005, Mr. Kaiser served as Chief Financial Officer, Treasurer and Secretary of Air Cargo, Inc., a freight logistics and bill processing provider. In December 2004, Air Cargo filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. From June 2002 to January 2003, Mr. Kaiser was self-employed. From May 1998 to June 2002, Mr. Kaiser served as Chief Financial Officer, Treasurer and Secretary of OTG Software, Inc., a storage software development, manufacturing, sales and distribution company. Mr. Kaiser has also served as a member of the board of directors of OPNET Technologies, Inc., a public company, since October 2003 and as a managing director of the Chesapeake Innovation Center, a Maryland incubator, since September 2003. Mr. Kaiser holds a B.A. degree in accounting and multidisciplinary-prelaw from Michigan State University.
   Richard Moore has been a member of our board of directors since January 2000. Mr. Moore has been Vice President, Marketing and Vice President, Worldwide Sales for BNX Systems, Inc., a software provider, since November 2003. From March 1999 to November 2003, Mr. Moore was Chief Marketing Officer, Office of the President of Cyveillance, Inc., a software service provider for online risk monitoring and management. Mr. Moore holds a B.A. degree in communications from the University of Maryland.

Terms of Office
   All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock and related provisions of our existing certificate of incorporation. The holders of a majority of our Series A preferred stock designated Mr. Golding for election to our board of directors. The holders of a majority of our Series B preferred stock designated Messrs. Bronfein and Burns for election to our board of directors. The holders of a majority of our common stock designated the remaining members of our board of directors. On the closing of this offering, the voting agreement and these rights to designate directors will terminate and none of our stockholders will have any special rights regarding the election or designation of board members. Our executive officers are elected by, and serve until dismissed by, the board of directors.
   Upon the completion of this offering, our board of directors will be divided into three classes, which are required to be as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.  and                     will be in the class of directors whose term expires at the 2006 annual meeting of our stockholders.                     and                     will be in the class of directors whose term expires at the 2007 annual meeting of our stockholders.                     and                     will be in the class of directors whose term expires at the 2008 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.
Board Committees
   Our board of directors has the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Prior to the completion of this offering, each committee will have a written charter approved by the board of directors.

Audit Committee
   Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Vocus engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; annually reviews the audit committee charter and the committee’s performance; reviews and approves the scope of the annual audit and the audit fee; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. The audit committee currently consists of Messrs. Kaiser, Golding and Bronfein. Our board of directors has determined that, as of the closing of this offering, all of the members of our audit committee other than Mr. Golding will meet the tests for independence, and all of the members of our audit committee will meet the requirements for financial literacy, under applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Mr. Kaiser is an audit committee financial expert, as defined under applicable SEC rules.

Compensation Committee
   Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The compensation committee currently consists of Messrs. Burns, Golding and Bronfein. Our board of directors has determined that all of the members of our compensation committee meet the applicable tests for independence under the applicable rules and regulations of Nasdaq and the Internal Revenue Service.

Nominating and Corporate Governance Committee
   Our nominating and corporate governance committee will identify individuals qualified to become directors; select, or recommend to our board of directors, director nominees for each election of directors; develop and recommend to our board of directors criteria for selecting qualified director candidates; consider committee member qualifications, appointment and removal; recommend corporate governance guidelines applicable to us; and provide oversight in the evaluation of our board of directors and each committee. The initial members of the nominating and corporate governance committee will be                     ,                     and                     . Our board of directors has determined that all of the intended members of our nominating and corporate governance committee meet the applicable tests for independence under the applicable rules and regulations of Nasdaq.
Compensation Committee Interlocks and Insider Participation
   No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
   None of our current directors receives a fee for serving on the board of directors. We reimburse our directors for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors. Following this offering, we intend to pay each non-employee director an annual retainer of $          and $           per board meeting attended. We also intend to pay our non-employee directors an annual retainer of $          to serve on any standing committee, and to pay the chairman of the audit committee $          , and the chairman of any other committee $          . Directors are also eligible to participate in our 2005 Stock Award Plan.
   In April 2000, we granted Mr. Moore 40,000 options to purchase our common stock at an exercise price of $0.30. In January 2005, we granted Messrs. Kaiser and Moore 40,000 and 10,000 options to purchase our common stock, respectively, at an exercise price of $4.77. The stock options granted vest over a three-year period beginning on the date of grant, at a rate of 33 1/3% each year.
Executive Compensation
   The following table shows information regarding the compensation earned by our chief executive officer and our other four executive officers during the year ended December 31, 2004. In accordance with the rules of the SEC, this table does not include various perquisites and other personal benefits received by the executive officers that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonuses disclosed in this table.
Summary Compensation Table

				Long-Term
		Annual Compensation		Compensation

				Securities
				Underlying
Name and Principal Position	Year	Salary ($)	Bonus ($)	Options (#)

Richard Rudman	2004	250,000	133,950	—
Chief Executive Officer, President and Chairman
Robert Lentz	2004	200,000	66,975	—
Chief Technology Officer and Director
Stephen Vintz	2004	175,000	63,580	—
Chief Financial Officer and Treasurer
William Donnelly	2004	165,000	191,319	—
Vice President, Sales
Norman Weissberg	2004	165,000	139,136	—
Vice President, Account Sales
   Effective January 1, 2005 and subject to the completion of this offering, our board of directors has established the following compensation levels for certain of our executive officers: Mr. Rudman, base salary of $300,000 and annual target bonus of $200,000; and Mr. Vintz, base salary of $235,000 and annual target bonus of $115,000. The actual amounts of the bonuses will be determined in accordance with our executive bonus plans and based upon the achievement of certain sales, revenue, profitability and cash flow targets.
Option Grants in Last Fiscal Year
   Neither our chief executive officer nor our other four executive officers were granted any stock options during 2004. In January 2005, Messrs. Vintz, Donnelly and Weissberg received grants of 20,000, 58,333 and 20,000 stock options, respectively, at an exercise price of $4.77 per share. The stock options granted to Messrs. Vintz, Donnelly and Weissberg vest over a four-year period beginning on the date of grant, at a rate of 25% per year.
Option Exercises in 2004 and Option Values at December 31, 2004
   The following table sets forth certain information concerning stock options held as of December 31, 2004 by our chief executive officer and our other four executive officers. The value realized and the value of unexercised in-the-money options at December 31, 2004 is calculated based on the assumed initial public offering price of $10.00 per share of our common stock (the midpoint of the estimated initial public offering price range) less the per share exercise price multiplied by the number of shares issuable upon exercise of the options.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares		Options at 2004 Year-End (#)		Options at 2004 Year-End ($)
	Acquired	Value
Names	on Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard Rudman	—	—	—	—	—	—
Robert Lentz	—	—	—	—	—	—
Stephen Vintz	20,333	203,330	88,345	36,226	883,450	362,260
William Donnelly	20,000	200,000	30,000	50,000	300,000	500,000
Norman Weissberg	16,666	166,660	126,667	—	1,266,670	—
Employee Benefit Plans

1999 Stock Option Plan
   In September 1999, our board of directors adopted and our stockholders approved the 1999 Stock Option Plan. A total of 1,000,000 shares of common stock were reserved for issuance under the plan. Our board of directors and stockholders have approved four amendments to the plan increasing the total number of shares reserved for issuance under the plan to 1,758,730. As of September 30, 2005, there were outstanding under the 1999 Stock Option Plan options to purchase 1,239,763 shares of common stock at a weighted average exercise price per share of $2.61. As of September 30, 2005, a total of 133,198 shares of common stock remained available for future option grants.
   Under the 1999 Stock Option Plan, our employees, directors and consultants and those of any parent or subsidiary of ours, are eligible to receive nonstatutory stock options and stock appreciation rights. Employees are eligible also to receive “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code. This plan is administered by our board of directors. Subject to the provisions of the 1999 Stock Option Plan, the board of directors determines in its discretion the persons to whom and the times at which options and appreciation rights are granted, the types and sizes of such options and appreciation rights and all of their terms and conditions. All options and appreciation rights must be evidenced by a written agreement between us and the participant. The board of directors has the authority to construe and interpret the terms of the 1999 Stock Option Plan and options and appreciation rights granted under it.
   The exercise price of incentive stock options cannot be less than 100% of the fair market value of a share of our common stock on the date of grant. In the case of any incentive stock options granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation, the exercise price cannot be less than 110% of such fair market value. The term of an option cannot exceed 10 years, or 5 years for incentive stock options granted to 10% stockholders. Generally, options granted under the 1999 Stock Option Plan shall terminate one year following a participant’s death. Shares subject to options granted under the 1999 Stock Option Plan generally vest, conditioned upon the participant’s continued service, over a period of four years, with 25% vesting after each year.

   We expect that no further stock option grants will be made under the 1999 Stock Option Plan after the date of the effectiveness of the registration statement of which this prospectus forms a part.

2005 Stock Award Plan
   Prior to the closing of this offering, our board of directors plans to adopt and submit to our stockholders for approval our 2005 Stock Award Plan. The purpose of our 2005 Stock Award Plan is to assist us and our subsidiaries and other designated affiliates, which we refer to as “related entities,” in attracting, motivating, retaining and rewarding our high-quality executives and our other employees, officers, directors and consultants, by enabling such persons to acquire or increase an equity interest in us in order to strengthen the mutuality of interests between such service providers and our stockholders, and providing such service providers with annual and long term performance incentives to expend their maximum efforts in the creation of stockholder value.
   Administration. Our 2005 Stock Award Plan is to be administered by our board of directors or any committee designated by the board of directors consisting of not less than two directors. Subject to the terms of our 2005 Stock Award Plan, the plan administrator is authorized to select eligible persons to receive awards under the Plan, determine the type, number of shares or amount of cash and other terms and conditions of and all other matters relating to, awards, prescribe award agreements (which need not be identical for each plan participant), and the rules and regulations for the administration of the 2005 Stock Award Plan, construe and interpret the 2005 Stock Award Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, adopt any modifications, procedures and sub-plans as may be necessary and desirable to comply with foreign laws, and make all other decisions and determinations as the plan administrator may deem necessary or advisable for the administration of our 2005 Stock Award Plan. In addition the plan administrator may reduce the exercise price of any outstanding award under the Plan, cancel any outstanding award and the grant in substitution a new award covering the same or a different number of Shares, cash or other valuable consideration (as determined by the plan administrator) or any other action that is treated as a repricing under generally accepted accounting principles.
   Eligibility. The persons eligible to receive awards under our 2005 Stock Award Plan are the officers, directors, employees and consultants who provide services to us or any related entity. However, only our employees and employees of our subsidiaries may receive incentive stock options. An employee on leave of absence may be considered as still in the employ of us or a related entity for purposes of eligibility for participation in our 2005 Stock Award Plan.
   Types of Awards. Our 2005 Stock Award Plan will provide for the issuance of stock options, stock appreciation rights, restricted stock, stock units, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the plan administrator.
   Shares Available for Awards; Annual Per-Person Limitations. The total number of shares of common stock that may be subject to the granting of awards under our 2005 Stock Award Plan at any time during the term of the Plan shall be equal to                      shares, plus an annual increase to be added on January 1 of each year, commencing on January 1, 2007 and ending on January 1, 2015, equal to 5% of the shares of common stock outstanding on each such date (rounded down to the nearest whole share). Notwithstanding the foregoing, the plan administrator may, prior to the first day of any fiscal year, reduce such annual increase to the share reserve by such lesser number of shares as the plan administrator determines. In addition, the maximum number of shares that may be issued under our 2005 Stock Award Plan as incentive stock options is      shares. Shares will become available for issuance under new awards to the extent awards previously granted under our 2005 Stock Award Plan (i) are forfeited, repurchased expire or otherwise terminate without issuance of shares, (ii) are settled for cash or otherwise do not result in the issuance of shares or (iii) are withheld upon exercise of an award to pay the exercise price or any tax withholding requirements.
   Our 2005 Stock Award Plan imposes individual limitations on certain awards. Under these limitations, during any fiscal year, no participant may be granted awards with respect to more than                      shares, subject to adjustment upon certain changes in our capitalization. The maximum dollar value that may be paid out to any participant for any performance award with respect to any performance period is $          per twelve-month performance period (with a pro-rata adjustment for any longer or shorter period).

   In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the shares of our common stock or other securities of ours or of any other issuer such that a substitution, exchange or adjustment is determined by the plan administrator to be appropriate, then the plan administrator will, in an equitable manner, substitute, exchange or adjust (i) the maximum number and kind of shares that may be issued under the 2005 Stock Award Plan, (ii) the number and kind of shares by which award limitations are measured, as described in the preceding paragraph, (iii) the number and kind of shares subject to or deliverable in respect of outstanding awards, (iv) the exercise price, grant price or purchase price relating to any award or the provision for payment of cash or other property in respect of any outstanding award, and (v) any other aspect of any award that the plan administrator determines to be appropriate.
   Stock Options and Stock Appreciation Rights. The plan administrator is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the recipient, and non-qualified stock options, and stock appreciation rights entitling the recipient to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation rights are determined by the plan administrator, but in the case of an incentive stock option must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our 2005 Stock Award Plan, the term “fair market value” means the fair market value of our common stock, awards or other property as determined by the plan administrator or under procedures established by the plan administrator. Unless otherwise determined by the plan administrator, the fair market value of a share of our common stock as of any given date shall be the closing sales price per share of common stock as reported on the principal stock exchange or market on which the common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of service generally are fixed by the plan administrator, except that no incentive stock option may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock appreciation right are determined by the plan administrator. The plan administrator determines the methods in which the exercise price of options awarded under the 2005 Stock Award Plan may be paid, which may include cash, shares, other awards or other property (including, to the extent permitted by law, loans to participants), net exercise or a cashless exercise procedure.
   Restricted Stock and Stock Units. The plan administrator is authorized to grant restricted stock and stock units. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of a stockholder, unless otherwise determined by the plan administrator. An award of stock units confers upon a participant the right to receive shares of common stock, cash or a combination thereof, at the end of a specified period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of such specified period. Prior to settlement, an award of stock units carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.
   Dividend Equivalents. The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards or otherwise as specified by the plan administrator.
   Bonus Stock and Awards in Lieu of Cash Obligations. The plan administrator is authorized to grant shares of common stock as a bonus free of restrictions, or to grant shares of common stock or other awards in lieu of our obligations to pay cash under our 2005 Stock Award Plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

   Other Stock-Based Awards. The plan administrator is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The plan administrator determines the terms and conditions of such awards.
   Performance Awards. The plan administrator is authorized to grant performance awards to participants on terms and conditions established by the plan administrator. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the plan administrator upon the grant of the performance award. Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the plan administrator. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be “covered employees” (as described below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as “performance-based compensation” not subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code. For purposes of Section 162(m), the term “covered employee” means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the Securities and Exchange Commission by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the plan administrator and not the board of directors.
   If and to the extent that the plan administrator determines that these provisions of our 2005 Stock Award Plan are to be applicable to any award, one or more of the following business criteria for us, on a consolidated basis, and/or for our related entities, or for our business or geographical units and/or a related entity (except with respect to the total stockholder return and earnings per share criteria), shall be used by the plan administrator in establishing performance goals for awards under our 2005 Stock Award Plan: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index or such other comparable index as may be determined by the plan administrator; (iii) revenue; (iv) gross margin; (v) operating margin; (vi) operating income; (vii) pretax earnings; (viii) net income; (ix) earnings before interest expense, taxes, depreciation and amortization; (x) operating cash flow; (xi) free cash flow; (xii) earnings per share; (xiii) return on equity; (xiv) return on capital; (xv) working capital or inventory; (xvi) number of customers; and (xvii) market share. Any of the above goals may be determined on a relative or absolute basis or as compared to the performance of a published or special index deemed applicable by the plan administrator. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.
   Transferability. Awards granted under our 2005 Stock Award Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except to the extent expressly permitted by the plan administrator in the award agreement.
   Change in Control; Corporate Transaction. The plan administrator may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, including if we undergo a “change in control”, as defined in our 2005 Stock Award Plan. In addition, the plan administrator may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”
   To the extent we undergo a corporate transaction, our 2005 Stock Award Plan provides that outstanding awards may be assumed, substituted for or continued in accordance with their terms. If the awards are not assumed, substituted for or continued, such awards will fully vest and, if applicable, become exercisable and such awards will terminate if not exercised, if applicable, immediately prior to the close of the corporate transaction. The plan administrator may, in its discretion, either cancel the outstanding awards in exchange for a cash payment or vest all or part of the award contingent on the corporate transaction. Any award subject to repurchase rights may have such repurchase rights assigned to the successor corporation by the plan administrator, in its discretion.
   Amendment and Termination. The board of directors may amend, alter, suspend, discontinue or terminate our 2005 Stock Award Plan without approval of the stockholders or participants. Stockholder approval may be obtained for any amendment or alteration if such approval is deemed necessary and advisable by our board of directors. Our 2005

Stock Award Plan will terminate ten year from later of (i) the tenth anniversary of the effective date of the Plan and (ii) the date an increase in the share reserve is approved by our board of directors (so long as such increase is also approved by our stockholders). Awards outstanding upon expiration of our 2005 Stock Award Plan shall remain in effect until they have been exercised or terminated, or have expired.

Vocus 401(k) Plan
   We have adopted a tax-qualified employee savings and retirement plan, the Vocus 401(k) Plan, for eligible U.S. employees. Eligible employees may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the Vocus 401(k) Plan in an amount we determine annually. Any contributions to the plan by the company or the participants are paid to a trustee. The contributions we make, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The Vocus 401(k) Plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by our employees and income earned (if any) on plan contributions are not taxable to employees until withdrawn and our contributions, if any, will be deductible by the company when made. At the direction of each participant, the trustee invests the contributions made to the Vocus 401(k) Plan in any number of investment options.
Limitations on Liability of Directors and Officers and Indemnification

Limitation of Liability
   Our amended and restated certificate of incorporation provides that our officers and directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
   This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification
   Our amended and restated certificate of incorporation provides that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An executive officer or director shall not be entitled to indemnification if:

•	The executive officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

•	The executive officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.
   We intend to enter into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our certificate of incorporation. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons’ services as a director or executive officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
   Other than the transactions described below, since January 1, 2002 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.
   Although we do not have a separate conflicts policy, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.
Stock Sales with Insiders
   The following table summarizes sales by us of our preferred stock since January 1, 2002 to holders of more than 5% of our total voting securities.

	Shares of Series B	Shares of Series C	Total
Stockholders	Preferred Stock	Preferred Stock	Purchase Price	Date of Purchase

Edison Venture Fund IV, L.P.		72,847	$500,000	December 20, 2004
Lazard Technology Partners II LP	412,032		$2,000,003	January 31, 2003
		448,721	$3,079,882	December 20, 2004
Sterling Venture Partners, LP	206,016		$1,000,002	January 31, 2003
		206,903	$1,420,118	December 20, 2004
   We sold 618,048 shares of our Series B preferred stock in January 2003 at $4.85 per share, for total proceeds of $3,000,005. In conjunction with the sale of our Series B preferred stock, we issued warrants to purchase 137,344 and 68,672 shares of Series B preferred stock to Lazard Technology Partners II LP, or Lazard, and Sterling Venture Partners, LP, or Sterling, respectively, at an exercise price of $4.85 per share. We sold 728,471 shares of our Series C preferred stock in December 2004 at $6.86 per share, for total proceeds of $5 million. Our amended and restated certificate of incorporation, as in effect prior to the consummation of this offering, provides for the automatic conversion of all of our outstanding preferred stock upon the effectiveness of a registration statement under the Securities Act covering the underwritten offer and sale of common stock at a price per share of at least $14.56 and resulting in gross proceeds to us, net of underwriter commissions and expenses, of at least $25 million. We expect that the holders of our preferred stock will execute a consent providing that this offering satisfies the requirements of a qualified offering under our Fourth Amended and Restated Certificate of Incorporation.
   Lazard and Sterling have each guaranteed a portion of our obligations under our $7 million revolving line of credit with Mercantile-Safe Deposit and Trust Company, pursuant to a call agreement entered into in November 2004. If Lazard or Sterling is required to pay any amount under the call agreement, the Series C convertible preferred stock purchase agreement provides that we would issue to Lazard and/or Sterling, as applicable, that number of additional shares of Series C preferred stock equal to the amount paid under the call agreement divided by $6.86. In consideration for such issuance, Lazard and/or Sterling will have no other claims against us for reimbursement under the call agreement. We expect that the call agreement will be terminated in connection with the consummation of this offering. In conjunction with the sale of our Series C preferred stock, we issued warrants to purchase 88,176 and 40,736 shares of our common stock to Lazard and Sterling, respectively, at an exercise price of $4.77 per share.
   In March 2003, we purchased 98,681 shares of our common stock from each of Messrs. Rudman and Lentz, and in April 2003 we purchased an additional 4,327 shares of our common stock from each of them, at a purchase price of $4.85 per share.
   In July 2005, we entered into a redemption agreement with Mr. Lentz, pursuant to which we purchased 212,733 shares of our common stock from Mr. Lentz at a purchase price of $7.05 per share.

Registration Rights Agreement
   We are party to a third amended and restated registration rights agreement with the holders of all of the outstanding shares of our preferred stock. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 5,826,668 shares of our common stock and, commencing six months after the completion of this offering, the holders of these shares will have the right to require us to register these shares under the Securities Act under specific circumstances. Please see “Description of Capital Stock — Registration Rights” for more information regarding these registration rights.
Stock Option Awards
   In January 2005, we granted Messrs. Vintz, Donnelly, Weissberg, Kaiser and Moore 20,000, 58,333, 20,000, 40,000 and 10,000 options to purchase our common stock, respectively, at an exercise price of $4.77. The stock options granted to Messrs. Vintz, Donnelly and Weissberg vest over a four-year period beginning on the date of grant, at a rate of 25% per year. The stock options granted to Messrs. Kaiser and Moore vest over a three-year period beginning on the date of grant, at a rate of 33 1/3% each year.
Indemnification Agreements
   We intend to enter into indemnification agreements with our directors and executive officers, as described in “Management — Limitations of Liability of Directors and Officers and Indemnification.”
Other
   We employed Ryan Burns, the son of Kevin Burns, a member of our board of directors, as a sales representative from 2001 until December 2004. In 2004, we paid him approximately $77,000 in compensation, including salary and sales commissions.

PRINCIPAL AND SELLING STOCKHOLDERS
   The following table provides information concerning beneficial ownership of our common stock as of                     , 2005, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding common stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
   The following table lists the number of shares and percentage of shares beneficially owned based on 9,778,788 shares of common stock outstanding as of September 30, 2005, as adjusted to reflect the conversion of the outstanding shares of preferred stock upon completion of this offering. The table also lists the applicable percentage beneficial ownership based on 14,778,778 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of 750,000 shares of common stock from the selling stockholders.
   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of November 15, 2005, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
   Unless otherwise indicated, the principal address of each of the persons below is c/o Vocus, Inc., 4296 Forbes Boulevard, Lanham, Maryland 20706.

		Percentage of
		Outstanding Shares

	Number of Shares	Before the	After the
	Beneficially Owned	Offering	Offering

Executive Officers and Directors
Richard Rudman(1)	1,821,643	18.6	12.3
Robert Lentz	1,633,243	16.7	11.1
Stephen Vintz	144,904	1.5	1.0
William Donnelly	75,000	0.8	0.5
Norman Weissberg	143,333	1.4	1.0
Michael Bronfein(1)(2)	1,346,389	13.6	9.0
Kevin Burns(1)(3)	2,919,811	29.2	19.5
Gary Golding(1)(4)	1,809,419	18.5	12.2
Ronald Kaiser	—	—	—
Richard Moore	40,000	0.4	0.3
All executive officers and directors as a group (10 persons)	9,933,743	95.6	64.5
5% Stockholders
Edison Venture Fund IV, L.P.(1)(4)	1,809,419	18.5	12.2
Lazard Alternative Investments LLC as nominee for Lazard Technology Partners(1)(3)	2,919,811	29.2	19.5
Sterling Venture Partners, LP(1)(2)	1,346,389	13.6	9.0

*	Denotes less than 1%.

(1)	If the underwriters exercise their over-allotment in full, the following stockholders will sell the following additional shares:

Richard Rudman	150,000
Sterling Venture Partners, LP	127,500
Lazard Alternative Investments LLC	285,000
Edison Venture Fund IV, L.P.	187,500

(2)	Consists of 1,236,981 shares and 109,408 shares issuable upon the exercise of warrants that may be exercised at any time held by Sterling Venture Partners, LP. Mr. Bronfein, one of our directors, is a managing member of Sterling Venture Partners, LLC, the general partner of Sterling Venture Partners, LP. Mr. Bronfein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Bronfein shares voting and dispositive authority over the shares held by Sterling Venture Partners, LP with Eric Becker, a managing partner of Sterling Venture Partners, LLC, and Daniel Rosenberg, a partner of Sterling Venture Partners, LLC. The principal address of Sterling Venture Partners, LP is 6225 Smith Avenue, Suite 210, Baltimore, MD 21209.

(3)	Consists of 2,694,291 shares and 225,520 shares issuable upon the exercise of warrants that may be exercised at any time held by Lazard Alternative Investments LLC as nominee for Lazard Technology Partners. Mr. Burns, one of our directors, is a managing principal of LTI II GenPar LLC, the general partner of LTP II LP, which is the general partner of Lazard Technology Partners II LP and Lazard Alternative Investments LLC, nominee for Lazard Technology Partners II LP. Mr. Burns disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Burns shares voting and dispositive authority over the shares held by Lazard Alternative Investments with Russell E. Planitzer, a managing principal of LTI II GenPar LLC, and Mano S. Rana, a principal of LTI II GenPar LLC. The principal address of Lazard Alternative Investments is 5335 Wisconsin Avenue, N.W., Suite 410, Washington, DC 20015.

(4)	Consists of 1,809,419 shares held by Edison Venture Fund IV, L.P. Mr. Golding, one of our directors, is a general partner of Edison Partners IV, L.P., the general partner of Edison Venture Fund IV, L.P. Mr. Golding disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Golding shares voting and dispositive authority over the shares held by Edison Venture Fund IV, L.P. with John Martinson, Joe Allegra, Ross Martinson and Bruce Luehrs, each a partner of Edison Partners IV, L.P. The principal address of Edison Venture Fund IV, L.P. is 1009 Lenox Drive #4, Lawrenceville, NJ 08648.

DESCRIPTION OF CAPITAL STOCK
   The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering are summaries and are qualified by reference to these documents. Forms of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering. For further description of our currently outstanding shares of preferred stock (all of which will automatically convert upon the completion of this offering), see Notes 2 and 7 of the notes to consolidated financial statements. Upon completion of this offering, there will not be any shares of any currently outstanding series of preferred stock authorized.
   Upon the closing of this offering, our authorized capital stock will consist of                      shares of common stock, par value $.01 per share and                      shares of preferred stock, par value $.01 per share.
Common Stock
   As of September 30, 2005, there were 9,778,788 shares of common stock outstanding, assuming conversion of all outstanding shares of preferred stock, held of record by 89 stockholders. Based upon the number of shares outstanding as of that date and giving effect to the sale of shares of common stock in this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of options to be outstanding after September 30, 2005, there will be approximately 14,778,788 shares of common stock outstanding at the closing of this offering. Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Holders of the common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares issued in this offering will be fully paid and nonassessable.
Preferred Stock
   Upon the completion of this offering, our board of directors will be authorized, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

•	restricting dividends on common stock;

•	diluting the voting power of common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change of control of us without stockholder action; and

•	harming the market price of common stock.
   Upon the closing of this offering, no shares of our preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Warrants
   As of September 30, 2005, there were warrants outstanding to purchase the following shares of our capital stock:

		Weighted Average		Weighted Average
	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Description	Before this Offering	Before this Offering	After this Offering	After this Offering

Series B preferred stock	206,016	$4.85	206,016	$4.85
Common stock	155,121	$4.58	155,121	$4.58
   The Series B preferred stock warrants terminate on January 31, 2008. One common stock warrant to purchase 12,876 shares terminates on August 23, 2008, one common stock warrant to purchase 13,333 shares terminates on November 19, 2009, and two common stock warrants to purchase an aggregate of 128,912 shares terminate on January 30, 2014.
   Upon the completion of this offering, the Series B preferred stock warrants will become exercisable for an aggregate of approximately 206,016 shares of our common stock.
   The Series B preferred stock warrants and common stock warrants have net exercise provisions under which their respective holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.
Registration Rights
   The holders of 5,826,668 shares of our common stock issuable upon the conversion of all outstanding shares of our preferred stock and 361,137 shares of common stock issuable upon the exercise of warrants to purchase our common stock, are entitled to rights to cause their shares to be registered under the Securities Act. These registration rights are contained in our third amended and restated registration rights agreement and in certain outstanding warrants. These registration rights include demand registration rights, piggyback registration rights exercisable in connection with any registration proposed by us, and Form S-3 registration rights, as described below.
   Series A preferred stock demand registration rights. Commencing six months after the completion this offering, the holders of shares representing at least 40% of the shares of our common stock issued upon the conversion of our Series A preferred stock may request that we register all or a portion of their shares of registrable securities with an aggregate offering price of at least $3,000,000. Upon their request, we must, subject to some restrictions and limitations, use reasonable best efforts to cause a registration statement covering the number of shares of registrable securities that are subject to the request to become effective. The holders of registrable securities may only require us to file a maximum of two registration statements in response to their demand registration rights, and we may delay such registration under certain circumstances for up to 120 days no more than once in any twelve month period.
   Series B preferred stock demand registration rights. Commencing six months after the completion this offering, the holders of shares representing at least 51% of the shares of our common stock issued upon the conversion of our Series B preferred stock may request that we register all or a portion of their shares of registrable securities with an aggregate offering price of at $3,000,000. Upon their request, we must, subject to some restrictions and limitations, use reasonable best efforts to cause a registration statement covering the number of shares of registrable securities that are subject to the request to become effective. The holders of registrable securities may only require us to file a maximum of two registration statements in response to their demand registration rights, and we may delay such registration under certain circumstances for up to 120 days no more than once in any twelve month period.
   Series C preferred stock demand registration rights. Commencing six months after the completion this offering, the holders of shares representing at least 51% of the shares of our common stock issued upon the conversion of our Series C preferred stock may request that we register no less than 20% of their shares of registrable securities, or a lesser amount if the anticipated aggregate offering price of the shares is at least $3,000,000. Upon their request, we must, subject to some restrictions and limitations, use reasonable best efforts to cause a registration statement covering the number of shares of registrable securities that are subject to the request to become effective. The holders of registrable securities may only require us to file a maximum of two registration statements in response to their demand registration rights, and we may delay such registration under certain circumstances for up to 120 days no more than once in any twelve month period.
   Form S-3 registration rights. The holders of common stock issued upon the conversion of our preferred stock and the holders of common stock issued upon the exercise of a warrant may request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the aggregate price of the shares offered to the public is at least $1,000,000. We may delay such registration under certain circumstances for up to 120 days no more than once in any twelve month period.
   “Piggyback” Registration Rights. If we register any securities for public sale, all stockholders with registration rights will have the right to include their shares in the registration statement, subject to specified limitations. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement. The holders of common stock issued upon the exercise of one warrant may have the number of their shares to be included in the registration statement reduced to zero and prior to any reduction of the shares held by other stockholders with registration rights. The number of shares held by all other stockholders with registration rights cannot be reduced to less than 25% of all shares to be registered.
   We are generally obligated to bear the expenses, other than underwriting discounts, sales commissions and the fees and expenses of the selling stockholder’s own counsel (other than selected counsel), of these registrations. The registration rights for the holders of shares of our common stock issued upon the conversion of our preferred stock and upon the exercise of certain warrants terminate at such time as all of the shares of registrable securities may be sold under Rule 144 under the Securities Act, as amended, during any three-month period provided that we are subject to the reporting requirements of the Securities Act or the Securities Exchange Act of 1934, as amended.
Delaware Anti-Takeover Law and Provisions in Our Charter and Bylaws
   Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporation’s voting stock.
   Certificate of Incorporation. Our amended and restated certificate of incorporation provides that:

•	our board of directors may issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

•	our board of directors shall be divided into three classes, with each class serving for a term of three years;

•	vacancies on the board of directors, including newly created directorships, can be filled by the board of directors if a quorum is then in office and present, a majority of the directors then in office if less than a quorum is then in office, or the sole remaining director; and

•	our directors may be removed only for cause.
   Bylaws. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within

30 days before or 60 days after the anniversary date, in order to be timely notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders; and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was mailed or made public.

   In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received not later than the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made or mailed.
   Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, a two-thirds supermajority vote of stockholders will be required to amend our amended and restated bylaws.
   The provisions in our amended and restated certificate of incorporation and our amended and restated bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of us. They may also have the effect of preventing changes in our management.
Transfer Agent
   The transfer agent and registrar for our common stock is Wachovia Bank, National Association.
Listing
   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “VOCS.”

SHARES ELIGIBLE FOR FUTURE SALE
   Prior to this offering, there has not been any public market for our common stock. We cannot predict the effect, if any, that the sale of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of equity securities.
   Upon the completion of this offering, we will have an aggregate of 14,778,788 shares of common stock outstanding based on the number of shares outstanding as of September 30, 2005, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these outstanding shares, all the 5,000,000 shares sold in this offering will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933), may only be sold in compliance with the limitations described below. The remaining 9,778,788 shares of common stock will be deemed “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, including Rule 144(k) or Rule 701, promulgated under the Securities Act, which rules are summarized below. Giving effect to the lock-up agreements described below and the provisions of Rule 144, including Rule 144(k) and Rule 701, the shares available for sale in the public market will be as follows:

•	shares will be eligible for immediate sale in the public market on the date of this prospectus;

•	shares will be eligible for sale 90 days after the date of this prospectus;

•	shares will be eligible for sale 180 days after the effective date of the offering, subject in some cases to certain volume limitations and subject to extension in specific instances referred to in “Shares Eligible For Future Sale — Lock-Up Agreements;” and

•	shares will be eligible for sale between 181 and 365 days after completion of this offering.
Lock-up Agreements
   Our directors, officers and certain stockholders, holding an aggregate of                        shares of our common stock (on an as-converted basis) as of                       , 2005 have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days from the date of this prospectus. These restrictions do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the lock-up period.
   We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus;

•	the shares of our common stock that are issued under our stock option plans; and

•	the issuance by us of shares of our common stock having a value of up to $10 million, pursuant to acquisition or merger transactions.
   The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 18 days of the 180-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release.

Rule 144
   Under Rule 144 as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for at least one year is generally entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock, approximately 147,888 shares immediately after this offering, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 701
   Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.
   As of June 30, 2005, 205,771 shares of our outstanding common stock had been issued in reliance upon Rule 701 as a result of exercises of stock options and stock awards.
Stock Options
   We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans within 180 days after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.
Registration Rights
   Commencing six months after the completion this offering, holders of 6,161,596 shares of outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares in any future registration of our securities. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING
   Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C.

Total	5,000,000
   The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.
   The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.
   Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2005.
Over-Allotment Option
   The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 750,000 additional shares of our common stock from the selling stockholders at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.
Determination of Offering Price
   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development and the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
   We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts
   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $           per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $           per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.
   The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Indemnification of Underwriters
   We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.
Reserved Shares
   The underwriters, at our request, have reserved at the initial public offering price a number of shares that will not exceed 5% of the aggregate shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased in this manner will be offered by the underwriters on the same basis as the other shares offered in this offering.
No Sales of Similar Securities
   Holders of approximately      % of the outstanding shares of our common stock (on an as-converted basis) as of                     , 2005, including all of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the lock-up period.
   We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus;

•	the shares of our common stock that are issued under our stock option plans; and

•	the issuance by us of shares of our common stock having a value of up to $10 million, pursuant to acquisition or merger transactions.

   The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 18 days of the 180-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release.
Nasdaq National Market Listing
   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “VOCS.”
Discretionary Accounts
   The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.
Short Sales, Stabilizing Transactions and Penalty Bids
   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.
   Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
   Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.
   Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.
   The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.
Other Relationships
   Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC, has invested $5,000,000, or approximately 7.6%, in Edison Venture Fund IV, L.P., which in turn is the holder of approximately 17.9% of the outstanding shares of our common stock immediately prior to the offering.

LEGAL MATTERS
   Greenberg Traurig, LLP, Washington, D.C., will provide us an opinion relating to the validity of the common stock issued in this offering. Legal matters will be passed upon for the underwriters by Andrews Kurth LLP, Washington, D.C.
EXPERTS
   Our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and the financial statements of Gnossos Software, Inc. at December 31, 2003 and for the year then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
   We have filed with the Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect us and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the Commission’s web site at www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference room and the web site of the Commission referred to above.

VOCUS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and June 30, 2005 (unaudited) and pro forma as of June 30, 2005 (unaudited)	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2004 and the six months ended June 30, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Stockholders’ Deficit for each of the three years in the period ended December 31, 2004 and the six months ended June 30, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004 and the six months ended June 30, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
GNOSSOS SOFTWARE, INC.
FINANCIAL STATEMENTS
PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Financial Information	F-33

Report of Independent Registered Public Accounting Firm
The Board of Directors
Vocus, Inc.
   We have audited the accompanying consolidated balance sheets of Vocus, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vocus, Inc. and subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.
   As discussed in Note 2 to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, in 2003 and changed its accounting policy for revenue recognition.
Ernst & Young LLP

Baltimore, Maryland

April 15, 2005 (except with respect to the matters discussed in Note 12, as to which the date is October , 2005)

The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 12 to the financial statements.
/s/ Ernst & Young LLP
Baltimore, Maryland
October 10, 2005

Vocus, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,			Pro Forma
			June 30,	June 30,
	2003	2004	2005	2005

			(Unaudited)	(Unaudited)
	(Dollars in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$1,573	$7,554	$8,008	$8,008
Accounts receivable, net of allowance for doubtful accounts of $280, $199, and $165 at December 31, 2003 and 2004 and June 30, 2005, respectively	4,049	4,401	4,314	4,314
Prepaid royalty fees	578	1,153	1,146	1,146
Other current assets	23	233	127	127

Total current assets	6,223	13,341	13,595	13,595
Property and equipment, net	865	1,212	3,811	3,811
Intangible assets, net:
Customer relationships, net	1,594	3,728	2,978	2,978
Purchased technology, net	393	696	472	472
Other intangible assets, net	196	102	55	55

Total intangible assets, net	2,183	4,526	3,505	3,505
Other assets	300	539	1,187	1,187

Total assets	$9,571	$19,618	$22,098	$22,098

Liabilities, redeemable stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$366	$488	$1,581	$1,581
Accrued compensation	980	1,408	1,243	1,243
Accrued expenses	1,160	1,490	1,342	1,342
Current portion of notes payable and capital lease obligations	245	115	541	541
Current portion of deferred revenue	12,062	15,282	16,300	16,300

Total current liabilities	14,813	18,783	21,007	21,007
Revolving line of credit	—	2,389	4,236	—
Notes payable and capital lease obligations, net of current portion	94	497	710	710
Other liabilities	72	87	99	99
Deferred revenue, net of current portion	331	770	488	488

Total liabilities	15,310	22,526	26,540	22,304
Series A redeemable convertible preferred stock, $.01 par value, 5,158,628 shares authorized, 1,719,542 shares issued, and outstanding at December 31, 2003 and 2004, and June 30, 2005 and no shares outstanding on a pro forma basis; liquidation preference of $4,993 and $5,092 at December 31, 2004 and June 30, 2005, respectively	2,779	2,992	3,092	—
Series B redeemable convertible preferred stock, $.01 par value, 10,754,021 shares authorized 3,378,655 shares issued and outstanding at December 31, 2003 and 2004, and June 30, 2005 and no shares outstanding on a pro forma basis; liquidation preference of $37,503 and $38,153 at December 31, 2004 and June 30, 2005, respectively; and warrants to purchase 206,016 shares of Series B redeemable convertible preferred stock at December 31, 2003 and 2004, and June 30, 2005	19,709	21,064	21,739	—
Series C redeemable convertible preferred stock, $.01 par value, 5,245,392 shares authorized, 728,471 shares issued and outstanding at December 31, 2004 and June 30, 2005 and no shares outstanding on a pro forma basis; liquidation preference of $5,012 and $5,210 at December 31, 2004 and June 30, 2005, respectively	—	4,591	4,832	—
Redeemable common stock, $.01 par value, 29,128 shares issued and outstanding at December 31, 2004 and June 30, 2005	—	183	188	188
Commitments and contingencies
Stockholders’ deficit:
Common stock, $.01 par value, 40,000,000 shares authorized, 4,621,497, 4,693,330, and 4,933,503 shares issued at December 31, 2003, December 31, 2004, and June 30, 2005, respectively and 11,231,943 shares issued on a pro forma basis; 4,003,451, 4,075,284, and 4,315,457 shares outstanding at December 31, 2003, December 31, 2004, and June 30, 2005, respectively, and 10,613,897 shares outstanding on a pro forma basis	46	47	49	112
Additional paid-in capital	—	—	—	33,836
Treasury stock, 618,046 shares, at cost	(1,520)	(1,520)	(1,520)	(1,520)
Deferred compensation	—	(34)	(27)	(27)
Accumulated other comprehensive income	—	27	16	16
Accumulated deficit	(26,753)	(30,258)	(32,811)	(32,811)

Total stockholders’ deficit	(28,227)	(31,738)	(34,293)	(394)

Total liabilities, redeemable stock, and stockholders’ deficit	$9,571	$19,618	$22,098	$22,098

See accompanying notes.

Vocus, Inc. and Subsidiaries
Consolidated Statements of Operations

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
	(Dollars in thousands, except per share data)
Revenues	$11,524	$15,434	$20,393	$9,646	$12,894
Cost of revenues, including amortization expense of $292, $478, and $397 for the years ended December 31, 2002, 2003, and 2004, respectively, and $181 and $225 for the six months ended June 30, 2004 and 2005, respectively	2,679	3,244	4,368	1,979	2,988

Gross profit	8,845	12,190	16,025	7,667	9,906
Operating expenses:
Sales and marketing	6,755	8,285	11,708	5,508	7,120
Research and development	1,487	2,201	2,064	942	1,199
General and administrative	3,886	4,493	3,942	1,973	2,381
Amortization of intangible assets	78	788	976	430	796

Total operating expenses	12,206	15,767	18,690	8,853	11,496
Loss from operations	(3,361)	(3,577)	(2,665)	(1,186)	(1,590)
Other income (expense):
Interest and other income	78	12	99	46	25
Interest and other expense	(85)	(41)	(35)	(73)	(114)

Total other income (expense)	(7)	(29)	64	(27)	(89)
Loss before cumulative effect of a change in accounting principle	(3,368)	(3,606)	(2,601)	(1,213)	(1,679)
Cumulative effect of a change in accounting principle*	—	896	—	—	—

Net loss	(3,368)	(2,710)	(2,601)	(1,213)	(1,679)
Accretion of preferred stock	(1,316)	(1,547)	(1,582)	(782)	(1,016)

Net loss attributable to common stockholders	$(4,684)	$(4,257)	$(4,183)	$(1,995)	$(2,695)

Net loss attributable to common stockholders per share:
Basic and diluted	$(1.18)	$(1.07)	$(1.04)	$(0.50)	$(0.63)
Pro forma (unaudited)			$(0.28)	$(0.13)	$(0.15)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	3,969,123	3,970,588	4,032,572	4,010,686	4,248,707
Pro forma (unaudited)			9,184,404	9,108,883	10,389,779

*	The pro forma net loss and pro forma net loss attributable to common stockholders in 2002, assuming the retroactive application of the new accounting principle (see Note 2, Revenue Recognition), are $(3,174) and $(4,490), respectively. The related pro forma basic and diluted net loss attributable to common stockholders per share is $(1.13).
See accompanying notes.

Vocus, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Deficit

						Accumulated
	Common Stock		Additional			Other		Total
			Paid-In	Treasury	Deferred	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Stock	Compensation	Income	Deficit	Deficit

	(Dollars in thousands, except per share data)
Balance at January 1, 2002	4,364,992	$44	$—	$(1,013)	$—	$—	$(18,344)	$(19,313)
Issuance of warrants	—	—	24	—	—	—	—	24
Exercise of stock options	23,996	—	15	—	—	—	—	15
Accretion of preferred stock	—	—	(39)	—	—	—	(1,277)	(1,316)
Net loss	—	—	—	—	—	—	(3,368)	(3,368)

Balance at December 31, 2002	4,388,988	44	—	(1,013)	—	—	(22,989)	(23,958)
Issuance of common stock in connection with acquisition	185,556	2	455	—	—	—	—	457
Exercise of stock options	46,953	—	38	—	—	—	—	38
Repurchase of 206,016 shares of common stock	—	—	—	(507)	—	—	—	(507)
Accretion of preferred stock	—	—	(493)	—	—	—	(1,054)	(1,547)
Net loss	—	—	—	—	—	—	(2,710)	(2,710)

Balance at December 31, 2003	4,621,497	46	—	(1,520)	—	—	(26,753)	(28,227)
Issuance of common stock in connection with acquisition	29,128	1	138	—	—	—	—	139
Issuance of warrants	—	—	398	—	—	—	—	398
Exercise of stock options	42,705	—	92	—	—	—	—	92
Deferred compensation related to stock option grants	—	—	50	—	(50)	—	—	—
Amortization of deferred compensation	—	—	—	—	16	—	—	16
Accretion of preferred stock	—	—	(678)	—	—	—	(904)	(1,582)
Comprehensive loss:
Foreign currency translation	—	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	—	(2,601)	(2,601)

Total comprehensive loss								(2,574)

Balance at December 31, 2004,	4,693,330	47	—	(1,520)	(34)	27	(30,258)	(31,738)
Exercise of stock options (unaudited)	240,173	$2	$147	$—	$—	$—	$—	$149
Amortization of deferred compensation (unaudited)	—	—	—	—	7	—	—	7
Accretion of preferred stock (unaudited)	—	—	(147)	—	—	—	(869)	(1,016)
Accretion of redeemable common stock (unaudited)	—	—	—	—	—	—	(5)	(5)
Comprehensive loss:
Foreign currency translation (unaudited)	—	—	—	—	—	(11)	—	(11)
Net loss (unaudited)	—	—	—	—	—	—	(1,679)	(1,679)

Total comprehensive loss (unaudited)								(1,690)

Balance at June 30, 2005 (unaudited)	4,933,503	$49	$—	$(1,520)	$(27)	$16	$(32,811)	$(34,293)

See accompanying notes.

Vocus, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
	(Dollars in thousands)
Cash flows from operating activities
Net loss	$(3,368)	$(2,710)	$(2,601)	$(1,213)	$(1,679)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Cumulative effect of a change in accounting principle	—	(896)	—	—	—
Depreciation and amortization of property and equipment	507	520	397	208	290
Amortization of intangible assets	370	1,266	1,373	611	1,021
Loss (gain) on disposal of assets	(8)	—	5	—	—
Impairment of long-lived assets	117	—	—	—	—
Stock-based compensation	—	493	16	8	7
Non-cash interest expense	24	—	—	—	—
Provision for doubtful accounts	24	116	(54)	(72)	(2)
Changes in operating assets and liabilities:
Accounts receivable	(705)	(2,073)	(343)	609	122
Prepaid royalty fees	—	(578)	(575)	(267)	7
Other current assets	10	113	(210)	(168)	107
Other assets	13	—	(165)	(132)	17
Accounts payable	(33)	(334)	196	636	555
Accrued compensation	(23)	368	427	(102)	(159)
Accrued expenses	141	551	321	(61)	(316)
Deferred revenue	1,482	2,694	3,265	976	745
Other liabilities	30	22	15	9	11

Net cash provided by (used in) operating activities	(1,419)	(448)	2,067	1,042	726
Cash flows from investing activities
Cash paid for acquisitions	—	(1,914)	(2,613)	—	—
Purchases of property and equipment	(200)	(331)	(417)	(193)	(1,000)
Capitalized software development costs	—	(71)	(312)	—	(1,890)
Proceeds from sale of property and equipment	18	—	—	—	—

Net cash used in investing activities	(182)	(2,316)	(3,342)	(193)	(2,890)
Cash flows from financing activities
Net proceeds from issuance of redeemable convertible preferred stock and warrants	—	2,974	4,975	—	—
Repurchase of common stock	—	(1,000)	—	—	—
Proceeds from exercise of stock options	15	38	92	36	149
Proceeds from borrowings under revolving line of credit	—	—	2,389	—	1,847
Proceeds from notes payable	20	182	95	95	729
Payments on notes payable and capital lease obligations	(336)	(268)	(238)	(157)	(89)
Deferred financing costs	—	—	(72)	—	—

Net cash provided by (used in) financing activities	(301)	1,926	7,241	(26)	2,636
Effect of exchange rate changes on cash and cash equivalents	—	—	15	(6)	(18)

Net increase (decrease) in cash and cash equivalents	(1,902)	(838)	5,981	817	454
Cash and cash equivalents at beginning of period	4,313	2,411	1,573	1,573	7,554

Cash and cash equivalents at end of period	$2,411	$1,573	$7,554	$2,390	$8,008

Supplemental disclosure of cash flow information:
Cash paid for interest	$61	$42	$24	$11	$82

Supplemental disclosure of non-cash investing and financing activities:
Assets acquired under capital leases	$84	$—	$16	$—	$—

See accompanying notes.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Business Description and Basis of Presentation
Organization and Description of Business
   Vocus, Inc. (Vocus or the Company) is a leading provider of on-demand software for corporate communications and public relations. The Company’s predecessor was incorporated in Florida in 1988. In 1999, the Company reincorporated in Delaware and changed its name to Vocus. The Company’s principal operations are located in Lanham, Maryland.
Unaudited Interim Financial Information
   The accompanying unaudited consolidated balance sheet as of June 30, 2005, unaudited consolidated statements of operations and cash flows for the six months ended June 30, 2004 and 2005, and the unaudited consolidated statement of stockholders’ deficit for the six months ended June 30, 2005 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal, recurring adjustments, considered necessary for a fair presentation have been included. The information disclosed in the notes to the financial statements for these periods is unaudited. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005 or any future period.
Unaudited Pro Forma Financial Information
   The unaudited pro forma balance sheet gives effect to the conversion of the redeemable convertible preferred stock and the warrants to purchase redeemable convertible preferred stock as if each occurred on June 30, 2005. The holders of the redeemable convertible preferred stock are expected to execute a consent that provides that the Company’s initial public offering satisfies the requirements of a Qualified Offering (see Note 7) resulting in the automatic conversion of the outstanding preferred stock. The conversion of the outstanding preferred stock into common stock will occur immediately prior to or contemporaneously with the consummation of the Company’s initial public offering. In addition, the warrants to purchase shares of Series B preferred stock will become exercisable for shares of common stock upon completion of the Company’s initial public offering. The unaudited pro forma balance sheet also gives effect to the use of proceeds from the Company’s initial public offering to the extent that such proceeds will be used to repay outstanding indebtedness under the Company’s revolving line of credit as if the initial public offering occurred on June 30, 2005. The unaudited pro forma net loss attributable to common stockholders per share for 2004 and 2005 gives effect to the conversion of the outstanding Series A preferred stock and Series B preferred stock and the repayment of outstanding indebtedness as if these transactions occurred on January 1, 2004 and the conversion of the outstanding Series C preferred stock as if it occurred on its date of issuance.

2.	Summary of Significant Accounting Policies
Principles of Consolidation
   The consolidated financial statements include the accounts of Vocus, Inc. and its wholly owned subsidiaries, including Vocus Europe Limited, the Company’s European subsidiary that was formed on April 8, 2004. All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
Cash and Cash Equivalents
   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Allowances for Doubtful Accounts
   Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past-due receivables and by establishing general provisions for estimated losses by analyzing current and historical bad-debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit and collection policies and the financial strength of the Company’s customers. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts. Accounts receivable balances are not collateralized.
Deferred Financing Costs
   Direct financing costs are deferred and amortized using the straight-line method, which approximated the effective-interest method as a component of interest expense over the term of related debt. These amounts are included in other assets.
Software Development Costs
   The Company incurs software development costs related to its applications developed for subscription services and for management information systems. Costs are incurred in three stages of development: the preliminary project stage, the application development stage, and the post-implementation stage. Costs incurred during the preliminary project stage and the post-implementation stages are expensed as incurred. Certain qualifying costs incurred during the application development stage are capitalized as property and equipment. These costs generally consist of internal labor during configuration, coding, and testing activities. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized using the straight-line method over the estimated useful life of the software, generally from two to three years. All other development costs are expensed as incurred.
Property and Equipment
   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of assets acquired under capital leases is included in depreciation expense. Repairs and maintenance costs are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.
Intangible Assets
   Intangible assets consist of customer relationships, purchased technology, and covenants not to compete and resulted from acquisitions. Intangible assets are amortized using the straight-line method over their estimated useful lives ranging from two to four years.
Impairment of Long-Lived Assets
   Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. Accordingly, the Company recorded an impairment charge of $117,000 in the year ended December 31, 2002 related to the customer relationship intangible assets resulting from a 2001 acquisition.
Redeemable Stock
   The Company accounts for redeemable stock subject to provisions for redemption outside of its control as mezzanine equity. These securities are recorded at fair value at the date of issue and are accreted to the redemption amount at each balance sheet date. The resulting increases in the carrying amount of the redeemable stock are reflected through decreases in additional paid-in capital or, in the absence of additional paid-in capital, through accumulated deficit.
Foreign Currency and Operations
   The functional currency for the Company’s foreign subsidiary is the British pound. The translation of the subsidiary’s financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recognized in accumulated other comprehensive income or loss, a separate component of stockholders’ deficit. Realized foreign currency transaction gains and losses are included in other income or expense in the consolidated statements of operations.
Comprehensive Loss
   Comprehensive loss includes the Company’s net loss as well as other changes in shareholders’ deficit that result from transactions and economic events other than those with shareholders, and is disclosed in the consolidated statements of stockholders’ deficit. The Company’s only other component of comprehensive loss is the change in the cumulative foreign currency translation adjustment that is included in accumulated other comprehensive income.
Revenue Recognition and Accounting Change
   The Company derives its revenues principally from subscription arrangements permitting customers to access and utilize the Company’s on-demand software and from providing related professional services. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fees to be paid by the customer is fixed or determinable.
   Subscription agreements generally contain multiple service elements and deliverables. These elements include access to the Company’s on-demand software and often specify initial services including implementation and training. Subscription agreements do not provide customers the right to take possession of the software at any time.
   Prior to 2003, the Company recognized the initial service fees specified in multiple element subscription arrangements over the estimated customer life of three years. Subscription fees were recognized over the subscription period, which is typically one year. On January 1, 2003, the Company changed its revenue recognition policy to define all elements in its multiple element subscription arrangements as a single unit of accounting and, now, recognizes all associated fees over the subscription period. This change was made to comply with the provisions of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), issued by the Emerging Issues Task Force of the Financial Accounting Standards Board in May 2003. EITF 00-21 was issued to address how companies should determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance in EITF 00-21, the Company determined that it does not have objective and reliable evidence of the fair value of the subscription fees after delivery of specified initial services. The Company therefore accounts for its subscription arrangements and its related service fees as a single unit of accounting. As a result, commencing in 2003, all revenue from multiple element subscription arrangements is recognized ratably over the term of the subscription. The subscription term commences on the later of the start date specified in the subscription arrangement or the date access to the software is provided to the customer. Upon adoption of EITF 00-21 on January 1, 2003, the Company recorded a cumulative effect of a change in accounting principle of $896,000, or

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
$0.23 per share, representing the unrecognized revenue that would have been recognized in prior periods had the Company applied EITF 00-21 since inception. The 2002 results of operations do not reflect the impact of EITF 00-21, and accordingly, the results of operations for 2002 are not comparable to 2003. Had the Company adopted EITF 00-21 on January 1, 2002, revenues and net loss for 2002 would have been reported as follows (dollars in thousands):

Pro forma revenues:
Revenues as reported	$11,524
Impact of adoption of EITF 00-21	194

Pro forma revenues	$11,718

Pro forma net loss:
Net loss as reported	$(3,368)
Impact of adoption of EITF 00-21	194

Pro forma net loss	$(3,174)

Pro forma net loss attributable to common stockholders:
Net loss attributable to common stockholders as reported	$(4,684)
Impact of adoption of EITF 00-21	194

Pro forma net loss attributable to common stockholders	$(4,490)

   The Company recognizes revenue from professional services sold separately from subscription arrangements as the services are performed. The Company also has entered into a royalty agreement with a reseller of its application service. The Company recognizes this revenue over the term of the end-user subscription upon obtaining persuasive evidence, which includes monthly notification from the reseller, that the service has been sold and delivered.
   In connection with the acquisition of Gnossos and PAT (Note 3), the Company acquired corporate communications and government relations software. The Company does not enter into new licenses for the Gnossos and PAT software, but continues to provide maintenance and support under contracts generally with a term of one year. Revenue is recognized ratably over the service period.
Deferred Revenue
   Deferred revenue consists of billings to customers in advance of revenue recognition. Deferred revenue to be recognized in the succeeding 12-month period is included in current deferred revenue with the remaining amounts included in noncurrent deferred revenue.
Royalty Fees
   The Company incurs royalty fees related to content provided by third-party vendors and used by the Company’s customers. Amounts paid for royalty fees are deferred and are recognized ratably as cost of revenues over the same period in which the related revenues are recognized. The current portion and the long-term portion of the deferred royalty fees are included in prepaid royalty fees and other assets, respectively, in the accompanying consolidated balance sheets. Amortization expense for the years ended December 31, 2003 and 2004 was $390,000 and $1,244,000, respectively. The Company did not incur royalty fees in 2002.
Sales Commissions
   Sales commissions, including commissions related to deferred revenue, are expensed when a subscription agreement is executed by the customer.
Advertising Costs
   The Company expenses advertising costs as incurred. For the years ended December 31, 2002, 2003 and 2004 advertising costs were $112,000, $187,000 and $920,000, respectively.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
Stock-Based Compensation
   The Company accounts for its stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation cost for awards with pro rata vesting is recognized on a straight-line basis over the related vesting period.
   Had compensation cost for the Company’s stock-based awards been determined based on the fair-value method at the grant dates consistent with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company’s net loss attributable to common shareholders would have been increased to the pro forma amounts indicated below (dollars in thousands, expect per share data):

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
Net loss attributable to common stockholders, as reported	$(4,684)	$(4,257)	$(4,183)	$(1,995)	$(2,695)
Stock-based compensation expense as reported	—	—	16	8	7
Pro forma stock-based compensation expense	(49)	(49)	(57)	(28)	(54)

Pro forma net loss attributable to common stockholders	$(4,733)	$(4,306)	$(4,224)	$(2,015)	$(2,742)

Net loss attributable to common stockholders per share:
As reported	$(1.18)	$(1.07)	$(1.04)	$(0.50)	$(0.63)
Pro forma	$(1.19)	$(1.08)	$(1.05)	$(0.50)	$(0.64)
   The weighted-average fair value of options granted during the years ended December 31, 2002, 2003 and 2004 was $0.36, $0.30 and $1.02, respectively, and $1.35 and $0.75 during the six months ended June 30, 2004 and 2005, respectively. The fair value of each option was estimated on the date of grant using the minimum-value method with the following assumptions:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
Dividend yield	0%	0%	0%	0%	0%
Average risk-free interest rate	3.8%	3.2%	4.2%	4.2%	4.2%
Expected life	4 years	4 years	4 years	4 years	4 years
Concentrations of Credit Risk
   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company generally maintains its cash balances in accounts with nationally recognized institutions. Customers are granted credit on an unsecured basis. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.
   As of December 31, 2004 and June 30, 2005, total assets located outside the United States were approximately 2% of total assets. Revenues from sales to customers outside the United States were approximately 2%, 4% and 5% of total revenues for the years ended December 31, 2002, 2003 and 2004, respectively and were 3% and 6% of total revenues for the six months ended June 30, 2004 and 2005, respectively.
Income Taxes
   Income taxes are provided utilizing the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax-credit carryforwards, and deferred tax liabilities are recognized for

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Net Loss Attributable to Common Stockholders Per Share
   Basic net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.
   The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
Options to purchase common stock	1,002,357	1,092,071	1,100,082	1,096,110	1,238,966
Warrants to purchase common stock	26,209	26,209	155,121	26,209	155,121
Shares of common stock into which outstanding preferred stock would be convertible upon the exercise of preferred stock warrants	—	206,016	206,016	206,016	206,016
Shares of common stock into which outstanding preferred stock is convertible	4,480,149	5,098,197	5,826,668	5,098,197	5,826,668

Total options, warrants, and preferred stock exercisable or convertible into common stock	5,508,715	6,422,493	7,287,887	6,426,532	7,426,771

   If the outstanding options, warrants and preferred stock were exercised or converted into common stock, the result would be anti-dilutive and, accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods presented in the accompanying consolidated statements of operations.
   The pro forma net loss per share is calculated by dividing the pro forma net loss attributable to common stockholders by the pro forma weighted average number of common shares outstanding during the period. The pro forma weighted average number of common shares assumes the conversion of the outstanding preferred stock into

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
common stock as if it occurred on January 1, 2004. The following details the computation of the pro forma net loss per share (dollars in thousands, except per share data):

	Year Ended	Six Months Ended June 30,
	December 31,
	2004	2004	2005

	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	$(2,601)	$(1,213)	$(1,679)
Interest on debt repaid with proceeds from the initial public offering	14	—	81

Pro forma net loss	(2,587)	(1,213)	(1,598)
Pro forma dividends and accretion of preferred stock	—	—	—

Pro forma net loss attributable to common stockholders	$(2,587)	$(1,213)	$(1,598)

Weighted average shares calculation:
Basic and diluted weighted average shares outstanding	4,032,572	4,010,686	4,248,707
Conversion of preferred stock	5,122,081	5,098,197	5,826,668
Shares issued in initial public offering to repay debt	29,751	—	314,404

Pro forma basic and diluted weighted average shares outstanding	9,184,404	9,108,883	10,389,779

Pro forma basic and diluted loss attributable to common stockholders per share	$(0.28)	$(0.13)	$(0.15)

Segment Data
   The Company manages its operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company does not have reportable segments of its business.
Recent Accounting Pronouncements
   In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative.
   The Company will adopt the provisions of Statement 123(R) on January 1, 2006, using the modified prospective method. Unvested stock-based awards issued prior to June 15, 2005, the date that the Company filed a registration statement to publicly sell its equity securities, and disclosed in the accompanying consolidated financial statements using the minimum value method (rather than the estimated fair value using the Black-Scholes option pricing model), will be accounted for at the date of adoption using the intrinsic value method originally applied to those awards. Awards issued after June 15, 2005 and through December 31, 2005 which have not vested will be accounted for at the date of adoption using the same estimate of the grant-date fair value determined using the Black-Scholes option pricing model and disclosed in the historical financial statements in accordance with the provisions of SFAS No. 123. See also Note 2, Stock-Based Compensation.
   As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method and, as such, recognizes no compensation cost when employee stock options are granted with exercise prices equal to the fair value of the shares on the date of grant. Accordingly, the adoption of Statement 123(R)’s fair value method may have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

3.	Acquisitions
Gnossos
   On November 8, 2004, the Company acquired substantially all of the assets of Gnossos Software, Inc. (Gnossos), a provider of software to manage corporate communications and government relations. The operating results of Gnossos have been included in the accompanying consolidated financial statements from the date of acquisition. The purchase consideration consisted of $2,500,000 of cash, 29,128 shares of common stock with an estimated fair value of $4.77 per share, 29,128 shares of redeemable common stock with an estimated fair value of $6.27 per share, and $400,000 payable to the seller in three installments from January 2006 through July 2007. The deferred payments bear interest at 3.6% and the related liability has been included in notes payable in the accompanying consolidated balance sheets as of December 31, 2004 and June 30, 2005. The holder of the redeemable common stock may require the Company to repurchase these shares for an aggregate amount of $200,000 in November 2007. To determine the estimated fair value of the Company’s common stock issued to the seller, management and the board of directors used a market approach. A market approach uses direct comparisons to other comparable public enterprises and their equity securities or transactions in their securities to estimate fair value, and adjusts public enterprise valuations for lower marketability of equity securities of private companies. Management and the board of directors also considered observable cash transactions in preferred stock issued by the Company, adjusted for differences in relevant rights associated with the preferred stock when compared to common stock.
   The aggregate purchase consideration consisted of the following (dollars in thousands):

Cash paid to seller	$2,500
Common stock	139
Redeemable common stock	183
Deferred payments due to seller	400
Transaction costs	112

$3,334

   The Company has preliminarily allocated the purchase price based upon the estimated fair value of the net assets acquired, as follows (dollars in thousands):

Customer relationships (amortization period of 4 years)	$3,015
Purchased technology (amortization period of 2 years)	701
Property and equipment	18
Assumed liabilities	(400)

Total	$3,334

   The weighted-average amortization period for the intangible assets acquired is 3.6 years.
   The unaudited pro forma consolidated results of operations presented below assume that the Gnossos acquisition occurred on January 1, 2003 (dollars in thousands, except per share data):

	Year Ended
	December 31,

	2003	2004

Pro forma revenues	$17,044	$21,600

Pro forma net loss	$(3,822)	$(3,674)
Accretion of preferred stock	(1,547)	(1,582)

Pro forma net loss attributable to common stockholders	$(5,369)	$(5,256)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(1.33)	$(1.29)

   These pro forma results are not necessarily indicative of future operating results or those that would have occurred had the acquisition been consummated on January 1, 2003.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
PR Solutions
   On July 2, 2003, the Company acquired the assets of the PR Solutions product line from the LexisNexis division of Reed Elsevier Inc. The PR Solutions product line consisted of an in-depth database of journalist and media organization contacts, profiles and pitching tips and related software, contact directory, and email newsletters. The acquired assets and liabilities primarily consisted of a note receivable, web site content, intellectual property, and customer contracts and relationships. The purchase consideration consisted solely of contingent consideration equal to 25% of collected customer revenues for a one-year period ending in July 2004. Payments were due in installments with the final payment due in October 2004. At the acquisition date, the Company recorded the net assets acquired at their estimated fair value of approximately $134,000 and recorded a liability to the seller of $134,000. In 2004, the Company paid all of its obligations to the seller.
Public Affairs Technologies
   On January 24, 2003, the Company acquired substantially all of the assets of Public Affairs Technologies (PAT), a provider of software to manage corporate communications and public relations. The operating results of PAT have been included in the accompanying consolidated financial statements from the date of acquisition. The purchase consideration consisted of cash and 185,556 shares of common stock with an estimated fair value of $2.46 per share. To determine the estimated fair value of the Company’s common stock issued to the seller, management and the board of directors concluded that the contemporaneous Series B preferred stock transaction, adjusted for differences in relevant rights associated with the preferred stock when compared to common stock, provided the best evidence of the fair value of the common stock.
   The aggregate purchase consideration consisted of the following (dollars in thousands):

Cash paid to seller	$1,837
Common stock	457
Transaction costs	77

$2,371

   The Company allocated the purchase price based upon the estimated fair value of the net assets acquired, as follows (dollars in thousands):

Customer relationships (amortization period of 3 years)	$2,296
Purchased technology (amortization period of 2 years)	725
Covenants not to compete (amortization period of 3 years)	282
Assumed liabilities	(932)

Total	$2,371

   The weighted-average amortization period for the intangible assets acquired is 2.7 years.
   Because the PAT results of operations for the period from January 1, 2003 to January 23, 2003 were not material, the pro forma combined results of operations for the year ended December 31, 2003 are not presented. These pro forma combined results of operations would not differ materially from the historical results of operations.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4. Property and Equipment
   Property and equipment consisted of the following (dollars in thousands):

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Purchased software, computer and office equipment	$1,073	$1,448	$2,113
Office furniture	233	237	332
Leasehold improvements	353	385	623
Equipment under capital lease obligations	915	911	911
Capitalized software development costs	71	383	2,273

	2,645	3,364	6,252
Less accumulated depreciation and amortization	(1,780)	(2,152)	(2,441)

Property and equipment, net	$865	$1,212	$3,811

5. Intangible Assets
   Intangible assets at December 31, 2003 consisted of the following (dollars in thousands):

		Gross
	Useful Life in	Carrying	Accumulated	Net Carrying
	Years	Amount	Amortization	Amount

Customer relationships	3 - 4	$2,530	$(936)	$1,594
Purchased technology	2	1,310	(917)	393
Covenants not-to-compete	3	282	(86)	196

Total		$4,122	$(1,939)	$2,183

   Intangible assets at December 31, 2004 consisted of the following (dollars in thousands):

		Gross
	Useful Life in	Carrying	Accumulated	Net Carrying
	Years	Amount	Amortization	Amount

Customer relationships	3 - 4	$5,545	$(1,817)	$3,728
Purchased technology	2	2,011	(1,315)	696
Covenants not-to-compete	3	282	(180)	102

Total		$7,838	$(3,312)	$4,526

   Future expected amortization of intangible assets at December 31, 2004 was as follows (dollars in thousands):

2005	$2,007
2006	1,126
2007	760
2008	633

$4,526

6. Debt
Revolving Line of Credit
   In November 2003, the Company renewed its $2,000,000 revolving working-capital line of credit. All amounts outstanding under the revolving line of credit were due and payable in November 2004. The revolving line of credit was collateralized by substantially all of the Company’s assets. No outstanding borrowings existed on the revolving line of credit as of December 31, 2003.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
   In November 2004, the Company entered into a Secured Revolving Line of Credit Loan Agreement (the Revolving Loan Agreement) with a new financial institution that increased its maximum borrowing capacity to $7,000,000. Borrowings bear interest at the bank’s prime rate (5.25% at December 31, 2004), and interest is payable on a monthly basis. All principal amounts outstanding are due and payable on October 31, 2007. Borrowings are secured by a call agreement between the financial institution and certain preferred stockholders. Proceeds from borrowings may be used by the Company for the payment of costs incurred in connection with acquisitions by the Company or any other purpose that may be approved by the preferred stockholders that are subject to the call agreement. Under the terms of the call agreement, in the event that the Company is in default under the Revolving Loan Agreement, the preferred stockholders will be required to make the payments due for any outstanding obligations under the Revolving Loan Agreement. The outstanding borrowings as of December 31, 2004 and June 30, 2005 were $2,389,000 and $4,236,000, respectively.
Term Loans and Equipment Line of Credit
   In November 2002, the Company negotiated an equipment line of credit for $500,000 and a term loan for $258,000 for equipment purchased under a previous equipment line of credit. Outstanding borrowings under the equipment line of credit converted to term loans at six-month intervals. Principal payments plus interest were payable monthly over a maximum period of 30 months depending on the date of the borrowing and asset purchased. The equipment line of credit and term loan bore interest at the prime rate plus 1.0%, and interest was payable monthly. The equipment line of credit was renewed in November 2003 for $300,000, and all amounts outstanding under the equipment line of credit in November 2004 were to convert to a term loan. The assets purchased under the equipment line of credit collateralized the related borrowing. The weighted-average interest rate on the term loans was 4.56% as of December 31, 2003. The outstanding balance under the term loans as of December 31, 2003 was $263,000. No borrowings existed on the equipment line of credit as of December 31, 2003.
   In November 2004, the Company repaid all outstanding amounts on the previous equipment line of credit and term loans. In November 2004, the Company entered into a Secured Revolving Equipment Line of Credit (the Equipment Line) that provides for borrowings up to $800,000. Outstanding borrowings under the Equipment Line convert to term loans with principal and interest payments payable monthly over a maximum period of 36 months depending on the date of the borrowing and asset purchased. Borrowings bear interest at the bank’s prime rate (5.25% at December 31, 2004), and interest is payable monthly. The Equipment Line is collateralized by substantially all of the Company’s assets. Future minimum principal payments under the term loan at December 31, 2004 are $101,000 and $85,000 for the years ending December 31, 2005 and 2006, respectively. In June 2005, the Company modified its Equipment Line to increase the maximum borrowings by $500,000 to $1.3 million. During the six months ended June 30, 2005, the Company borrowed an additional $729,000 under the Equipment Line.

7.	Redeemable Convertible Preferred Stock
   In January 2000, the Company issued 1,719,542 shares of Series A Redeemable Convertible Preferred Stock (Series A) at a price of $1.1631 per share for proceeds of $1,943,000, net of $57,000 of issuance costs.
   In October 2000, the Company issued 1,730,530 shares of Series B Redeemable Convertible Preferred Stock (Series B) at a price of $4.854 per share for proceeds of $8,320,000, net of $80,000 of issuance costs. In June 2001, the Company issued an additional 1,030,077 shares of Series B at a price of $4.854 per share for proceeds of $4,928,000, net of $72,000 of issuance costs. In January 2003, the Company issued an additional 618,048 shares of Series B at a price of $4.854 per share along with warrants to purchase 206,016 shares of Series B for proceeds of $2,974,000, net of $26,000 of issuance costs. In connection with the issuance of Series B, the Board of Directors authorized the purchase of 206,016 shares of common stock from two executives for a price per share of $4.854. The estimated fair value of the shares was $2.46 per share and the resulting premium paid for the common stock of $493,000 was recorded as compensation expense in the year ended December 31, 2003.
   In December 2004, the Company issued 728,471 shares of Series C Redeemable Convertible Preferred Stock (Series C) at a price of $6.8637 per share along with warrants to purchase 128,912 shares of common stock for

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
proceeds of $4,975,000, net of $25,000 of issuance costs. In the event that a preferred stockholder is required to pay any amount under the call agreement (Note 6), the Series C purchase agreement provides that the Company would issue to the appropriate preferred stockholder that number of additional shares of Series C equal to the amount paid under the call agreement divided by $6.8637.
   The Series A, Series B, and Series C are convertible into common stock at any time at the original purchase price per share at the option of the holder, or automatically upon the consummation of an underwritten public offering at a price per share of common stock equal to or exceeding $14.56 and where aggregate proceeds of such an offering are not less than $25,000,000 (a Qualified Offering). The conversion price is subject to adjustment for certain dilutive events. The preferred stock has liquidation preferences over the common stock equal to the greater of two times the original purchase price for the Series A and Series B and one times for the Series C plus all accrued but unpaid dividends or the amount of common stock that would be received on an as-converted basis. The holders of the Series A preferred stock are entitled to receive cumulative dividends equal to 10% per annum of the original issue price per share. The holders of the Series B and Series C preferred stock are entitled to receive cumulative dividends equal to 8% per annum of the original issue price per share. Upon the automatic conversion of the preferred shares into shares of common stock, any accrued but unpaid dividends are waived. The preferred shares have voting rights entitling the holders to the number of votes per share equal to the number of shares of common stock into which each share of preferred stock is convertible. At any time after six years for the Series A and five years for the Series B and Series C following issuance, the Company may be required to redeem the Series A, Series B, or Series C, at the request of 60% of the Series A shareholders or 75% of Series B and Series C shareholders. The Company would be required to redeem the outstanding preferred shares at a redemption price equal to the original purchase price of the preferred shares plus all accrued and unpaid dividends. As of December 31, 2004, no dividends have been paid to the Series A, Series B, and Series C holders, and cumulative dividends were $992,000, $4,703,000, and $12,000, respectively.
   The changes in Series A, Series B and Series C are as follows (dollars in thousands):

	Series A		Series B		Series C

	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2002	1,719,542	$2,357	2,760,607	$14,294	—	$—
Accretion	—	211	—	1,105	—	—

Balance at December 31, 2002	1,719,542	2,568	2,760,607	15,399	—	—
Issuance of Series B	—	—	618,048	2,368	—	—
Issuance of Series B warrants	—	—	—	606	—	—
Accretion	—	211	—	1,336	—	—

Balance at December 31, 2003	1,719,542	2,779	3,378,655	19,709	—	—
Issuance of Series C	—	—	—	—	728,471	4,577
Accretion	—	213	—	1,355	—	14

Balance at December 31, 2004	1,719,542	2,992	3,378,655	21,064	728,471	4,591
Accretion (unaudited)	—	100	—	675	—	241

Balance at June 30, 2005 (unaudited)	1,719,542	$3,092	3,378,655	$21,739	728,471	$4,832

8.	Warrants
   In August 2001, in connection with a line of credit agreement, the Company issued warrants to purchase 12,876 shares of the Company’s common stock with an exercise price of $4.85 per share. The fair value of these warrants was $21,000, which was recorded as a debt discount that has been fully amortized as interest expense. The warrants expire in August 2008.
   In November 2002, in connection with a line of credit agreement, the Company issued warrants to purchase 13,333 shares of the Company’s common stock with an exercise price of $2.46 per share. The fair value of

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
these warrants was $24,000, which was recorded as a debt discount that has been fully amortized as interest expense. The warrants expire in November 2012 and were exercisable upon issuance.
   In January 2003, in connection with the issuance of additional shares of Series B, the Company issued warrants to purchase 206,016 shares of Series B with an exercise price of $4.85 per share. The warrants expire in January 2008 and were exercisable upon issuance. The proceeds from the sale of the Series B were allocated to the Series B and the warrants based on their estimated relative fair values. The value allocated to the warrants is included in the Series B balance in the accompanying consolidated balance sheets and was determined to be $606,000 based upon the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.0%, expected life of 5 years, volatility of 100% and no dividends.
   In December 2004, in connection with the issuance of shares of Series C, the Company issued warrants to purchase 128,912 shares of common stock with an exercise price of $4.77 per share. The warrants expire in January 2014 and were exercisable upon issuance. The proceeds from the sale of Series C were allocated to the Series C and the warrants based on their estimated relative fair values. The value allocated to the warrants was determined to be $398,000 based upon the Black-Scholes option pricing model with the following assumptions: estimated fair value of the common stock of $4.77 per share, risk-free interest rate of 4.3%, expected life of 9 years, volatility of 60%, and no dividends.

9.	Employee Benefit Plans
Stock Option Plan
   The Company adopted the 1999 Stock Option Plan (the Plan) to attract, retain, and reward key individuals who have contributed to the growth of the Company. These individuals may include employees and directors. The Plan is administered by the Board of Directors, which has the authority, among other things, to determine which individuals receive awards pursuant to the Plan, and the terms and option exercise prices of the stock options. In addition, from time to time, the Board of Directors may award stock options outside the Plan. At December 31, 2004, 1,258,730 shares of common stock were reserved for issuance under the Plan. At December 31, 2004, options to purchase 1,100,082 shares were outstanding and 13,334 shares were available for future grants. In January 2005, the Company increased the number of shares reserved for issuance under the Plan to 1,758,730. Options granted under the Plan have a 10-year term and generally vest over a 3- or 4-year period.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
   The following table summarizes the activity of the Plan:

			Weighted-Average
		Range of	Exercise Price Per
	Number of Options	Exercise Prices	Share

Balance at January 1, 2002	1,018,488	$0.30 – 2.46	$0.97
Granted	150,730	2.46	2.46
Exercised	(23,996)	0.30 – 2.46	0.62
Forfeited	(142,865)	0.30 – 2.46	2.22

Balance at December 31, 2002	1,002,357	0.30 – 2.46	1.02
Granted	174,818	2.46	2.46
Exercised	(46,953)	0.30 – 2.46	0.82
Forfeited	(38,151)	0.30 – 2.46	2.20

Balance at December 31, 2003	1,092,071	2.46 – 2.46	1.22
Granted	102,540	2.46 – 4.77	3.36
Exercised	(42,705)	0.30 – 2.46	2.16
Forfeited	(51,824)	0.30 – 3.99	2.55

Balance at December 31, 2004	1,100,082	0.30 – 1.59	1.32
Granted (unaudited)	419,136	4.77 – 6.03	4.81
Exercised (unaudited)	(240,173)	0.30 – 2.46	0.62
Forfeited (unaudited)	(40,079)	2.46 – 4.77	2.95

Balance at June 30, 2005 (unaudited)	1,238,966	0.30 – 6.03	2.59

   The following details the outstanding options at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of	Outstanding	Remaining	Average	Exercisable	Average
Exercise	as of	Contractual	Exercise	as of	Exercise
Prices	12/31/2004	Life	Price	12/31/2004	Price

$0.30 – $1.50	619,824	3.9	$0.30	618,157	$0.30
$1.51 – $3.00	428,878	6.7	2.46	199,105	2.46
$3.01 – $4.50	40,986	9.4	3.99	—	—
$4.51 – $4.77	10,394	10.0	4.77	—	—

	1,100,082	5.3	1.32	817,262	0.83

   Options to purchase 679,120 and 735,185 shares of the Company’s common stock were exercisable at December 31, 2002 and 2003, respectively, with a weighted-average per share exercise price of $0.46 and $0.66 per share, respectively.
   Except for 38,662 options granted in 2004, the exercise prices for all options granted were equal to the estimated grant date fair value of the common stock.
   During February and April 2004, the Company issued 38,662 options to purchase common stock with an exercise price of $2.46 per share and an estimated fair value of the underlying common stock of $3.99 per share. The aggregate intrinsic value of $59,160 is being recognized as compensation expense over the vesting period of the options.
Employee Savings Plan
   The Company sponsors a defined-contribution and profit-sharing plan under section 401(k) of the Internal Revenue Code (the Vocus 401(k) plan). The Vocus 401(k) plan provides tax-deferred salary deductions for eligible employees. The Company may make matching and other discretionary contributions to the Vocus 401(k) plan. Total plan

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $8,000, $14,000 and $66,000, respectively.

10.	Income Taxes
   The Company incurred losses for all periods presented, and accordingly, no income taxes have been provided in the accompanying consolidated statements of operations. A valuation allowance has been recorded to completely offset the carrying value of the Company’s net deferred tax asset because of the inability to predict future taxable income. For all periods presented, the net tax provision was comprised primarily of a deferred tax benefit which was offset by increases in the valuation allowance of the same amount. The tax provision differed from the expected tax benefit, computed by applying the U.S. Federal statutory rate to the loss before income taxes, principally due to the effect of increases in the valuation allowance. The Company’s net deferred tax asset consisted of the following (dollars in thousands):

	December 31,

	2003	2004

Deferred tax assets (liabilities):
NOLs	$5,439	$6,795
Accrual to cash adjustment	26	—
Allowance for doubtful accounts	107	76
Deferred revenue	1,945	2,028
Depreciation	288	337
Intangible asset amortization	251	630
Accrued expenses	452	223
Other	4	(69)

	8,512	10,020
Valuation allowance	(8,512)	(10,020)

Net deferred tax asset	$—	$—

   At December 31, 2004, the Company had net operating loss carryforwards (NOLs) of approximately $17.2 million, substantially all of which relate to the United States and will expire through 2019. The realization of the benefits of the NOLs is dependent on sufficient taxable income in future years. The utilization of the NOLs may be limited due to changes in ownership.

11.	Commitments and Contingencies
Purchase Commitments
   The Company has entered into various content resale arrangements with vendors whereby the vendors license media data and news content for distribution by the Company. As of December 31, 2004, minimum required payments in future years under these arrangements were $1,350,000, $70,000, and $35,000 in 2005, 2006, and 2007, respectively.
Leases
   The Company has various noncancelable operating leases, primarily related to real estate, that expire through 2011. Rent expense was $592,000, $493,000 and $541,000 for the years ended December 31, 2002, 2003, and 2004, respectively. The Company also leases computer and office equipment under noncancelable capital leases that expire through 2007.

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
   Future minimum lease payments under noncancelable operating and capital leases at December 31, 2004 are as follows (dollars in thousands):

	Operating	Capital
	Leases	Leases

2005	$638	$16
2006	565	7
2007	363	5
2008	371	—
2009	379	—
2010 and thereafter	550	—

Total future minimum payments	$2,866	28

Less amount representing interest		(2)
Less current portion		(14)

Long-term capital lease obligations		$12

Letter of Credit
   The Company has established a letter of credit in favor of its landlord. The letter of credit is collateralized by a $270,000 certificate of deposit. The certificate of deposit matures in 2011, and the balance plus accrued interest is included in other assets in the accompanying consolidated balance sheets. As of December 31, 2004, the letter of credit remained outstanding; however, no amounts had been drawn against it. The letter of credit renews annually through April 2011.
Litigation and Claims
   The Company is subject to lawsuits, investigations, and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation, and employment matters. In the opinion of management based on all known facts, all such matters are without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.
12. Subsequent Events
Common Stock Repurchases
   In July 2005 and August 2005, the Company purchased an aggregate of 392,731 shares of common stock from an officer of the Company and certain former employees at a price of $7.05 per share, the estimated fair value of the shares on the date of purchase. Certain of these shares of common stock were obtained by former employees through stock option exercises within the six-month period preceding the purchase by the Company. As a result, these purchases will result in stock-based compensation equal to the amount the Company paid to acquire the common stock, reduced by the amount paid by the employee upon exercise of the stock option, or an aggregate of $1.0 million for the three months ending September 30, 2005.
Information Database and Royalty Fees
   The Company acquires content for the information database that it makes available to its customers through its subscription arrangements from third-party vendors for which the Company incurs royalty fees (see Note 1, Royalty Fees). During 2005, the Company developed its own content to replace a significant portion of its acquired third-party content. In August 2005, the Company began providing its internally-developed content to its customers and ceased providing the replaced third-party content. For the customers who adopted the internally-developed content prior to the end of their subscriptions, the Company has accelerated the amortization of the related prepaid royalty fees to recognize them over the remaining period of expected use. In addition, the Company is required to make minimum

Vocus, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
annual payments under the related data resale agreement with a third party (see Note 11, Purchase Commitments). The effect of the release of the Company’s internally-developed content and the related cessation of the use of the third-party’s content will result in a charge to cost of revenues of $1.8 million in the third quarter of 2005 related to the accelerated amortization and the contractual minimum payments.
Reverse Stock Split
   On October 7, 2005, the Company’s Board of Directors authorized a 3-for-1 reverse stock split that will be effective upon approval by the Company’s stockholders and amendment of the Company’s certificate of incorporation, which is expected to occur prior to the initial public offering. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

Report of Independent Auditors
The Board of Directors
Gnossos Software, Inc.
   We have audited the accompanying balance sheet of Gnossos Software, Inc. as of December 31, 2003, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gnossos Software, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Baltimore, Maryland
June 10, 2005

Gnossos Software, Inc.
Balance Sheet
December 31, 2003
(Dollars in thousands, except per share data)

Assets
Current assets:
Cash and cash equivalents	$191
Accounts receivable	210

Total current assets	401
Property and equipment, net	55
Other assets	10

Total assets	$466

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$204
Note payable	85
Current portion of capital lease obligations	8
Notes payable to stockholder and affiliate	206
Deferred revenue	797

Total current liabilities	1,300
Capital lease obligations, net of current portion	24

Total liabilities	1,324
Stockholders’ deficit:
Common stock, $.01 par value, 1,500 shares authorized, 515 shares issued and outstanding	—
Additional paid-in capital	26
Accumulated deficit	(884)

Total stockholders’ deficit	(858)

Total liabilities and stockholders’ deficit	$466

See accompanying notes.

Gnossos Software, Inc.
Statements of Operations
(Dollars in thousands)

		Nine Months Ended
	Year Ended	September 30,
	December 31,
	2003	2003	2004

		(Unaudited)	(Unaudited)
Revenues:
License	$282	$359	$192
Professional services, maintenance and other	$1,328	859	905

Total revenues	$1,610	1,218	1,097

Cost of revenues:
License	145	112	93
Professional services, maintenance and other	275	215	216

Total cost of revenues	420	327	309

Gross profit	1,190	891	788
Operating expenses:
Selling, general and administrative	550	481	437
Research and development	480	334	296

Total operating expenses	1,030	815	733
Income from operations	160	76	55
Interest expense	28	22	16

Net income	$132	$54	$39

See accompanying notes.

Gnossos Software, Inc.
Statements of Stockholders’ Deficit
Year ended December 31, 2003 and nine months ended September 30, 2004 (unaudited)

	Common Shares		Additional		Total
			Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

	(Dollars in thousands)
Balance at January 1, 2003	515	$—	$26	$(1,016)	$(990)
Net income for 2003	—	—	—	132	132

Balance at December 31, 2003	515	$—	$26	$(884)	$(858)
Net income for the nine months ended September 30, 2004 (unaudited)	—	—	—	39	39

Balance at September 30, 2004 (unaudited)	515	$—	$26	$(845)	$(819)

See accompanying notes.

Gnossos Software, Inc.
Statements of Cash Flows
(Dollars in thousands)

		Nine Months Ended
	Year Ended	September 30,
	December 31,
	2003	2003	2004

		(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$132	$54	$39
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	38	30	17
Changes in operating assets and liabilities:
Accounts receivable	15	117	102
Accounts payable and accrued expenses	27	48	55
Deferred revenue	(26)	(301)	(298)

Net cash provided by (used in) operating activities	186	(52)	(85)
Cash flows from investing activities
Purchases of property and equipment	(19)	(5)	(8)

Net cash used in investing activities	(19)	(5)	(8)
Cash flows from financing activities
Payments on line of credit	(141)	(141)	—
Proceeds from borrowings under notes payable	151	151	—
Payments on notes payable	(91)	(62)	(59)
Payments on capital lease obligations	(14)	(11)	(15)
Payments on notes payable to stockholder and affiliate	(20)	(8)	—

Net cash used in financing activities	(115)	(71)	(74)
Net change in cash and cash equivalents	52	(128)	(167)
Cash and cash equivalents at beginning of period	139	139	191

Cash and cash equivalents at end of period	$191	$11	$24

Supplemental disclosure of cash flow information
Cash paid for interest	$34	$28	$26

Assets acquired under capital leases	$32	$—	$—

See accompanying notes.

Gnossos Software, Inc.
Notes to Financial Statements
December 31, 2003

1.	Organization and Summary of Significant Accounting Policies
Description of Business
   Gnossos Software, Inc. (Gnossos or the Company) is a provider of software to manage corporate communications and government relations. The Company was incorporated in Delaware in March 1993. On November 8, 2004, the Company sold its operating assets, including the rights to its software and its customer contracts, to Vocus, Inc. (Vocus) for aggregate consideration of $3.2 million consisting of cash and common stock of Vocus. In connection with the sale of the Company’s assets, the Company changed its name to Sossong Software, Inc. in December 2004.
Unaudited Interim Financial Information
   The accompanying unaudited statements of operations and cash flows for the nine months ended September 30, 2003 and 2004, and the unaudited statement of stockholders’ deficit for the nine months ended September 30, 2004 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal, recurring adjustments, considered necessary for a fair presentation have been included. The information disclosed in the notes to the financial statements for these periods is unaudited.
Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Allowance for Doubtful Accounts
   Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past due receivables and by establishing general provisions for estimated losses by analyzing current and historical bad debt trends. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts.
Property and Equipment
   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Assets acquired under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of assets acquired under capital leases is included in depreciation expense.
   Repairs and maintenance costs are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.
Revenue Recognition
   The Company’s revenues are derived primarily from the following: (1) software and content licensing; (2) maintenance and support; and (3) implementation services. Software licensing represents the sale of licenses for software, which does not require significant modification or customization services, and the sale of licenses for information databases. Maintenance and support revenues are generated through the sale of maintenance contracts. Implementa-

Gnossos Software, Inc.
Notes to Financial Statements (continued)
tion services consist of training and installation services. The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 Software Revenue Recognition, with Respect to Certain Transactions.
   The Company recognizes revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectibility is probable. For arrangements with multiple elements, revenue must be allocated to each component of the arrangement based upon vendor-specific objective evidence (VSOE) of its fair value. If VSOE does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or until such time as the only remaining undelivered element is maintenance and support. Upon such time, revenue is recognized ratably over the maintenance and support period. The Company’s software license arrangements have generally included multiple elements consisting of the software license, maintenance and support and implementation services. The Company has not established VSOE of fair value for maintenance and support and implementation services, therefore, revenues from licenses, maintenance and support and implementation services that are sold together are recognized ratably over the maintenance and support contract term, generally one year. The maintenance and contract term commences upon the delivery of the software and the completion of any implementation services necessary to utilize the software.
   Deferred revenues represent the difference between amounts billed to customers and amounts recognized as revenues.
   The Company also derives revenues from professional services sold separately, which include bookkeeping and preparation of Federal Election Commission reports for political action committees. Revenue from professional services is recognized upon completion of the services. Bookkeeping and political action committee report preparation services are billed on a monthly, fixed-fee basis and revenue from these services is recognized as the service is provided.
Stock-Based Compensation
   The Company accounts for its stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. No expense has been recognized related to the Company’s stock options because exercise prices were at least equal to the underlying common stock’s estimated fair market value on the grant dates.
   Had compensation cost for the Company’s stock-based awards been determined based on the fair value method at the grant dates consistent with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, the Company’s pro forma net loss for all periods presented would not have been different as all options were fully vested as of January 1, 2003.
Concentrations of Credit Risk
   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts with nationally recognized institutions. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.
Income Taxes
   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company’s taxable income. Accordingly, there is no provision for federal income taxes. The Company is taxable in a jurisdiction that does not recognize S corporation status. However, the Company has incurred net operating losses in this jurisdiction and, accordingly no income tax provision has been recorded.
Advertising Costs
   The Company expenses advertising costs as incurred. For the year ended December 31, 2003, advertising costs were $45,000.

Gnossos Software, Inc.
Notes to Financial Statements (continued)

2.	Property and Equipment
   Property and equipment consists of the following at December 31, 2003 (in thousands):

Computer and office equipment	$215
Equipment under capital lease obligations	63

278
Less accumulated depreciation and amortization	(223)

Total	$55

3.	Note Payable
   In November 1999, the Company entered into a $200,000 line of credit with a financial institution. Borrowings under the line of credit bore interest at 6.5%, and were due on demand. In 2003, all outstanding amounts were repaid, and the line of credit was terminated.
   In October 2002, the Company entered into a secured business loan agreement whereby the Company executed a note payable with a financial institution in the amount of $179,000. The note bore interest at 8.5% and matured on February 28, 2003. The note was collateralized by substantially all of the Company’s assets and was personally guaranteed by the Company’s primary stockholder.
   In March 2003, the Company repaid all outstanding amounts on this note payable and refinanced the note with the same financial institution. The Company executed a new secured note payable in the amount of $151,000, which matures on March 20, 2006. The note bears interest at 8.0%. Principal and interest payments are payable on a monthly basis. The note is collateralized by substantially all of the Company’s assets and is personally guaranteed by the Company’s primary stockholder.
   The Company must maintain compliance with certain financial covenants including minimum income and cash flow requirements and tangible net worth requirements. The Company was not in compliance with the financial covenants during 2003 and 2004. As such, the outstanding balance of $85,000 at December 31, 2003 is classified as a current liability. All outstanding amounts were repaid in November 2004.

4.	Notes Payable to Stockholder Affiliate
   In July 1993, the Company entered into a promissory note with the Company’s primary stockholder for $46,000. The promissory note bears interest at 8.0% and is due on demand. The primary stockholder made additional advances to the Company under the terms of the original promissory note. As of December 31, 2003, the amount due to the primary stockholder was $181,000.
   In October 1996, the Company entered into a promissory note with an affiliate of the primary stockholder for $25,000, that accrues interest at a 6.5% annually and matured in December 2004. As of December 31, 2003, the amount due under the note payable to affiliate was $25,000.

5.	Stock Option Plan
   The Company adopted the 1998 Employee Stock Option Plan (the Plan) to attract, retain, and reward key employees who have contributed to the growth of the Company. The Plan is administered by the Board of Directors, which has the authority, among other things, to determine which employees are awarded options and stock appreciation rights pursuant to the Plan, and the terms and option exercise prices of the stock options. In addition, from time to time, the Board of Directors may award stock options outside the Plan. At December 31, 2003, options to purchase 20.6 shares were outstanding at a weighted-average per share exercise price of $1.00 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2003 was 4.7 years. The options are exercisable only upon the occurrence of a major event as defined in the option grant, such as a merger or sale of the Company.

Gnossos Software, Inc.
Notes to Financial Statements (continued)

6.	Commitments and Contingencies
Leases
   The Company has various noncancelable operating leases, primarily related to real estate, which expire through 2006. Rent expense related to these operating leases was $117,000 for the year ended December 31, 2003. The Company also leases computer and office equipment under noncancelable capital leases that expire in 2007.
   Future minimum lease payments under noncancelable operating and capital leases are as follows as of December 31, 2003 (in thousands):

	Operating	Capital
	Leases	Leases

2004	$118	$9
2005	121	10
2006	103	10
2007	—	6

Total future minimum payments	$342	35

Less amount representing interest		(3)
Less current portion		(8)

Long-term capital lease obligation		$24

Litigation and Claims
   The Company is periodically subject to lawsuits, investigations, and claims arising out of the ordinary course of business. In the opinion of management, and based on all known facts, all matters are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
   On November 8, 2004, we acquired substantially all of the assets of Gnossos Software, Inc. (Gnossos). The Gnossos results of operations have been included in our consolidated statement of operations for the year ended December 31, 2004 from the date of acquisition. The purchase consideration consisted of cash, and shares of common stock. The acquisition of Gnossos was financed, in part, with proceeds of $2,389,000 from borrowings under our revolving line of credit. The acquisition of Gnossos was accounted for using the purchase method of accounting. We preliminarily allocated the purchase price based upon the estimated fair value of the net assets acquired as follows (dollars in thousands):

Customer relationships	$3,015
Purchased technology	701
Property and equipment	18
Assumed liabilities	(400)

Total	$3,334

   The unaudited consolidated pro forma statement of operations for the year ended December 31, 2004 gives effect to the Gnossos acquisition and the related financing as if each had occurred on January 1, 2004. The unaudited pro forma consolidated financial information is based upon currently available information and assumptions and estimates which we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to fairly present the pro forma information. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not indicative of either future results of operations or results that might have been achieved if the transactions had been consummated as of January 1, 2004. The pro forma consolidated financial information should be read in connection with our historical consolidated financial statements together with the related notes thereto that are included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the year ended December 31, 2004

Gnossos
historical
for the
period from
January 1,	Pro forma
Vocus historical	2004	Acquisition	for the
for the year ended	through	and related	year ended
December 31, 2004	November 8,	financing	December 31,
(A)	2004 (A)	adjustments	2004

(Dollars in thousands, except per share data)
Revenues	$20,393	$1,207	$—	$21,600
Cost of revenues	4,368	345	300	(B)	5,013

Gross profit	16,025	862	(300)	16,587
Operating expenses:
Sales and marketing	11,708	44	—	11,752
Research and development	2,064	328	—	2,392
General and administrative	3,942	480	—	4,422
Amortization of intangible assets	976	—	644	(B)	1,620

Total operating expenses	18,690	852	644	20,186

Income (loss) from operations	(2,665)	10	(944)	(3,599)
Other income (expense)	64	(20)	(119	)(C)	(75)

Net loss	(2,601)	(10)	(1,063)	(3,674)
Accretion of preferred stock	(1,582)	—	—	(1,582)

Net loss attributable to common stockholders	$(4,183)	$(10)	$(1,063)	$(5,256)

Net loss per common share:
Basic and diluted net loss attributable to common stockholders per share:	$(1.04)	$(1.29)
Basic and diluted weighted average shares outstanding	4,032,572	4,082,233	(D)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(A)	On November 8, 2004, we acquired substantially all of the assets of Gnossos. Our results of operations for the year ended December 31, 2004 include the operating results of Gnossos from November 8, 2004 through December 31, 2004.

(B)	Reflects the additional amortization of intangible assets resulting from the allocation of the Gnossos purchase price. The following table details the intangible assets and the related amortization lives, method, and amounts (dollars in thousands):

	Intangible Asset	Useful Life	Amortization	Pro forma
	Amount	(in Years)	Method	Adjustment

Purchased technology	$701	2	straight line	$300
Customer relationships	$3,015	4	straight line	$644

(C)	Reflects the additional interest expense on the indebtedness incurred to finance the acquisition of Gnossos. The adjustment includes the following (dollars in thousands):

Interest on revolving line of credit (interest rate of 5.25%)	$107
Interest on deferred payments (interest rate of 3.6%)	12

$119

(D)	The pro forma weighted average shares outstanding reflects the issuance of 29,128 shares of common stock and 29,128 shares of redeemable common stock in connection with our acquisition of Gnossos as if the shares had been issued on January 1, 2004.

A reconciliation of the historical basic and diluted weighted average shares outstanding to the pro forma basic and diluted weighted average shares outstanding is as follows:

Historical basic and diluted weighted average shares outstanding	4,032,572
Common stock issued in connection with Gnossos acquisition	49,661

Pro forma basic and diluted weighted average shares outstanding	4,082,233

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
   The expenses (other than underwriting discounts and commissions and the underwriters’ non-accountable expense allowance) payable in connection with the sale of the common stock offered in this registration statement are as follows:

Securities and Exchange Commission registration fee		$7,445
NASD filing fee		4,500
Nasdaq entry and application fee		5,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment
   All expenses are estimated except for the SEC registration fee and the NASD filing fee.

Item 14.	Indemnification of Directors and Officers
   Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Vocus may and, in certain cases, must be indemnified by Vocus against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Vocus. This indemnification does not apply, (i) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Vocus, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, (ii) in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.
   Article VI of the Vocus amended and restated certificate of incorporation provides that no director of Vocus shall be liable to Vocus or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.
   Article VII of the Vocus amended and restated certificate of incorporation also provides that Vocus shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at the request of Vocus as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.
   Reference is made to Section                     of the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify officers and directors of Vocus against certain liabilities under the Securities Act.
   Vocus intends to enter into indemnification agreements with each director and certain officers of Vocus, a form of which will be filed as Exhibit 10.13 to this registration statement. Pursuant to such agreements, Vocus will be obligated, to the extent permitted by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Vocus or assumed certain responsibilities at the direction of Vocus. Vocus also intends to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

Item 15.	Recent Sales of Unregistered Securities
   Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.
   1. In January 2003, the registrant issued and sold a total of 1,854,144 shares of Series B preferred stock and warrants to purchase 618,048 shares of Series B preferred stock at an exercise price of $1.618 per share to two accredited investors for a total purchase price of $3,000,005, all of which was paid in cash. The registrant relied on the exemption from registration provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.
   2. In November 2004, the registrant issued and sold a total of 174,772 shares of common stock to one accredited investor in connection with the registrant’s acquisition of a business. The registrant relied on the exemption from registration provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.
   3. In December 2004, the registrant issued and sold (a) a total of 2,185,417 shares of Series C preferred stock to three accredited investors for a total purchase price of $5 million, all of which was paid in cash, and (b) warrants to purchase an aggregate of 386,740 shares of common stock at an exercise price of $1.59 per share. The registrant relied on the exemption from registration provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.
   4. From June 15, 2002 to June 15, 2005, the registrant granted stock options to its employees, directors, consultants and other service providers under its 1999 Stock Option Plan, pursuant to which the optionees may purchase up to an aggregate of                      shares of the registrant’s common stock at exercise prices ranging from $          to $           per share. Of the options granted during this period, options to purchase a total of                      shares of common stock have been canceled. The registrant relied on the exemption from registration provided by Rule 701 of Regulation E promulgated under the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules
   (a) Exhibits.

1.1	Form of Underwriting Agreement. *
3.1	Fourth Amended and Restated Certificate of Incorporation. **
3.2	Form of Fifth Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of the offering covered by this registration statement). *
3.3	Bylaws. **
3.4	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this registration statement). *
4.1	Specimen common stock certificate. *
4.2	See Exhibits 3.1 through 3.4 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of common stock of the Registrant. **
5.1	Opinion of Greenberg Traurig, LLP. *
10.1	Warrant to purchase common stock issued to PNC Bank, dated as of August 24, 2001. **
10.2	Warrant to purchase common stock issued to Comerica Bank — California dated as of November 19, 2002. **
10.3	Form of warrant to purchase common stock and schedule of details omitted therefrom. **
10.4	Form of warrant to purchase Series B preferred stock and schedule of details omitted therefrom. **
10.5	1999 Stock Option Plan. **
10.6	Form of Option Agreement under Registrant’s 1999 Stock Option Plan. **
10.7	Form of 2005 Stock Award Plan. *
10.8	Form of Non-Qualified Stock Option Agreement under Registrant’s 2005 Stock Award Plan. *

10.9	Third Amended and Restated Registration Rights Agreement among the Registrant and the other parties named therein, dated as of December 20, 2004. **
10.10	Agreement of Lease, dated December 21, 2000, between MOR FORBES LLLP and the Registrant as amended. **
10.11	Loan Agreement between the Registrant and Mercantile-Safe Deposit and Trust Company, dated as of November 8, 2004. **
10.12	Asset Purchase Agreement, dated as of November 8, 2004, among the Registrant, Vocus GS Holdings LLC, Gnossos Software, Inc. and Steven Robert Kantor. **
10.13	Form of Indemnification Agreement entered into by the Registrant and each of its executive officers and directors. *
10.14	Data Resale Agreement between the Registrant and Bacon’s Information, Inc., dated April 9, 2003.**
10.15	Data Distribution License Agreement between the Registrant and Gale Group, Inc., dated October 15, 2004.**
10.16	Data Distribution License Agreement between the Registrant and Gale Group, Inc., dated December 13, 2004.**
10.17	Agreement between the Registrant and PR Newswire Association, Inc., dated March 14, 2001.**
10.18	License Agreement between the Registrant and PR Newswire Association LLC, dated August 1, 2003, as amended.**
10.19	Agreement between the Registrant and PR Newswire Association, Inc., dated August 1, 2003, as amended.**
10.20	Development and Support License Agreement between the Registrant and Moreover Technologies, Inc., dated July 30, 2004.**
10.21	Reseller Agreement between the Registrant and Moreover Technologies, Inc., dated July 30, 2004.**
10.22	Redemption Agreement between the Registrant and Robert Lentz, dated July 1, 2005.**
10.23	Qwest Master Internet Market Service Agreement between the Registrant and Qwest Communications Corporation, dated September 15, 2004.**
10.24	Call Agreement executed by Lazard Technology Partners II LP, Sterling Venture Partners, L.P. and Sterling SVP Executive Fund, L.P. for the benefit of Mercantile-Safe Deposit and Trust Company, dated November 2005.
21.1	List of subsidiaries. **
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1). *
24.1	Power of Attorney (previously included in the signature page to this Registration Statement).

*	To be filed by amendment.

**	Previously filed.
   (b) Financial Statement Schedules
Schedule II — Valuation and Qualifying Accounts
   All other information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Vocus, Inc.
   We have audited the consolidated financial statements of Vocus, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated April 15, 2005 (except with respect to the matters discussed in Note 12 as to which the date is October   , 2005) (included elsewhere in this registration statement). Our audits also included the financial statement schedule listed in Item 16(b) of this registration statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
Ernst & Young LLP
Baltimore, Maryland
April 15, 2005
   The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 12 to the financial statements.
/s/ Ernst & Young LLP
Baltimore, Maryland
October 10, 2005

Vocus, Inc.
Schedule II — Valuation and Qualifying Accounts
(Dollars in thousands)

	Balance at
	Beginning	Charged to			Balance at
	of Period	Expense	Deductions		End of Period

Allowance for doubtful accounts (deducted from accounts receivable)
Year ended December 31, 2002	$260	$24	$(69	)(1)	$215
Year ended December 31, 2003	215	116	(51	)(1)	280
Year ended December 31, 2004	280	(54)	(27	)(1)	199

Deferred tax valuation allowance (deducted from net deferred taxes)
Year ended December 31, 2002	$5,798	$775	—		$6,573
Year ended December 31, 2003	6,573	1,939	—		8,512
Year ended December 31, 2004	8,512	1,554	—		10,066

(1)	Uncollectible accounts written-off, net of recoveries.

Item 17.	Undertakings
   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
   The undersigned registrant hereby undertakes that:
   (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.
   (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
   Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lanham, Maryland on October 11, 2005.

VOCUS, INC.

By:	/s/ Richard Rudman

Richard Rudman
Chief Executive Officer, President and Chairman
   Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ Richard Rudman Richard Rudman		Chief Executive Officer, President and Chairman (Principal Executive Officer)	October 11, 2005

/s/ Stephen Vintz Stephen Vintz		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 11, 2005

* Robert Lentz		Chief Technology Officer and Director	October 11, 2005

* Michael Bronfein		Director	October 11, 2005

* Kevin Burns		Director	October 11, 2005

* Gary Golding		Director	October 11, 2005

* Ronald Kaiser		Director	October 11, 2005

* Richard Moore		Director	October 11, 2005

*By:	/s/ Stephen Vintz Stephen Vintz Attorney-in-fact		October 11, 2005

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.*
3.1	Fourth Amended and Restated Certificate of Incorporation.**
3.2	Form of Fifth Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of the offering covered by this registration statement).*
3.3	Bylaws.**
3.4	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this registration statement).*
4.1	Specimen common stock certificate.*
4.2	See Exhibits 3.1 through 3.4 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of common stock of the Registrant.**
5.1	Opinion of Greenberg Traurig, LLP.*
10.1	Warrant to purchase common stock issued to PNC Bank, dated as of August 24, 2001.**
10.2	Warrant to purchase common stock issued to Comerica Bank — California dated as of November 19, 2002.**
10.3	Form of warrant to purchase common stock and schedule of details omitted therefrom.**
10.4	Form of warrant to purchase Series B preferred stock and schedule of details omitted therefrom.**
10.5	1999 Stock Option Plan.**
10.6	Form of Option Agreement under Registrant’s 1999 Stock Option Plan.**
10.7	Form of 2005 Stock Award Plan.*
10.8	Form of Non-Qualified Stock Option Agreement under Registrant’s 2005 Stock Award Plan.*
10.9	Third Amended and Restated Registration Rights Agreement among the Registrant and the other parties named therein, dated as of December 20, 2004.**
10.10	Agreement of Lease, dated December 21, 2000, between MOR FORBES LLLP and Registrant as amended.**
10.11	Loan Agreement between the Registrant and Mercantile-Safe Deposit and Trust Company, dated as of November 8, 2004.**
10.12	Asset Purchase Agreement, dated as of November 8, 2004, among the Registrant, Vocus GS Holdings LLC, Gnossos Software, Inc. and Steven Robert Kantor.**
10.13	Form of Indemnification Agreement entered into by the Registrant and each of its executive officers and directors.*
10.14	Data Resale Agreement between the Registrant and Bacon’s Information, Inc., dated April 9, 2003.**
10.15	Data Distribution License Agreement between the Registrant and Gale Group, Inc., dated October 15, 2004.**
10.16	Data Distribution License Agreement between the Registrant and Gale Group, Inc., dated December 13, 2004.**
10.17	Agreement between the Registrant and PR Newswire Association, Inc., dated March 14, 2001.**
10.18	License Agreement between the Registrant and PR Newswire Association LLC, dated August 1, 2003, as amended.**
10.19	Agreement between the Registrant and PR Newswire Association, Inc., dated August 1, 2003, as amended.**
10.20	Development and Support License Agreement between the Registrant and Moreover Technologies, Inc., dated July 30, 2004.**
10.21	Reseller Agreement between the Registrant and Moreover Technologies, Inc., dated July 30, 2004.**
10.22	Redemption Agreement between the Registrant and Robert Lentz, dated July 1, 2005.**
10.23	Qwest Master Internet Market Service Agreement between the Registrant and Quest Communications Corporation, dated September 15, 2004.**
10.24	Call Agreement executed by Lazard Technology Partners II LP, Sterling Venture Partners, L.P. and Sterling SVP Executive Fund, L.P. for the benefit of Mercantile-Safe Deposit and Trust Company, dated November 2005.
21.1	List of subsidiaries.**
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (previously included in the signature page to this Registration Statement).

*	To be filed by amendment.

**	Previously filed.